Form 10KSB, Exhibit 13
period 1997-06-30
TOWNE FINANCIAL CORP /OH
filed 1997-09-26
CIK 880052

                                                                      Exhibit 13




                           TOWNE FINANCIAL CORPORATION

                                Parent Company of
                     The Blue Ash Building and Loan Company







                                      1997
                                  ANNUAL REPORT

                               TO OUR SHAREHOLDERS

         On behalf of the directors, officers and employees of Towne Financial Corporation ("Towne Financial") and The Blue Ash Building and Loan Company ("Blue Ash"), we would like to express our thanks and gratitude for your continuing support and investment in Towne Financial. Since 1908, great efforts have been made to make Blue Ash a safe, sound and profitable mutual savings and loan. As a publicly-owned savings and loan holding company, whose primary investment is Blue Ash, Towne Financial is still positioned to build on the strong foundation laid by those past efforts.

         The consolidated financial reports and information included in the Sixth Annual Report of Towne Financial are as of and for the year ended June 30, 1997. Towne Financial closed fiscal 1997 with assets totaling an unprecedented $102.6 million, an increase of $10.4 million, or 11.2%, from fiscal 1996 asset levels. Coupled with this significant double-digit asset growth in fiscal 1997 were double-digit increases in total assets of 16.0% in fiscal 1996 and 14.5% in fiscal 1995. Over the last seven years Towne Financial has almost doubled in asset size. It is important to stress that the growth in assets experienced during fiscal 1997, as well as over the last few years, can be tangibly measured and is symbolic of the increasing consumer preference for transacting business with a community-based financial institution. It should also be noted that such growth in the asset base has been consistent with our short-term and long-term goals and objectives, as we continue expanding our customer base within existing and new market areas.

         The consolidated financial results for the year ended June 30, 1997 continue to reflect our strategic focus that prudent management of risk is a key operating priority while still remaining responsive to the best interests of our shareholders and the communities we serve. Fiscal 1997 saw a matter of significant importance reach conclusion. On September 30, 1996, a final decision regarding the recapitalization of the Savings Association Insurance Fund ("SAIF") was made by Congress and signed into law by the President. The legislation resulted in a one-time after-tax charge to earnings of $242,000. As a result, consolidated net earnings for the year ended June 30, 1997 stood at $365,000, a decrease of $156,000, or 29.9%, from the $521,000 in consolidated net earnings reported in fiscal 1996, and earnings per share on a fully-diluted basis decreased from $2.51 per share in fiscal 1996 to $1.66 per share in fiscal 1997. Despite reporting lower levels, the earnings level during fiscal 1997 was very strong, considering the federal government's SAIF assessment that negatively affected Blue Ash, as well as many other financial institutions across the country. However, we are pleased that the issue has been resolved and that we may now move forward with some degree of certainty.

Without the one-time charge for the SAIF assessment, which was partially offset by the future benefits derived from the reduced SAIF premiums resulting from the recapitalization of the SAIF, fiscal 1997 consolidated net earnings would have been stated at $559,000, as compared to $521,000 in fiscal 1996, an increase of $38,000, or 7.3%. At such a level, fiscal 1997 net earnings would have been the highest since fiscal 1994 and 1993, when those levels were accomplished in a very favorable interest rate environment. The components fueling the 7.3% increase in fiscal 1997 net earnings, exclusive of the effects of the SAIF charge, were the significant increase in net interest income of $384,000, or 16.4%, and stringent expense control as evidenced by a modest 3.2% increase in general, administrative and other expense, not including the overall effects of the SAIF charge, which were partially offset by a decline in gain on sale of mortgage loans of $97,000, or 60.2%, and a decline in gain on sale of securities designated as available for sale of $135,000, or 90.6%. Loan sales declined sharply during fiscal 1997, as secondary market activities were deemphasized and a stronger focus was placed on originating fixed-rate loans for the portfolio.

         Given the significant amount of gains recorded in fiscal 1996 from the sale of loans and securities, we are particularly gratified by the fiscal 1997 earnings level, as core earnings in fiscal 1997 increased significantly. Specifically, net interest income, which is the interest income generated by interest-earning assets after the deduction of interest expense associated with deposits and borrowed money, increased by $384,000, or 16.4%, from $2.3 million in fiscal 1996 to a record level of $2.7 million in fiscal 1997. This improvement can be attributed to two factors: growth in interest-earning assets and an increase in interest rate spread. Simply put, our interest rate spread, the difference between what we pay our depositors and what we receive from our borrowers, rose from 2.66% in fiscal 1996 to 2.80% in fiscal 1997. Beginning in fiscal 1996 and continuing in fiscal 1997, we made a concentrated effort on increasing the interest rate spread by employing various strategies such as holding fixed-rate loans for the loan portfolio, and these efforts met with success. Our plan for fiscal 1998 calls for continuing improvement in our interest rate spread through disciplined loan and deposit pricing and improved core funding.

         Our primary business activity, mortgage lending, had another extremely strong growth year in fiscal 1997, as demand for mortgage loans to finance home sales and construction in our lending area remained relatively strong. Loan originations and purchases in fiscal 1997 totaled approximately $28.9 million, as compared to $29.5 million in fiscal 1996. Even though total loan originations were slightly higher in fiscal 1996, fiscal 1997 levels were more impressive as they were achieved in a generally higher interest rate environment. Also, there was a significant reduction in loan sale activity in fiscal 1997, therefore a lower production of loans originated for sale in the secondary market, due in part to a change in strategy of originating fixed-rate loans for sale in fiscal 1996. Therefore, loans originated for the portfolio increased by $7.1 million, or 35.2%, in fiscal 1997, from $20.1 million in fiscal 1996 to $27.2 million in fiscal 1997. As a result of this strong loan origination volume for the portfolio in fiscal 1997, the loan portfolio grew a robust 21.3%, from $55.1 million at June 30, 1996 to $66.8 million at June 30, 1997. Since 1992, the loan portfolio has grown by almost $40.0 million, or 148%. Such growth in loans can be attributed to the improvement in our loan-to-deposits ratio of 73% at June 30, 1996 to 82% at June 30, 1997. Finally, our strong lending operation can be attributed to an aggressive marketing and selling effort of our lending products and services to the communities we lend to and to the continual development and refinement of new and innovative lending programs that give us a more competitive advantage.

         Looking ahead, we see opportunities to continue to grow our loan portfolio and to grow it at attractive spreads. Changing a long standing strategy in fiscal 1996 of originating all fixed-rate loans for sale has provided Blue Ash with the added flexibility to operate in a wide range of interest rate and economic environments. As we move forward into fiscal 1998 and beyond, we expect to concentrate our efforts at increasing our lending presence into newer market areas. It is our continued goal to increase loan production and the level of loan retention, obtaining such goal mainly through customer deposit growth.

         During fiscal 1997, we placed a stronger emphasis on our asset risk management. Maintaining a safe and sound depository with high asset quality remains a primary objective. Despite a 21.3% increase in the loan portfolio in fiscal 1997, our non-performing assets to total assets decreased from 0.73% to 0.39% and our loan loss allowance as a percentage of non-performing and nonaccrual loans increased from 34.2% to 60.5%. In order to be a successful mortgage lender, a commitment to asset quality and review is essential. Based upon this commitment and the improvements made in this area in fiscal 1997, we will continue to work hard to successfully manage credit risk and charge-offs in fiscal 1998 and beyond.

         We are pleased to report that shareholders' equity totaled $7.6 million at June 30, 1997, or $36.63 per common share. As of June 30, 1997, Blue Ash's regulatory capital position has been built to a level that considerably exceeds all current federally-mandated minimum capital requirements. Blue Ash's regulatory capital at that date was almost two times greater than the most stringent of the minimum regulatory capital requirements.

         The key to our growth is how well we manage it. With every new branch and every new product come new opportunities and new challenges. Changing technology continues to require investment to ensure that we are both efficient and cost effective. Our ability and willingness to accept and adopt new technologies and to quickly adapt to the ever-changing needs of our customers regarding our products and services will determine how successful we are in growing our business as we head into the next century. Keeping this in mind, we are not complacent with the current year's growth rate, as we continue to explore new branching possibilities and additional services to provide to our customers. During fiscal 1997, we invested in new loan origination software which gives us the capability of directly interfacing with the Federal Home Loan Mortgage Corporation, our primary source for selling loans. This new technology enables us to automate the loan underwriting process and to eliminate time in processing loan applications, which, in turn, allows for faster credit decisions and better overall service to our loan customers. Since we are one of the first companies to have this new technology in our local area, it gives us a distinct competitive advantage. In addition, during fiscal 1997, we introduced a new "free checking" account at our Mason office and placed an overall stronger emphasis on obtaining new checking accounts at all our offices. The goals for increasing checking accounts are to attract new core deposit customers, lower the average cost of funds and provide a strong volume of cross-selling opportunities for other company products. We believe that branching out into new markets and expanding and improving current services to our customers is essential so that Blue Ash can compete and grow amidst the ever-increasing technology of the financial services industry. Continued reinvestment of our earnings will help sustain this growth and maximize shareholder value.

         Additional efforts to improve shareholder value as we head into fiscal 1998 include paying our first ever quarterly cash dividend of $.10 per share on September 30, 1997. The payment of such cash dividend will not in any way jeopardize or compromise our primary goal of continuing to grow the Corporation.

         Our vision of the future sees an industry where not only competition, but ever-continuing change creates daily challenges and opportunities. The traditional role of savings institutions as the nation's primary housing lenders is diminishing and savings institutions are subject to increasing competition from commercial banks and mortgage bankers. The determination to succeed and move forward is evident in this Corporation regardless of the roadblocks that are put before us. As mentioned earlier, the SAIF assessment had a negative impact on earnings in fiscal 1997 and it reminds us of the importance of congressional action. The fact that brokers and credit unions, among others, face fewer regulations regarding community reinvestment and other areas, puts Towne Financial and our peers at a severe disadvantage. The tax exemption that is afforded the credit unions is but one inequity that needs regulatory attention. We accept the fact that we will always have competitors; what we ask for is to compete as equals.

         The savings institution industry itself also faces an uncertain regulatory environment in which applicable laws, regulations and enforcement policies may be subject to significant change. There is currently legislation pending in Congress that will attempt to eliminate the savings association charter and thrift holding company structure. Such legislation would also attempt to modernize banking activities and provide for the diversification of our financial services products to include such things as sales of insurance and annuities. We will continue to keep you informed of this proposal or any other similar proposal as it progresses through the legislative process, although no assurance can be given that the proposal will be enacted into law or in what form it might be enacted.

         Our future remains challenging and quite exciting. We expect our Company's operations to become far more complex and are convinced that five years from now savings institutions will not resemble depositories of the past. The industry, the consumer and the economy have changed and will continue to do so. Operating efficiently and containing costs will be a key ingredient in our future success. We believe that Towne Financial's strength and prudent business approach enable us to compete successfully in today's business, regulatory and economic environment, as well as tomorrow's. To know where you are going, you have to have some idea where you have been. Over the years we have had the good fortune to grow and succeed. With the solid foundation established by Blue Ash's growth through operations and branch expansion, we feel confident looking toward the opportunities and challenges of the future.

         We are encouraged by the opportunities that lie before us - new communities, new products, new customers and a new commitment to community banking. As always, we remain committed to greater service and greater achievement. We hope that you will continue to be a part of our success, and thank you for your belief, trust and confidence in Towne Financial.

                                               Sincerely,

                                               /s/ William S. Siders
                                               William S. Siders
                                               Executive Vice President
                                               and Managing Officer

                     BUSINESS OF TOWNE FINANCIAL CORPORATION


         Towne Financial Corporation ("Towne Financial", or the "Corporation"), an Ohio corporation, is a unitary savings and loan holding company which owns all of the issued and outstanding common shares of The Blue Ash Building and Loan Company ("Blue Ash", or the "Company"), a savings and loan association incorporated under the laws of the State of Ohio. In 1992, Towne Financial acquired all of the common shares issued by Blue Ash upon its conversion from a mutual savings and loan association to a stock savings and loan association (the "Conversion"). Since the completion of this transaction, Towne Financial's activities have been limited primarily to holding the common shares of Blue Ash. Future references to the Corporation or the Company are utilized herein as the context requires.

         Blue Ash's overall operating philosophy has evolved from the fundamental goal of providing affordable home ownership for the communities it serves and providing a safe, competitive return for its depositors. Serving the Cincinnati, Ohio, area since 1908, Blue Ash conducts business from its main office at 4811 Cooper Road in Blue Ash, Ohio, and from three full-service branch offices located in Mason, Cherry Grove and Amelia. Specifically, Blue Ash considers its principal market areas to be the northeastern and eastern areas of Cincinnati, Ohio. With the addition of the Mason office in fiscal 1995, Blue Ash put forth an even more concerted effort to market and establish itself in the northeastern area of Cincinnati, a rapidly growing area. In addition to the Company's efforts to continue expanding operations into new markets and increasing the Company's assets and profitability, Blue Ash continued to expand its customer retail services during fiscal 1997 in order to successfully compete in today's ever-changing business and economic environment. During fiscal 1997, Blue Ash invested in a new loan origination software package which streamlines the loan application process for the benefit of its loan customers and implemented a "free checking" account program at its Mason office in order to attract new customers and obtain a greater volume of lower cost core deposits.

         As a community-oriented financial institution, Blue Ash offers a range of retail banking services to residents of the Greater Cincinnati area through its four offices. Blue Ash is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate first mortgage loans secured by one-to-four family residential real estate located in Blue Ash's lending area. Blue Ash also originates loans for the construction of one-to-four family residential real estate, loans secured by multi-family (over four units) real estate, nonresidential real estate, land, home equity line of credit loans secured by residential real estate, passbook and secured consumer loans. Blue Ash also invests in U.S. Government and agency obligations, corporate debt securities, municipal obligations, interest-bearing deposits and certificates of deposits in other financial institutions, federal funds sold, government guaranteed mortgage-backed and related securities and other investments permitted by applicable law. Funds for lending and other investments are obtained primarily from savings deposits, borrowings, loan repayments and proceeds from the sale of loans in the secondary market. Blue Ash's revenues are primarily derived from interest income on real estate loans, interest income on mortgage-backed and related securities, gain on sale of loans in the secondary market, and to a lesser extent, interest income on investments and interest-bearing deposits, servicing fee income on loans sold, fees from lending and deposit activities, gain on sale of securities designated as available for sale, and gain on sale of real estate acquired through foreclosure and other assets. Blue Ash's most significant expenses are interest on deposits and borrowings and administrative expenses related to personnel, occupancy and equipment, federal deposit insurance premiums, data processing services, franchise taxes, advertising and federal income taxes.

         As a savings and loan holding company, Towne Financial is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings and loan association incorporated under the laws of the State of Ohio, Blue Ash is subject to regulation, supervision and examination by the OTS, the Federal Deposit Insurance Corporation (the "FDIC") and the Ohio Division of Savings and Loan Associations (the "Division"). Deposits in Blue Ash are insured up to the applicable limits by the Savings Association Insurance Fund (the "SAIF") of the FDIC. Blue Ash is also a member of the Federal Home Loan Bank of Cincinnati (the "FHLB") and is further subject to certain regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") governing reserves required to be maintained against deposits and certain other matters. The business and regulation of Blue Ash are also subject to legislative changes from time to time.

                       MARKET FOR TOWNE FINANCIAL'S COMMON
                   SHARES AND RELATED SECURITY HOLDER MATTERS

         There were 208,500 common shares of Towne Financial outstanding on September 9, 1997, held of record by approximately 125 shareholders. At the present time, there is no active public trading market for the Corporation's common shares. The common shares are listed over-the-counter through the National Daily Quotation Bureau, Inc.

         Towne Financial has not declared or paid any cash dividends through June 30, 1997. On August 20, 1997, however, Towne Financial declared its first ever quarterly cash dividend of $.10 per share to be paid on September 30, 1997, to shareholders of record as of September 15, 1997. Dividends are paid based upon the determination of the Board of Directors of the Corporation that such payment is consistent with the short-term and long-term interests of Towne Financial. The factors affecting this determination include Towne Financial's current and projected earnings, operating results, financial condition, regulatory restrictions, future growth plans and other relevant factors.

         The principal source of earnings to Towne Financial on an unconsolidated basis consists of dividends, if any, on Blue Ash's stock paid to Towne Financial. Consequently, declarations of cash dividends by Towne Financial will depend upon dividend payments by Blue Ash to Towne Financial, which payments are subject to various restrictions. On August 20, 1997, Blue Ash declared a capital distributon in the form of a dividend of $50,000 to be distributed to Towne Financial on September 30, 1997 for the payment by Towne Financial of a cash dividend to its shareholders and for other general corporate purposes.

         In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings and loan associations. Under OTS regulations applicable to converted savings associations, Blue Ash is not permitted to pay a cash dividend on its common shares if Blue Ash's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the Liquidation Account (the account established for the purpose of granting a limited priority claim on the assets of Blue Ash in the event of a complete liquidation to those members of Blue Ash before the conversion who maintain a savings account at Blue Ash after the conversion) or applicable regulatory capital requirements prescribed by the OTS.

         OTS regulations applicable to all savings associations provide that a savings association which immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (including a dividend) has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the sum of (i) 100% of its net earnings to date during the calendar year, plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the calendar year or (ii) 75% of its net earnings for the most recent four quarters. Savings associations with total capital in excess of the fully phased-in capital requirement that have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS.

         Blue Ash currently meets its fully phased-in capital requirement and, unless the OTS determines that Blue Ash is an institution requiring more than normal supervision, Blue Ash may pay dividends in accordance with the foregoing provisions of the OTS regulations. Unrestricted retained earnings of Blue Ash at June 30, 1997, available for payment of dividends to Towne Financial under the foregoing regulations, were at least $2.1 million.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

         The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding Towne Financial at the dates and for the years indicated. The consolidated financial information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein. For additional information about the Corporation, reference is also made to "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                    At June 30,
Selected consolidated financial     --------------------------------------------
  condition and other data:            1997     1996     1995     1994     1993
                                    -------  -------  -------  -------  -------
                                              (Dollars in thousands)
Total amount of:
  Assets                           $102,558  $92,214  $79,484  $69,405  $75,508
  Interest-bearing deposits (1)       1,613    2,756    2,477    1,367    9,381
  Investment securities designated
    as held for sale - at lower of
    amortized cost or market (2)        ---      ---      ---      ---    5,027
  Investment securities held to
    maturity - at amortized cost (2)  1,399    1,300      500    1,228      ---
  Mortgage-backed securities
    designated as held for
    sale - at lower of
    amortized cost or market (2)        ---      ---      ---      ---   23,974
  Mortgage-backed securities
    designated as available
    for sale - at market (2)         15,269   15,680   11,803    8,959      ---
  Mortgage-backed securities
    held to maturity - at
    amortized cost (2)               11,463   11,948   13,173   14,607      ---
  Loans receivable - net (3)         66,817   55,071   45,783   38,771   31,633
  Deposits                           81,794   75,618   59,784   52,031   58,790
  Advances from the Federal Home
    Home Loan Bank                   12,000    8,424    8,318   10,000   10,000
  Obligations for securities sold
    under agreements to repurchase      ---      ---    3,504      ---      ---
  Shareholders' equity - net,
    restricted (4)                    7,638    7,157    6,883    6,357    5,771

Number of:
  Real estate loans outstanding (5)(6)  960      853      749      644      596
  Deposit accounts                    7,521    7,609    6,772    6,239    6,789
  Full-service offices                    4        4        4        3        3

--------------------------------
Footnotes on page 12

                                                Year ended June 30,
                                    -------------------------------------------
Summary of earnings:                  1997      1996     1995     1994     1993
                                    ------    ------   ------   ------   ------
                                       (In thousands, except per share data)

  Interest income                   $7,192    $6,410   $5,090   $4,564   $4,257
  Interest expense                   4,461     4,063    2,859    2,593    2,532
                                    ------    ------   ------   ------   ------
  Net interest income                2,731     2,347    2,231    1,971    1,725
  Provision for losses on loans         18        11      ---       30       59
                                    ------    ------   ------   ------   ------
  Net interest income after
    provision for losses on loans    2,713     2,336    2,231    1,941    1,666
  Other income                         212       470      262      207      628
  General, administrative and
    other expense                    2,359     2,001    1,873    1,673    1,289
                                    ------    ------   ------   ------   ------

  Earnings before federal income
    taxes and cumulative effect of
    changes in accounting methods      566       805      620      475    1,005

  Federal income taxes                 201       284      229      142      301
                                    ------    ------   ------   ------   ------

  Earnings before cumulative effect
    of changes in accounting methods   365       521      391      333      704
  Cumulative effect of changes in
    accounting methods (7)             ---       ---      ---      299      ---
                                    ------    ------   ------   ------   ------

Net earnings                        $  365    $  521   $  391   $  632   $  704
                                    ======    ======   ======   ======   ======

Earnings per common and common
  equivalent share:
  Earnings before cumulative
    effect of changes in
    accounting methods              $ 1.70    $ 2.51   $ 1.89   $ 1.61   $ 3.40
  Cumulative effect of changes
    in accounting methods              ---       ---      ---     1.44      ---
                                    ------    ------   ------   ------    -----

  Net earnings                      $ 1.70    $ 2.51   $ 1.89   $ 3.05   $ 3.40
                                    ======    ======   ======   ======   ======

Earnings per share - assuming
  full dilution:
  Earnings before cumulative
    effect of changes in
    accounting methods              $ 1.66    $ 2.51   $ 1.89   $ 1.61   $ 3.40
  Cumulative effect of changes
    in accounting methods              ---       ---      ---     1.44      ---
                                    ------    ------   ------   ------   ------

  Net earnings                      $ 1.66    $ 2.51   $ 1.89   $ 3.05   $ 3.40
                                    ======    ======   ======   ======   ======

--------------------------------
Footnotes on page 12

(1) Includes federal funds sold, interest-bearing deposits in other financial institutions, certificates of deposit in other financial institutions and Federal Home Loan Bank stock.

(2) The Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 115 as of June 30, 1994. In connection therewith, the Corporation reclassified all of its investment securities and mortgage-backed securities from held for sale to either an available for sale or held to maturity classification. For additional information, see Notes A-2 and B of Notes to Consolidated Financial Statements.

(3) Includes loans held for sale, which are recorded at the lower of cost or market value.

(4) See Notes I and K of Notes to Consolidated Financial Statements regarding restrictions on equity.

(5)      Includes home equity line of credit loans.

(6) Whole mortgage loans serviced by Blue Ash and sold in the secondary market are not included.

(7) Includes cumulative effect of changes in accounting for income taxes (SFAS No. 109) and investments in certain debt and equity securities (SFAS No. 115).

                                       At or for the Year ended June 30,
                                   ------------------------------------------
Selected Financial Ratios (1):      1997     1996      1995     1994     1993
                                   ------   ------    ------   ------   -----

Interest rate spread (2):
  Average during year               2.80%    2.66%     3.16%    2.72%    2.66%
  End of year                       2.75     2.52      2.73     2.91     2.99
Net yield on average
  interest-earning assets           2.99     2.86      3.30     2.85     2.93
Average interest-earning assets
  as a percentage of average
  interest-bearing liabilities    103.86   104.04    103.21   103.58   106.29
Return on equity (net earnings
  divided by average equity) (3)    4.99     7.28      6.03    10.42    13.02
Return on assets (net earnings
  divided by average total
  assets) (3)                       0.38     0.60      0.54     0.85     1.14
Equity-to-assets ratio (average
  equity divided by average
  total assets)                     7.57     8.19      8.89     8.18     8.77
Allowance for loan losses as a
  percentage of non-performing
  loans at end of year             60.55    34.22     72.85    36.85    69.09
Allowance for loan losses as a
  percentage of total loans
  at end of year                    0.37     0.42      0.48     0.57     0.60
Non-performing loans as a
  percentage of total loans
  at end of year (4)                0.60     1.23      0.66     1.54     0.87
Non-performing assets as a
  percentage of total assets
  at end of year (4)                0.39     0.73      0.38     1.10     0.98
General, administrative and other
  expense as a percentage of
  average total assets (3)          2.44     2.29      2.56     2.26     2.09

--------------------------------

(1) With the exception of end of year ratios, all ratios are based on average monthly balances during the years presented.

(2) Interest rate spread represents the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities.

(3) Before consideration of the non-recurring charge incurred in fiscal 1997 for the SAIF recapitalization assessment and the subsequent benefits resulting from reduced premiums, the ratios set forth below would have been as follows:

                        Return on equity                 7.64%
                        Return on assets                 0.58%
                        General, administrative and
                          other expense as a percentage
                          of average total assets        2.14%

(4) Non-performing loans consist of nonaccrual loans and accruing loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                     GENERAL

         In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Towne Financial's operations and Towne Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in Towne Financial's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

         1. Management's determination of the amount of allowance for loan losses;

         2.       The effect of changes in interest rates;

         3.       Changes in deposit insurance premiums;

         4. Legislative changes that may change the regulatory requirements of Towne Financial and Blue Ash;

         5. Management's belief that Towne Financial's and Blue Ash's activities will not be materially affected by proposed changes in the regulation of all savings institutions and their holding companies;

         6. Management's opinion as to the effects of recent accounting pronouncements on Towne Financial's consolidated financial statements.

         Towne Financial's activities have been limited primarily to holding the common shares of Blue Ash since acquiring such common shares in connection with the Conversion. Prior to completion of the Conversion, the Corporation did not own any material assets or transact any material business. At June 30, 1997, on an unconsolidated basis, Towne Financial had no significant assets other than the capital stock of Blue Ash and had no significant liabilities. Consequently, the following discussion and analysis focuses primarily on the financial condition and results of operations of Blue Ash.

         Blue Ash is primarily engaged in the business of attracting savings deposits from the general public and investing such funds in real estate loans. Blue Ash offers a full range of real estate lending, including construction and permanent financing for residential, multi-family and nonresidential properties. Additional real estate loans for second mortgages and home equity lines of credit are marketed as well. To attract loan customers, Blue Ash aggressively pursues relationships with realtors serving its lending area to communicate the various lending programs and rates currently being offered. Blue Ash also stresses its ability to quickly approve and close loans. Advertisements in local newspapers and promotions to savings customers are also used to generate loan activity. Management feels it is offering a variety of innovative loan programs designed to fit the needs of the community. Programs designed to meet the credit needs of its lending area include: (i) conventional mortgage loans for the purchase and refinancing of single and multi-family dwellings which include 15 and 30-year fixed-rate loans and one, two, three and five-year adjustable-rate loans; (ii) one-year adjustable-rate mortgage loans secured by one-to-four family residential real estate that can be converted to fixed-rate mortgages;
(iii) one, two, three and five-year adjustable and fixed-rate conventional mortgage loans for the purchase of developed building lots by individuals and builders; (iv) 30-year fixed-rate loans on nonowner-occupied one-to-four family residential investment properties; (v) short-term (six months to one year) construction loans for the construction of single and multi-family dwellings and nonresidential properties; (vi) permanent adjustable-rate mortgage loans on nonresidential properties, including a ten-year/one-year adjustable rate mortgage loan; (vii) monthly adjustable-rate line of credit loans secured by residential and nonresidential property; and (viii) loans to individuals with deposit instruments and securities as collateral. In addition to investing in real estate loans, Blue Ash also invests in U.S. Government and agency obligations, corporate debt securities, municipal obligations, interest-bearing deposits and certificates of deposit in other financial institutions, federal funds sold, government guaranteed mortgage-backed and related securities and other investments permitted by applicable law.

         Blue Ash faces strong competition both in making real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks and mortgage bankers who also make loans secured by real estate located in Blue Ash's lending area. Blue Ash competes for real estate loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of services it provides to borrowers. Blue Ash faces substantial competition in attracting deposits from other savings institutions, commercial banks, money market and mutual funds, and credit unions in its lending area, including many large institutions which have greater financial and marketing resources available to them. The ability of Blue Ash to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to rate of return, liquidity, risk and other factors. Blue Ash competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours, convenient branch locations with inter-branch deposit and withdrawal privileges and 24-hour ATM drive-up services.

         Blue Ash's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan, mortgage-backed and investment portfolios and interest paid on deposits and other borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. Blue Ash's profitability is also affected by the provision for loan losses as well as the level of other income and other expense. Other income consists primarily of service charges and gains on the sale of loans and other assets. General, administrative and other expense includes salaries and employee benefits, occupancy and equipment expenses, federal deposit insurance premiums, state franchise taxes, data processing expenses, advertising expenses and miscellaneous other operating expenses.

         The operating results of Blue Ash are also affected by general economic conditions, the monetary and fiscal policies of federal agencies and the regulatory policies of agencies that regulate financial institutions. Blue Ash's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which, in turn, is affected by the interest rates at which such loans are made, general economic conditions and the availability of funds for lending activities.

         Blue Ash's current business strategy is to operate as a well-capitalized, profitable and independent community-oriented savings association dedicated to financing home ownership and providing quality service to its customers. Blue Ash has sought to implement this strategy in recent years by:
(i) closely monitoring the needs of customers and providing personal, quality customer service; (ii) emphasizing the origination of both one-to-four and multi-family residential mortgage loans in the Company's lending area; (iii) prudently growing and expanding its earnings base through branch expansion and acquisitions; (iv) minimizing interest rate risk exposure through the constant matching of asset and liability maturities and rates; (v) increasing residential and nonresidential lending while maintaining high asset quality in the loan portfolio; (vi) maintaining a strong retail deposit base; and (vii) maintaining capital in excess of regulatory requirements.

                         ASSET AND LIABILITY MANAGEMENT

         The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Blue Ash's interest rate spread, which is the difference between the rates received on assets and the rates paid on liabilities, is the principal determinant of income. The interest rate spread, and therefore net interest income, can vary considerably over time because asset and liability repricing do not coincide. Moreover, the long-term or cumulative effect of interest rate changes can be substantial. Interest rate risk is defined as the sensitivity of an institution's earnings and net asset value to changes in interest rates. In general, financial institutions are vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets.

         The measurement and analysis of Blue Ash's exposure to changes in the interest rate environment is referred to as asset and liability management. Blue Ash's Board of Directors has formulated and implemented asset and liability management policies designed to better match the maturities and repricing terms of Blue Ash's interest-earning assets and interest-bearing liabilities in order to minimize the adverse effects on Blue Ash's results of operations of material and prolonged increases in interest rates. Such management policies are designed to accomplish Blue Ash's principal financial objective of enhancing long-term profitability while reducing its interest rate risk. The principal elements of such policies are to: (i) emphasize the origination and purchase of adjustable-rate mortgage loans subject to market conditions; (ii) maintain excess liquidity in relatively short-term, interest-bearing instruments; (iii) maintain a substantial portion of its investments and mortgage-backed securities in instruments having adjustable interest rates; (iv) sell fixed-rate mortgage loans to the extent practicable; (v) maintain high levels of capital and strong asset quality; (vi) attract transaction accounts which are considered to be more resistant to changes in interest rates than certificate of deposit accounts; and
(vii) lengthen the maturity of its liabilities by seeking longer-term deposits and borrowings when practicable.

         As a result of implementing these asset and liability initiatives and managing its exposure to changes in interest rates, Blue Ash has generally acquired for its portfolio adjustable-rate assets. At June 30, 1997, $41.3 million, or 61.9%, of Blue Ash's loan portfolio consisted of adjustable-rate loans and $24.8 million, or 92.9%, of Blue Ash's mortgage-backed securities portfolio consisted of adjustable-rate mortgage-backed and related securities. At June 30, 1996, $43.6 million, or 79.2%, of Blue Ash's loan portfolio consisted of adjustable-rate loans and $25.2 million, or 91.2%, of Blue Ash's mortgage-backed securities portfolio consisted of adjustable-rate mortgage-backed and related securities. As market conditions and exposure to interest rate changes dictate, Blue Ash will continue to originate for sale in the future certain fixed-rate residential loans it deems necessary in order to minimize its interest rate risk exposure. The Board of Directors and management regularly re-evaluate market conditions as well as relevant regulatory considerations with a view to establishing a desired level of interest rate sensitivity and identifying methods of achieving such desired levels. As a result of these efforts, Blue Ash's one year "gap" (the difference between interest-earning assets deemed to mature or reprice in one year and the amount of interest-bearing liabilities deemed to reprice during such year) was a negative 9.5% of total assets at June 30, 1997. Thus, decreases in interest rates during this time period would generally increase Blue Ash's net interest income, while increases in interest rates would generally decrease Blue Ash's net interest income.

         A negative gap leaves Blue Ash's earnings vulnerable to rising interest rates because when interest rates are rising the interest income earned on assets may increase more slowly than the interest expense paid on Blue Ash's liabilities as interest-bearing liabilities reprice at a faster pace than interest-earning assets. A decrease in interest rates would be expected to cause interest income to decline more slowly than interest expense. However, despite Blue Ash's negative gap, certain limitations are inherent when analyzing its gap position. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in the market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets such as adjustable-rate mortgage loans have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and decay rates would likely deviate significantly from those assumed in calculating the gap. Finally, the ability of many borrowers to afford the payments on their adjustable-rate mortgage loans may decrease in the event of an interest rate increase.

         The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. One method utilized by Blue Ash to monitor its interest rate risk has been the analytical review of interest rate risk reports prepared by the OTS. Such reports provide a detailed evaluation of Blue Ash's net portfolio value within different interest rate scenarios and analyze Blue Ash's interest rate sensitivity gap, which is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that same period. A positive gap occurs when interest-earning assets exceed interest-bearing liabilities repricing during a designated time period. Conversely, a negative gap occurs when interest-bearing liabilities exceed interest-earning assets repricing within a designated time period. During a period of falling interest rates therefore, the net interest income of an institution with a positive gap may be adversely affected due to its interest-earning assets repricing to a greater extent than its interest-bearing liabilities, while an institution with a negative gap would likely have an opposite result. Conversely, during a period of rising interest rates, the net interest income of an institution with a positive gap position may increase since it is able to increase the yield on its interest-earning assets more rapidly than the cost of its interest-bearing liabilities, while an institution with a negative gap would likely have an opposite result.

         Management presently monitors and evaluates the potential impact of interest rate changes upon the market value of Blue Ash's portfolio equity and the level of net interest income on a quarterly basis. The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. The OTS has indicated that no institution will be required to deduct an interest rate risk component from capital for purposes of computing the risk-based capital requirement until further notice. In general, institutions which have risk-based capital in excess of 12% and assets under $300 million are exempt from the new requirement unless the OTS requires otherwise. The OTS will continue, however, to closely monitor the level of interest rate risk at individual institutions and retains the authority, on a case-by-case basis, to impose a higher individual minimum capital requirement for individual institutions with significant interest rate risk. At June 30, 1997, Blue Ash had total assets of $102.6 million and risk-based capital in excess of 14.8% which would have qualified Blue Ash for this exemption had the new requirements been in effect at such date.

         At June 30, 1997, 2% of the present value of Blue Ash's assets was approximately $2.1 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $3.3 million at June 30, 1997, Blue Ash would have been required to deduct $582,000 (50% of the $1.2 million difference) from its capital in determining whether Blue Ash met its risk-based capital requirement. Despite such reduction, however, Blue Ash's risk-based capital at June 30, 1997, if the new interest rate risk requirements were in effect, would still have exceeded the regulatory requirement by approximately $3.0 million, or 5.7%.

         The following table presents Blue Ash's NPV as of June 30, 1997 as calculated by the OTS, based on information provided to the OTS by Blue Ash.

                               NET PORTFOLIO VALUE

                               ESTIMATED
  CHANGE IN                     NPV AS A
INTEREST RATES  ESTIMATED      PERCENTAGE          AMOUNT
(BASIS POINTS)     NPV          OF ASSETS        OF CHANGE      PERCENT

   +400          $ 3,476           3.62%          $(7,693)        (69)%
   +300            5,813           5.87            (5,356)        (48)
   +200            7,864           7.75            (3,305)        (30)
   +100            9,687           9.34            (1,482)        (13)
    ---           11,169          10.56               ---          --
   -100           12,091          11.28               922           8
   -200           12,364          11.46             1,195          11
   -300           12,638          11.63             1,469          13
   -400           13,224          12.05             2,055          18

         In managing its asset and liability mix, Blue Ash may, at times -- depending on the relationship between long and short-term interest rates, market conditions and consumer preference -- place somewhat greater emphasis on maximizing its interest rate spread than on strictly matching the interest rate sensitivity of its assets and liabilities. The Board of Directors believes that the increased net earnings resulting from a modest mismatch in the maturity of its asset and liability portfolios can, during periods of stable interest rates, provide high enough returns to justify the increased exposure which can result from such a mismatch. In view of its positive gap position at the time and other factors previously discussed, Blue Ash changed its strategy with respect to fixed-rate mortgage loans in fiscal 1996. Instead of originating for sale all residential fixed-rate loans, management elected to portfolio fixed-rate loans subject to certain interest rate risk limitations. This change in strategy was largely due in part to the Board of Directors' and management's desire to maximize, to the extent practicable, Blue Ash's interest rate spread and core earnings. As a result of originating fixed-rate loans for the portfolio in fiscal 1996 and continuing so in fiscal 1997, Blue Ash's overall sensitivity to changes in interest rates increased from fiscal 1996 to fiscal 1997, and its overall one year gap went from a positive 3.9% at June 30, 1996 to a negative 9.5% at June 30, 1997. By adopting such a strategy, the Board of Directors and management anticipated such an increase in interest rate exposure ratios and a negative one year gap position and were willing to accept these things in exchange for improving Blue Ash's interest rate spread and overall profitability in fiscal 1997. At June 30, 1997 there would have been a decrease in Blue Ash's NPV of approximately 30% of the present value of its assets, assuming a 200 basis point increase in interest rates. At June 30, 1996, a 200 basis point increase in interest rates would have only produced a decline of approximately 17% in the present value of its assets. The increased risks at June 30, 1997 associated with interest rate sensitivity was more than offset by the rewards of greater profitability and of a greater interest rate spread of 2.75% at June 30, 1997, as compared to only 2.52% at June 30, 1996. During fiscal 1997, the Board of Directors established a new target range for Blue Ash's interest rate sensitivity gap for a 200 basis point increase in interest rates from (20%) to (30%) to coincide with its change in loan origination strategy for fixed-rate loans in fiscal 1996. As indicated in the table above, Blue Ash operated within this revised target range during fiscal 1997.


                         LIQUIDITY AND CAPITAL RESOURCES

         Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings withdrawals and pay operating expenses. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost, and have contingency plans to meet unanticipated funding needs or the loss of a funding source.

         Blue Ash's liquidity is a product of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 1997, 1996 and 1995.

                                        For the Years ended
                                              June 30,
                                 ------------------------------------
                                   1997         1996           1995
                                 ------------------------------------

Net earnings for the year        $   365       $   521        $   391
  Adjustments to reconcile
  net earnings to net cash
  provided by (used in)
  operating activities               350       ( 1,245)       (   588)
                                 -------       -------        -------
Net cash provided by (used in)
  operating activities               715       (   724)       (   197)
Net cash used in
  investing activities           (11,428)      (11,713)       ( 7,458)
Net cash provided by
  financing activities             9,817        12,535          9,498
                                 -------       -------        -------
Net increase (decrease) in
  cash and cash equivalents         (896)           98          1,843
Cash and cash equivalents
  at beginning of year             3,611         3,513          1,670
                                 -------       -------        -------
Cash and cash equivalents
  at end of year                 $ 2,715       $ 3,611        $ 3,513
                                 =======       =======        =======


         The primary investing activities of Blue Ash include investing in loans and mortgage-backed securities. The origination of loans and purchases of mortgage-backed securities have recently been funded primarily from loan and mortgage-backed securities repayments, sales of loans and mortgage-backed securities, maturities of investment securities and proceeds from deposits and borrowings. During the year ended June 30, 1997, purchases of mortgage-backed securities totaled $2.0 million, loans receivable and loans held for sale increased by $11.7 million, customer deposits increased by $6.2 million and borrowings increased by $3.6 million. During the year ended June 30, 1996, purchases of mortgage-backed securities totaled $16.5 million, loans receivable and loans held for sale increased by $9.3 million and customer deposits increased by $15.8 million, while borrowings declined by $3.4 million. During the year ended June 30, 1995, purchases of mortgage-backed securities totaled $4.0 million, loans receivable and loans held for sale increased by $7.0 million, customer deposits increased by $7.8 million and borrowings increased by $1.8 million.

         Blue Ash's primary sources of funds are deposits, borrowings, sales of mortgage loans, sales of investments and mortgage-backed securities, maturities of investment securities, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities and funds provided by operations. While scheduled loan and mortgage-backed securities amortization and maturing interest-bearing deposits and investment securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by economic conditions, the general level of interest rates and competition. Blue Ash manages the pricing of its deposits to maintain a deposit base deemed appropriate and desirable. Blue Ash invests excess funds in FHLB overnight deposits, federal funds sold and other short-term interest-earning assets which provide liquidity to meet lending requirements. The particular sources of funds utilized by Blue Ash from time to time are selected based on comparative costs and availability. Blue Ash has at various times decided not to pay rates on deposits as high as the rates paid by its thrift and bank competitors. As a result, Blue Ash has borrowed funds from the FHLB of Cincinnati and from other commercial banks. In addition, Blue Ash has selectively obtained brokered deposits and other out-of-state monies as a supplement to its local deposits when such funds are attractively priced in relation to the local market. At June 30, 1997, Blue Ash had outstanding $12.0 million in advances from the FHLB, $60,000 outstanding on a loan for the Employee Stock Ownership Plan ("ESOP") from an independent third party and $4.8 million in outstanding brokered deposits and other out-of-state funds. During fiscal 1995, as another alternative funding source, Blue Ash entered into reverse repurchase agreements, or collateralized borrowings, with the Federal National Mortgage Association ("Fannie Mae"). A reverse repurchase agreement (or "repo") is defined as a transaction involving the sale of securities with an agreement to repurchase the exact same securities at a prenegotiated price on a predetermined future date. In practice, repos allow Blue Ash to borrow funds at a fixed or floating rate using its investments and mortgage-backed securities as collateral. Liquidity can be added to Blue Ash's portfolio without parting with the specific assets. At June 30, 1995, Blue Ash had outstanding borrowings under reverse repurchase agreements of $3.5 million. During fiscal 1996, all outstanding borrowings under reverse repurchase agreements were repaid in full.

         The OTS requires minimum levels of liquid assets. OTS regulations presently require Blue Ash to maintain specified levels of "liquid" investments in qualifying types of United States Government and agency obligations and other investments having maturities of five years or less. Such minimum requirement is an amount equal to 5% of the sum of Blue Ash's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Blue Ash may rely if necessary to fund deposit withdrawals and other short-term funding needs.

         The liquidity of Blue Ash, as measured by the ratio of cash, cash equivalents (not committed, pledged or required to liquidate specific liabilities) and qualifying investments and mortgage-backed securities to the sum of net withdrawable savings plus borrowings payable within one year, was 5.8% at June 30, 1997, as compared to 7.5% at June 30, 1996. This decline in liquidity during fiscal 1997 was primarily attributed to significant loan portfolio growth of $11.7 million, an increase in certificate of deposit investments in other financial institutions of $368,000 and a decrease in investments and mortgage-backed securities qualifying as liquid assets of $152,000, all of which were partially offset by an increase in deposits of $6.2 million, an increase in borrowings of $3.6 million and a decrease in the mortgage-backed securities portfolio of $896,000. At June 30, 1997, Blue Ash's "liquid" assets totaled approximately $4.7 million, which was approximately $617,000 in excess of the current OTS minimum requirement at such date. Historically, management has generally strived to maintain excess regulatory liquidity equal to 50-80% of outstanding loan commitments which totaled $3.9 million at June 30, 1997.

         In addition to the regulatory liquidity requirement, Blue Ash is required to maintain short-term liquid assets equal to 1.0% of the average sum of net withdrawable deposits and other liabilities, as defined by the OTS. Management has generally strived to maintain an average short-term liquidity ratio of 2.5% to 3.5%. Blue Ash's short-term liquidity ratio at June 30, 1997 was 3.5%, or approximately $2.1 million in excess of the minimum required amount at such date.

         Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits, time deposits or federal funds sold. On a longer-term basis, Blue Ash maintains a strategy of investing in various mortgage-backed and related securities and lending products. During the year ended June 30, 1997, Blue Ash used its sources of funds primarily to meet its ongoing commitments to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain its portfolio of investments and mortgage-backed and related securities. At June 30, 1997, the total approved loan commitments outstanding amounted to $3.9 million, of which $1.3 million was committed to be sold on a participating basis to another financial institution. At the same date, commitments under unused lines of credit secured by one-to-four family residential property amounted to $2.3 million, commitments under unused lines of credit secured by nonresidential real estate totaled $69,000 and the unadvanced portion of loans in process and undisbursed loans approximated $2.1 million. As an additional liquidity source, Blue Ash has a $5.0 million line of credit facility with the FHLB of Cincinnati, which it entered into during fiscal 1997. There was $800,000 outstanding under such facility at June 30, 1997. Certificates of deposit scheduled to mature in one year or less at June 30, 1997 totaled $48.9 million. Management of Blue Ash believes that the Company has adequate resources, including principal prepayments, repayments of loans and mortgage-backed securities and other funding sources such as FHLB advances and repos, to fund all of its commitments to the extent required and to meet and exceed its foreseeable short-term and long-term liquidity needs. Blue Ash could also decide to raise funds through the sale of loan products or available for sale securities. In addition, although Blue Ash has extended commitments to fund loans or lines of credit, historically, Blue Ash has not been required to fund all of its outstanding commitments. Management believes that a significant portion of maturing deposits will remain with Blue Ash as it can adjust the rates of certificates of deposit in order to retain such deposits in changing interest rate environments; however, there can be no assurance that Blue Ash can retain all such deposits.

         Blue Ash is subject to minimum regulatory capital standards promulgated by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on Blue Ash's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Blue Ash must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Blue Ash's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement mandates maintenance of shareholders' equity less all intangible assets equal to 1.5% of adjusted total assets. The core capital requirement provides for the maintenance of tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets equal to 3.0% of adjusted total assets, while the risk-based capital requirement mandates maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets, as defined by OTS regulations.

         Management has determined that Blue Ash is in compliance with each of the three capital requirements at June 30, 1997. Specifically, Blue Ash's tangible and core capital of $7.4 million, or 7.3% of total adjusted assets, exceeded the respective minimum requirements of $1.5 million and $3.1 million at that date by approximately $5.9 million, or 5.8% of total adjusted assets, and $4.3 million, or 4.3% of total adjusted assets. Additionally, Blue Ash's risk-based capital of approximately $7.7 million at June 30, 1997, or 14.8% of risk-weighted assets (including a general loan loss allowance of $244,000), exceeded the current 8.0% requirement of $4.1 million by approximately $3.6 million, or 6.8% of risk-weighted assets.

         The OTS has proposed an amendment to the core capital requirement that would increase the minimum requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to Blue Ash's excess regulatory capital position if the proposal is adopted in its present form.


                     IMPACT OF INFLATION AND CHANGING PRICES

         The consolidated financial statements of Towne Financial and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Towne Financial's operations.

         Unlike most industrial companies, virtually all of the assets and liabilities of Towne Financial are monetary in nature. As a result, interest rates generally have a more significant impact on Towne Financial's performance than do the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services. In the current interest rate environment, the liquidity and maturity structures of Towne Financial's assets and liabilities are critical to the maintenance of acceptable performance levels.


                POTENTIAL IMPACT ON FUTURE RESULTS OF OPERATIONS
                       OF CURRENT AND PENDING LEGISLATION

         The deposits of Blue Ash are currently insured by the SAIF. Both the SAIF and the Bank Insurance Fund ("BIF"), the federal deposit insurance fund that covers commercial bank deposits, are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The BIF had achieved a fully funded status in contrast to the SAIF and, therefore, the FDIC substantially reduced the average deposit insurance premium paid by commercial banks to a level approximately 75% below the average premium paid by savings institutions.

         The underfunded status of the SAIF had resulted in the introduction of federal legislation intended to, among other things, recapitalize the SAIF and address the resulting premium disparity. On September 30, 1996, the Omnibus Appropriations Act (the "Act") was signed into law. The legislation authorized a one-time charge on SAIF-insured deposits at a rate of $.657 per $100.00 of March 31, 1995 deposits. As a result, Blue Ash's assessment amounted to $366,000 ($242,000 net of tax). Additional provisions of the Act included new BIF and SAIF premiums and the merger of BIF and SAIF. The new BIF and SAIF premiums included a premium for repayment of the Financing Corporation ("FICO") bonds plus any regular insurance assessment, currently nothing for the lowest risk category institutions. Until full pro-rata FICO sharing is in effect, the FICO premiums for BIF and SAIF are approximately 1.3 and 6.4 basis points, respectively, beginning as of January 1, 1997. Full pro-rata FICO sharing is to begin no later than January 1, 2000. BIF and SAIF are to be merged on January 1, 1999, provided the bank and savings association charters are merged by that date. While the one-time special assessment had a significant impact on fiscal 1997 earnings, the resulting lower annual premiums will benefit future years' earnings.

         Legislation repealing the percentage of earnings bad debt reserve provisions of the Internal Revenue Code previously applicable to qualifying thrift institutions was enacted into law on August 20, 1996. The legislation, which is part of The Small Business Job Protection Act of 1996 (the "Jobs Act"), requires all thrift institutions to pay tax on or recapture their excess bad debt reserves accumulated since 1988. The legislation substantially equalizes the taxation of banks and thrift institutions, but it protects thrifts from taxes on "bad debt reserves" established prior to 1988. The Jobs Act eliminates the percentage of taxable income method for deducting bad debt reserves for all thrifts for tax years beginning after December 31, 1995 (July 1, 1996, as to Towne Financial). Under the legislation, Towne Financial is required to recapture approximately $486,000 of its bad debt reserves as taxable income, which represents the post-1987 additions to the reserves, and is unable to utilize the percentage of earnings method to compute its reserves in the future. Towne Financial has provided deferred taxes for this amount and will be permitted to amortize the recapture of its bad debt reserves over six years.

         Legislation has been introduced in Congress to eliminate the federal regulation of savings and loan associations and to develop a common charter for all financial institutions. As a result, Towne Financial might become subject to a different form of holding company regulation, which may limit the activities in which it may engage and subject it to other additional regulatory requirements, including separate capital requirements. In addition, Congress may eliminate the OTS, and Blue Ash may be regulated under federal law as a bank or may be required to change its charter. Such change in regulation or charter would likely change the range of activities in which Blue Ash may engage and would probably subject Blue Ash to more regulation by the FDIC. Towne Financial and Blue Ash cannot predict when or whether Congress may actually pass such legislation or whether such legislation will actually change the regulation and permissible activities of Towne Financial and Blue Ash. Although such legislation may change the activities in which both Towne Financial and Blue Ash may engage, it is not anticipated that current activities will be materially affected by those activity limits.


                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

         In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires that long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used by an institution be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the institution should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an institution expects to hold and use should be based on the fair value of the asset. SFAS No. 121 was effective for financial statements for fiscal years beginning after December 15, 1995 (fiscal 1997, as to Towne Financial). Earlier application was encouraged. Management adopted SFAS No. 121 on July 1, 1996, as required, without material effect on Towne Financial's consolidated financial position or results of operations.

         In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all institutions to adopt that method of accounting for an employee stock option or similar equity instrument. However, it also allows an institution to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Most fixed stock option plans -- the most common type of stock compensation plan -- have no intrinsic value at grant date, and as such, under APB Opinion No. 25 no compensation cost is recognized. If a fair value based accounting method is adopted, the fair value of a stock option is to be estimated using an option-pricing model that considers the following: (i) the exercise price; (ii) the expected life of the option; (iii) the current trading price of the stock; (iv) the expected price volatility of the stock; (v) expected dividends on the stock; and (vi) the risk-free interest rate. Once estimated based on the above factors, the fair value of an option is not changed for subsequent developments. Compensation cost is recognized for other types of stock-based compensation plans under APB Opinion No. 25, including plans with variable, usually performance-based, features. SFAS No. 123 requires that an employer's financial statements include certain fair value disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. Institutions that elected to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 were effective for transactions entered into during fiscal years that began after December 15, 1995 (fiscal 1997, as to Towne Financial); however, institutions were required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Earlier application was permitted. Management had determined that Towne Financial will continue to account for stock-based compensation pursuant to APB Opinion No. 25, and therefore, the disclosure provisions of SFAS No. 123 did not have a material effect on Towne Financial's consolidated financial position or results of operations upon adoption on July 1, 1996.

         In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights and Extinguishment of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements and transfers of receivables with recourse. An institution that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held to maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value. SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligations for the liability or is legally released from being the primary obligor. SFAS No. 125 supersedes SFAS No. 122 and is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that the adoption of SFAS No. 125 will have a material adverse effect on Towne Financial's consolidated financial position or results of operations.

         In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which requires institutions to present basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully-diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares, i.e., no dilutive effect. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128, which supersedes APB Opinion No. 15, is effective for interim and annual periods ending after December 15, 1997, and prior year earnings per share disclosures presented for comparative purposes (including those in interim financial statements, summaries of earnings and selected financial data) should be restated. Early application of SFAS No. 128 is not permitted, although institutions may disclose pro forma earnings per share amounts computed using SFAS No. 128 in financial statement notes in years before the effective date. Based upon the provisions of SFAS No. 128, Towne Financial's basic and diluted earnings per share would have been $1.75 and $1.69, respectively, for the year ended June 30, 1997, $2.51 and $2.44, respectively, for the year ended June 30, 1996, and $1.89 and $1.86, respectively, for the year ended June 30, 1995.

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires institutions presenting a complete set of financial statements to include details of comprehensive income that arise in the reporting period. Comprehensive income consists of net earnings or loss for the current year and other comprehensive income, expense, gains and losses that bypass the statement of earnings and are reported in a separate component of equity, i.e., unrealized gains and losses on certain investments and mortgage-backed securities. SFAS No. 130 does not apply to an institution that has no items of other comprehensive income in any year presented. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997, and requires restatement of prior year financial statements presented for comparative purposes. The adoption of SFAS No. 130 relates solely to the disclosure provisions, and therefore, will not have a material effect on Towne Financial's consolidated financial position or results of operations.


           COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 1997 AND 1996

         At June 30, 1997, Towne Financial's consolidated assets totaled $102.6 million, representing an increase of $10.4 million, or 11.2%, over the $92.2 million asset level at June 30, 1996. The increase in asset size experienced during the year ended June 30, 1997 was funded principally through an increase in deposits of $6.2 million, or 8.2%, an increase in borrowings of $3.6 million, or 41.7%, and to a lesser extent, an increase in shareholders' equity of $481,000, or 6.7%, and an increase realized in all other liability categories of $140,000, or 15.1%. Such increase in assets was primarily due to an increase in loans receivable and loans held for sale of $11.7 million, or 21.3%, which was partially offset by a decrease in mortgage-backed securities of $896,000, or 3.2%, and a decrease in cash and cash equivalents and certificates of deposit in other financial institutions of $528,000, or 14.2%. The growth in total assets during the year ended June 30, 1997 was consistent with management's short-term goals and with its strategic objective of continuing to grow the size of the operations within the existing branch structure.

         Cash and due from banks, federal funds sold, interest-bearing deposits, certificates of deposit in other financial institutions and investment securities held to maturity totaled approximately $4.6 million at June 30, 1997, a decrease of approximately $429,000, or 8.6%, from June 30, 1996 levels of $5.0 million. As a result, regulatory liquidity approximated only 5.8% at June 30, 1997, as compared to 7.5% at June 30, 1996. This decline in regulatory liquidity was primarily due to a reduction in cash and cash equivalents resulting from utilization of excess liquidity to help fund the growth in the loan portfolio, which reflected management's desire to obtain higher yields available from investments in loans. Such deployment of excess cash and liquid assets into loans was needed as growth in the loan portfolio outpaced growth in deposits and borrowings during the year ended June 30, 1997. The decline in liquidity levels was consistent with management's strategic efforts to improve the interest rate spread and to maximize net interest income, as management decided that it could adequately operate within a liquidity range of 5% to 6% as opposed to previous normal levels of 6% to 8%.

         Mortgage-backed securities designated as available for sale and mortgage-backed securities held to maturity decreased by approximately $896,000, or 3.2%, during the year ended June 30, 1997. This decrease in the mortgage-backed securities portfolio was attributed to principal repayments on securities of $1.9 million, proceeds from the sale of securities designated as available for sale, net of gains, of $1.1 million and amortization of premiums and accretion of discounts on securities, net, of $11,000, which were partially offset by purchases of floating-rate collateralized mortgage obligations of $1.4 million, the purchase of an adjustable-rate participation certificate of $571,000 and a net decrease in unrealized market losses on securities designated as available for sale of $124,000. The decrease in the mortgage-backed securities portfolio during the year ended June 30, 1997 was the result to some extent of the use of principal repayments and proceeds from the sale of mortgage-backed securities to fund increased lending activity. In order to sustain the steady level of growth in the loan portfolio, management decided to utilize certain repayment cash flows generated from mortgage-backed securities to originate new loans. From time to time, however, management has elected to increase the level of its mortgage-backed securities in attempts to diversify its holdings, to increase the block size of existing available for sale positions within the portfolio for greater marketability and to increase the volume of interest-earning assets relative to the equity base (leverage) in order to improve its overall yield on mortgage-backed securities and to improve overall net earnings. Proceeds from Federal Home Loan Bank advances were utilized to fund the purchase of two floating-rate securities in fiscal 1997, as there was an attractive spread when compared to the cost of borrowings. Another floating-rate security was acquired at a discount from principal repayment cash flows on existing securities in the portfolio in order to take advantage of an attractive yield in comparison to the thirty-year United States Treasury index. In addition, proceeds from the sale of a longer-term floating-rate collateralized mortgage obligation were used to fund the purchase of a shorter-term adjustable-rate participation certificate issued by the Federal Home Loan Mortgage Corporation so as to provide more liquidity in the mortgage-backed securities portfolio without giving up any significant yield and to achieve a stronger interest rate risk position in accordance with the operating policies of the Corporation. As previously mentioned above, the funding of the significant growth in the lending operation with certain principal repayments and proceeds from the sale of mortgage-backed securities more than offset the purchase of securities and the leveraging opportunities engaged in by the Corporation during the year ended June 30, 1997.

         Loans receivable and loans held for sale increased in the aggregate by approximately $11.7 million, or 21.3%, during the year ended June 30, 1997. This increase was largely attributed to loan disbursements, loan purchases and loans originated for sale in the secondary market of $28.9 million, which were partially offset by loan sales, net of gains, of $1.9 million, principal repayments on loans of $15.2 million and loans transferred to real estate acquired through foreclosure of $108,000. In terms of loan composition, the growth in the loan portfolio was primarily due to an increase of $11.2 million, or 28.6%, in one-to-four family residential real estate loans, an increase of $484,000, or 21.9%, in home equity line of credit loans, an increase of $333,000, or 12.9%, in multi-family residential real estate loans and an increase of $154,000 in passbook loans to deposit customers, all of which were partially offset by a decrease of $408,000, or 3.6%, in nonresidential real estate and land loans. Blue Ash's growth in the loan portfolio was the result of management's strategy to primarily hold loans in the current interest rate environment subject to certain interest rate risk limitations, and to redeploy funds from other asset categories into lending activities to the extent practicable. This strategy to hold loans reflected management's continued desire to grow the Corporation largely through loan portfolio growth, management's desire to obtain a better loan portfolio mix of adjustable and fixed by increasing the fixed-rate portion of its loan portfolio and management's intent to increase its loan-to-deposits ratio. By adopting this strategy, management achieved with success the above objectives it set out to accomplish in fiscal 1997. Not only did Blue Ash sustain over a 21% growth rate in the loan portfolio during fiscal 1997, but Blue Ash improved its overall yield earned on loans from 8.35% at June 30, 1996 to 8.58% at June 30, 1997, which, in part, helped improve its overall interest rate spread from 2.52% at June 30, 1996 to 2.75% at June 30, 1997. Blue Ash also had an increase in the fixed-rate portion of its loan portfolio from $11.5 million, or 20.8% of the loan portfolio, at June 30, 1996 to $25.5 million, or 38.1% of the loan portfolio, at June 30, 1997. In addition, the loan-to-deposits ratio substantially increased from 72.8% at June 30, 1996 to 81.7% at June 30, 1997.

         In part to the continued ongoing strategy of holding in the loan portfolio fixed-rate mortgage loans, management reclassified during fiscal 1997 approximately $1.8 million of 30-year fixed-rate mortgage loans from a held for sale classification to a held for investment classification, as management changed its original intention of selling these loans in the secondary market. These loans were valued at the lower of cost or market at the transfer date. In evaluating whether loans are held for sale or investment, factors such as liquidity, interest rate exposure, management policy and capital considerations are considered. Due in part to the large holding of mortgage-backed securities designated as available for sale, approximately 14.9% of total assets at June 30, 1997, management believed that the retention of the reclassified loans to the loan portfolio would be better served in meeting its current objectives of sustaining loan portfolio growth in the existing interest rate environment and improving the overall yield on loans, as opposed to such loans providing an alternative liquidity source if sold in the secondary market. Management believes that it has the ability and intent to hold all of its loans, including the loans reclassified from held for sale, for the foreseeable future or until maturity. Further, not only was the increase of $11.7 million, or 21.3%, in loans receivable and loans held for sale during the year ended June 30, 1997 attributed to management's strategy of holding fixed-rate mortgage loans in the current interest rate environment, but the loan portfolio growth was also the result of a continued strong marketing and selling effort by management to originate loans and the continual development and refinement of new loan products and programs to better serve the lending area.

         At June 30, 1997, the Corporation's allowance for loan losses totaled $244,000, an increase of $13,000, or 5.6%, over the $231,000 level represented at June 30, 1996. During the year ended June 30, 1997, the Corporation increased its allowance for general loan losses by $18,000, which was partially offset by a charge-off of $5,000 on a single-family residence. The Corporation's internally-classified assets totaled approximately $478,000 at June 30, 1997, as compared to $681,000 at June 30, 1996. Non-performing and nonaccrual loans totaled $403,000, or 0.60% of loans receivable and loans held for sale, at June 30, 1997, and $675,000, or 1.23% of loans receivable and loans held for sale, at June 30, 1996. In the opinion of management, such internally-classified assets and non-performing and nonaccrual loans in the aggregate represented an approximate 60-65% loan-to-value ratio at June 30, 1997 and were deemed adequately secured in the event of default by the borrowers. Because the loan loss allowance is based on estimates, it is monitored regularly on an ongoing basis and adjusted as necessary to provide an adequate allowance. The Corporation reviews on a monthly basis its loan portfolio, including problem loans, to determine whether any loans require classification and/or the establishment of appropriate allowances. The allowance for loan losses is determined by management based upon past loss experience, trends in the level of delinquent and problem loans, adverse situations that may effect the borrowers' ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in Blue Ash's lending area. The provision for general loan losses of $18,000 recorded during the year ended June 30, 1997 was attributed to the overall growth of 21.3% in the loan portfolio, which was partially mitigated by the lower levels of internally-classified assets and non-performing and nonaccrual loans at June 30, 1997. Management believed that the loan loss allowance existing at June 30, 1997 was adequate to cover unforeseen loan losses based upon the ongoing review of such internally-classified assets and non-performing and nonaccrual loans. Although management believed that its allowance for loan losses at June 30, 1997 was adequate based on facts and circumstances available at the time, there can be no assurance that additions to such allowance will not be necessary in future years which could adversely affect the Corporation's results of operations. At June 30, 1997, the Corporation's allowance for loan losses consisted entirely of general valuation allowances, as defined by the regulations of the OTS, and represented 0.37% of the total amount of loans outstanding, including those loans designated as held for sale, and 51% of internally-classified assets.

         Deposits totaled $81.8 million at June 30, 1997, an increase of $6.2 million, or 8.2%, over the $75.6 million in deposits outstanding at June 30, 1996. The increase in total overall deposits was primarily the result of an increase in certificates of deposit of $5.9 million, or 10.4%, which was coupled with an increase in transaction accounts (NOW accounts, money market deposit accounts, passbook accounts and Christmas club accounts) of $298,000, or 1.6%. The increase in certificates of deposit (primarily certificates of deposit with original terms to maturity of two years or less) during the year ended June 30, 1997 was attributed to an increase in brokered deposits, which was coupled with, to a lesser extent, an increase of $1.8 million, or 3.1%, in certificate of deposit balances obtained from the local market area. In an effort to sustain continued deposit growth during fiscal 1997, Blue Ash strategically began obtaining brokered deposits and out-of-state funds to supplement its deposit base. These deposits were typically obtained at interest rates at or below local market interest rates and had terms to maturity of fifteen months or less. During the year ended June 30, 1997, outstanding brokered deposits increased by $4.1 million, from $695,000 at June 30, 1996 to $4.8 million at June 30, 1997. Given its other available funding alternatives, Blue Ash has the ability to suspend brokered deposit activity at any time and has the ability to repay its maturities on all brokered deposits without placing any undue risk on its liquidity position or cost of funds. The increased need for brokered deposits in fiscal 1997 stemmed from the greater level of competition for local certificate of deposit balances from other local banks and savings and loan institutions and to management's reluctance to aggressively price above market and seek at all times certificates of deposit from its local market areas as its primary source of inflows, due to less expensive alternative funding sources being available such as Federal Home Loan Bank advances and certain brokered deposits and out-of-state funds.

         As part of its efforts to increase the deposit base, management made a more assertive effort during fiscal 1997 in its attempts to minimize the outflow of funds from transaction accounts and to reacquire these deposit balances by placing a stronger emphasis on the cross-selling of deposit products (i.e. checking accounts) at the branch level and developing specific advertising campaigns aimed at transaction account customers. Specifically, in order to better market checking accounts to its customers, Blue Ash introduced a new "free checking" account program during fiscal 1997 at its Mason office. This program was set up to attract a greater volume of checking accounts at that office and to lower deposit costs. If this "free checking" program is successful in accomplishing its objectives, it is anticipated that this program would be expanded to include all other existing offices in fiscal 1998. As a result of this "free checking" program and all other marketing and selling efforts to date, outstanding checking account balances of customers increased by approximately $190,000 during fiscal 1997. The overall growth in deposits in fiscal 1997 reflected management's continuing efforts to maintain steady growth and was consistent with management's short-term and long-term goals. From time to time, however, in an attempt to closely control its overall cost of funds and based on the current interest rate environment, management may temporarily elect to use alternative funding sources, such as brokered deposits. It is the continued goal of management to increase loan production and the level of loan retention, thereby increasing the need for overall deposits and available liquid assets. Management expects to continue meeting the need for deposits, for the most part, through increased marketing and competitive pricing of the Company's deposit products, which could result in additional operating expenses and interest expense.

         Total borrowings, which consisted principally of Federal Home Loan Bank advances at June 30, 1997, increased by $3.6 million, or 41.7%, from $8.5 million at June 30, 1996 to $12.1 million at June 30, 1997. This increase in borrowings during the year ended June 30, 1997 was due to proceeds received from advances from the Federal Home Loan Bank. As previously discussed, Blue Ash utilized a $600,000 one-year LIBOR-based advance and a $426,000 one-year LIBOR-based advance, both adjusting monthly, as part of leveraging transactions in the purchase of collateralized mortgage obligations, which also adjust monthly to changes in interest rates. Also, Blue Ash accessed $800,000 from its line of credit facility at the Federal Home Loan Bank and obtained a $1.0 million one-year LIBOR-based advance, adjusting monthly, during times of low cash availability in order to help continue funding the growth in the loan portfolio. From time to time, Federal Home Loan Bank advances are utilized as an alternative funding source or as a supplement to deposits if the cost of such borrowings is favorable in comparison to the cost of deposits. The remaining $750,000 in new advances was for a longer-term, fixed-rate advance with a maturity of five years and an interest rate of 6.20%. This fixed-rate advance was obtained at a below market interest rate in order to fund single-family mortgages to lower income borrowers under the Ohio Affordable Housing Fund Program which was sponsored by the Federal Home Loan Bank. Such advance was incurred in order to leverage the Corporation's capital and provide for current and future growth in Blue Ash's loan portfolio. In the future, management may acquire additional Federal Home Loan Bank advances to fund loan production, to acquire investments and mortgage-backed securities, or as a tool to manage interest rate risk of Blue Ash.

         Shareholders' equity totaled $7.6 million at June 30, 1997, an increase of $481,000, or 6.7%, over the total of $7.1 million at June 30, 1996. The increase in shareholders' equity was due primarily to net earnings of $365,000, the exercise of stock options of $6,000, a reduction in required contributions of the Employee Stock Ownership Plan of $29,000 and a decrease in unrealized market losses on securities designated as available for sale, net of related tax effects, of $81,000. At June 30, 1997, shareholders' equity as a percentage of total assets was 7.4%.

                     COMPARISON OF THE RESULTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

                                     General
                                     -------

         Net earnings amounted to $365,000 for the year ended June 30, 1997, a decrease of $156,000, or 29.9%, from the $521,000 in net earnings recorded for the year ended June 30, 1996. The decrease in net earnings was primarily attributable to an increase in general, administrative and other expense of $358,000, or 17.9%, and a decrease in other income of $258,000, or 54.9%, which were partially offset by an increase in net interest income after provision for losses on loans of $377,000, or 16.1%. The decrease in earnings level before federal income taxes of $239,000, or 29.7%, resulted in a decrease in the provision for federal income taxes of $83,000, or 29.2%. As previously discussed, the earnings level of $365,000 for the year ended June 30, 1997 was greatly affected by a nonrecurring $242,000 after-tax charge to net earnings, or $1.10 per fully-diluted share, for the FDIC special assessment to recapitalize the SAIF to the required statutory level in accordance with the recent legislation enacted into law on September 30, 1996. Excluding the detrimental effects on net earnings of the one-time SAIF recapitalization charge, which was partially offset by the reduction in subsequent SAIF premiums realized as a result of the enacted legislation, net earnings for the year ended June 30, 1997 would have been recorded at $559,000, as compared to $521,000 for the year ended June 30, 1996, an increase of $38,000, or 7.3%.

              Net Interest Income and Provision for Losses on Loans
              -----------------------------------------------------

         The Corporation's net interest income increased by $384,000, or 16.4%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The increase in net interest income during fiscal 1997 was primarily the result of an increase in total interest income, due to increases in the average outstanding balances of loans, mortgage-backed securities and investment securities, and to increases in the weighted average rates earned on loans and investment securities, which were partially offset by a decrease in the average outstanding balance of other interest-earning assets and to declines in the weighted average rates earned on mortgage-backed securities and other interest-earning assets. Total interest income on the Corporation's interest-earning assets increased by $782,000, or 12.2%, during fiscal 1997 due to overall increases of $9.2 million, or 11.3%, in the average outstanding balances of such assets, which were coupled with overall increases of 7 basis points (100 basis points equals 1%), or 0.9%, in the weighted average yields earned on such assets. The increase in total interest income during fiscal 1997 was partially offset by an increase in total interest expense, primarily due to increases in the average outstanding balances of deposits and borrowings, which were partially offset by declines in the weighted average rates paid on deposits and borrowings. Total interest expense on the Corporation's interest-bearing liabilities for fiscal 1997, as compared to fiscal 1996, increased by $398,000, or 9.8%, due to overall increases of $9.0 million, or 11.4%, in the average outstanding balances of such liabilities, which were partially offset by overall declines of 7 basis points, or 1.4%, in the weighted average yields paid on the Corporation's interest-bearing liabilities. The upward movement in the average yields earned on the Corporation's interest-earning assets compared to the downward movement in the average yields paid on the Corporation's interest-bearing liabilities reflected a widening of the interest rate spread during fiscal 1997, which correlated into increased core earnings. Such positive movement in yields earned and paid was reflected in the interest rate spread, which had increased from 2.66% in fiscal 1996 to 2.80% in fiscal 1997, while the net yield (net interest income as a percentage of average interest-earning assets) increased from 2.86% in fiscal 1996 to 2.99% in fiscal 1997. The major factor contributing to the increases in the interest rate spread and net yield year-to-year was believed to be management's concerted efforts in growing the loan portfolio by holding in the portfolio the majority of fixed-rate loans originated in the current interest rate environment.

         Interest income on loans increased by $811,000, or 18.3%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The increase in interest income on loans during fiscal 1997 was due to an increase of $9.2 million, or 17.9%, in the average balance of loans outstanding, which was coupled with an increase of 3 basis points, or 0.3%, in the weighted average rate earned on loans. The increase in the average outstanding balance of loans year-to-year reflected a continuation of loan demand in which loan originations and purchases exceeded loan principal repayments, sales and payoffs. The growth in the loan portfolio was also attributed to management's decision to portfolio fixed-rate loans in the current interest rate environment subject to certain interest rate risk limitations. The increase in the average yield earned on loans was principally the result of management's strategy to hold fixed-rate mortgage loans, so as to improve interest rate spread and overall net earnings. The greater percentage of outstanding fixed-rate mortgage loans in the loan portfolio in fiscal 1997, the upward repricing of existing adjustable-rate ("teaser") mortgage loans and strong consumer preferences toward originating fixed-rate mortgages as opposed to lower rate adjustable mortgages in a relatively stable interest rate environment are other contributing factors leading to overall higher loan yields in fiscal 1997. All these factors were coupled with a generally higher interest rate environment prevailing during fiscal 1997.

         Interest income on mortgage-backed securities designated as available for sale and held to maturity decreased by $10,000, or 0.6%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The decrease in interest income on mortgage-backed securities was the result of a decrease in the weighted average rate earned on such assets of 9 basis points, or 1.4%, which was partially offset by an increase in the average outstanding balance of mortgage-backed securities of $238,000, or 0.9%. The increase in the average balance of mortgage-backed securities outstanding during fiscal 1997 reflected the purchase of floating-rate collateralized mortgage obligations designated as available for sale, the purchase of collateralized mortgage obligations designated as held to maturity for liquidity and diversification purposes, the purchase of an adjustable-rate participation certificate and the sale of securities in fiscal 1996, all of which were partially offset by principal repayments on securities with respect to the underlying loans and the sale of securities in fiscal 1997. Such increase in the average balance of mortgage-backed securities outstanding was attributable in part to a strategy adopted by management to sustain continued growth in asset levels by primarily using deposits and repayment cash flows to fund purchases of such assets. From time to time when circumstances dictate and opportunities exist, purchases of mortgage-backed securities are leveraged against advances from the Federal Home Loan Bank to obtain a particular interest rate spread. The increased volume of mortgage-backed securities, which supplemented the growth in the loan portfolio, helped improve the Corporation's overall interest rate spread and net earnings level. The increase in the average balance of mortgage-backed securities outstanding, however, began shrinking during the second half of fiscal 1997 as management shifted more proceeds from sales of securities and principal repayments towards the origination of loans. Management's primary objective during fiscal 1997 was to grow the loan portfolio by shifting funds from other asset categories to the extent practicable. The decline in the weighted average yield earned on mortgage-backed securities generally reflected the downward movement of interest rate changes on the Corporation's adjustable-rate and floating-rate mortgage-backed securities and collateralized mortgage obligations.

         Interest and dividend income on investment securities held to maturity and other interest-earning assets decreased in the aggregate by $19,000, or 8.6%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The decrease during fiscal 1997 was primarily due to a decrease of $657,000, or 26.2%, in the average balance outstanding of other interest-earning assets (primarily interest-bearing deposits in other financial institutions) and a decline of 53 basis points, or 8.0%, in the weighted average rate earned on other interest-earning assets, which were partially offset by an increase of $446,000, or 56.3%, in the average balance outstanding of investment securities and an increase of 15 basis points, or 2.1%, in the weighted average rate earned on investment securities. The increase in the average outstanding balance of investment securities during fiscal 1997 was largely attributable to the purchase of callable U.S. Government agency obligations in both fiscal 1997 and 1996, which was partially offset by the call of some of these securities and the maturities of other investment securities during fiscal 1997. Such callable obligations were generally offered at attractive, above market rates in order to compensate the buyer for the call feature. These obligations were principally viewed by management as "yield enhancers", especially during a flat yield curve environment that predominately existed at the time of many of these purchases, and helped improve the Corporation's overall yield on investment securities and interest rate spread. The increase in the weighted average yield earned on investment securities during fiscal 1997 was due to the purchase of callable U.S. Government agency obligations at rates generally higher than those securities called or matured in fiscal 1997, resulting from a generally higher interest rate environment. The reduction in other interest-earning assets was the function of a steadily growing lending operation, while the decline in yield earned on such short-term liquid assets was due in part to two interest rate reductions by the Federal Reserve in fiscal 1996, which was partially offset by one interest rate increase in fiscal 1997.

         Interest expense on deposits, the largest component of the Corporation's interest-bearing liabilities, increased by $356,000, or 10.4%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The increase in interest expense on deposits during fiscal 1997 was due to an increase of $8.2 million, or 12.0%, in the average balance of deposits outstanding, which was partially offset by a decrease of 8 basis points, or 1.6%, in the weighted average rate paid on deposits. The increase in the average balance of deposits outstanding during the fiscal years presented reflected a significant increase in term certificates of deposit (primarily certificates of deposit with original terms to maturity of two years or less) of $8.7 million, or 17.8%, which was partially offset by a decline of $461,000, or 2.3%, in deposit balances subject to daily repricing (passbook, money market deposit and NOW accounts). Such increase in certificates of deposit emanated from depositors' preference for shifting funds from deposits subject to daily repricing to higher-yielding term certificates of deposit and from an influx of new deposits due to increased marketing and selling efforts by management and competitive pricing strategies. In addition, during fiscal 1997, management began utilizing more frequently brokered deposits and other out-of-state funds as an alternative source of funds in an effort to continue the growth in certificates of deposit. In many cases, interest rates paid on brokered deposits were actually the same or lower than interest rates paid on local deposits. The increase in the average outstanding balance of deposits was necessary to predominately fund the growth in the loan portfolio. The decrease in the weighted average rate paid on deposit accounts year-to-year reflected lower market rates of interest during fiscal 1997, as compared to fiscal 1996. Specifically, the weighted average rate paid on certificates of deposit decreased from 5.88% in fiscal 1996 to 5.68% in fiscal 1997, which was coupled with a decrease in the weighted average rate paid on transaction accounts from 2.84% in fiscal 1996 to 2.70% in fiscal 1997.

         Interest expense on borrowings, consisting primarily of fixed-rate Federal Home Loan Bank advances, adjustable-rate LIBOR-based advances and line of credit advances and, to a lesser extent, an adjustable-rate loan of the ESOP, increased by $42,000, or 6.7%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The increase in interest expense on borrowings during fiscal 1997 was attributed to an increase of $785,000, or 7.7%, in the average outstanding balance of borrowings, which was partially offset by a decrease of 5 basis points, or 0.8%, in the weighted average rate paid on borrowings. The increase in the average outstanding balance of borrowings year-to-year was the result of management utilizing new borrowings from the Federal Home Loan Bank to assist, in part, in funding the Corporation's lending and investment activities. Such increase in the average outstanding balance of borrowings was partially offset by significant principal repayments on Federal Home Loan Bank advances and other short-term borrowings in fiscal 1996. These repayments in fiscal 1996 were funded with excess liquidity and deposit inflows, as it was management's intent of principally growing the Corporation through an increased deposit base. During fiscal 1997, however, advances from the Federal Home Loan Bank were utilized by management as an alternative funding source to provide additional liquidity and sources of funds to the lending function during periods of cash outflows, as well as to pursue its lending and investment programs as previously discussed. During fiscal 1997, the weighted average rate paid on borrowings declined to 6.06%, a decrease of 5 basis points, or 0.8%, from 6.11% in fiscal 1996. This decrease in the weighted average rate paid year-to-year generally reflected the lower costs of new borrowings in comparison to borrowings obtained in prior years. Additionally, the interest rates paid on the adjustable-rate portion of Federal Home Loan Bank advances in fiscal 1997 were generally lower than the interest rates paid on that portion in fiscal 1996, as management utilized such advances during periods of lower interest rates.

         The Corporation's provision for losses on loans increased by $7,000, or 63.6%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The provision for losses on loans was comprised solely of discretionary additions to the general loan loss allowance. The fiscal 1997 loan loss provision was the result of management's continued efforts to set the allowance at a level considered to be appropriate based upon the internal analysis of the risk of loss in the loan portfolio. Among the factors considered in this analysis were the assessment of general economic conditions in Blue Ash's lending area applied to the portfolio, analysis of specific loans in the portfolio, known and inherent risk in the portfolio and other factors previously discussed. The Corporation has historically followed strict underwriting guidelines in its loan origination process, and this is considered to be one of the many factors which have resulted in minimal loan losses (charge-offs) over the past five years. The Corporation's provision for losses on loans during fiscal 1997 was principally attributable to loan portfolio growth of 21.3%, which was partially offset by the decrease in internally-classified assets and non-performing and nonaccrual loans. Management is of the opinion that the allowance for loan losses is adequate to cover any unforeseen losses in the loan portfolio.

         As a result of the foregoing changes in interest income, interest expense and provision for losses on loans, net interest income after provision for losses on loans increased during the year ended June 30, 1997 by $377,000, or 16.1%, as compared to the year ended June 30, 1996.

                                  Other Income
                                  ------------

         Total other income decreased by $258,000, or 54.9%, from $470,000 during the year ended June 30, 1997 to $212,000 during the year ended June 30, 1996. The principal causes for this decline in other income were a decrease in gain on sale of mortgage loans of $97,000, or 60.2%, a decrease in gain on sale of mortgage-backed securities designated as available for sale of $135,000, or 90.6%, a decrease in loan servicing fees of $13,000, or 11.5%, an increase in loss on sale of real estate acquired through foreclosure of $1,000 and a decrease in service fees, charges and other operating income of $12,000, or 25.5%.

         The decrease in gain on sale of mortgage loans was the result of a reduction in secondary market activities during fiscal 1997, as compared to fiscal 1996, due to management's strategy of holding in the loan portfolio certain fixed-rate mortgage loans subject to certain interest rate risk limitations. The Corporation recognized cash gains on the sale of mortgage loans in the secondary market of $17,000 and $125,000 during fiscal 1997 and 1996, respectively. As a result, proceeds from the sale of loans in the secondary market declined from $8.2 million in fiscal 1996 to $1.9 million in fiscal 1997, and loans originated for sale in the secondary market decreased from $9.4 million in fiscal 1996 to $1.7 million in fiscal 1997. Prior to management's change in strategy of originating fixed-rate mortgage loans in fiscal 1996, loan sales were frequently utilized as a means of minimizing interest rate risk as well as generating additional funds for lending and other purposes.

         The decrease in gain on sale of mortgage-backed securities of $135,000, or 90.6%, was due to the significant decline in sales activity during fiscal 1997, as compared to fiscal 1996. Proceeds from the sale of mortgaged-backed securities were $1.1 million and $10.8 million during fiscal 1997 and 1996, resulting in gains of $14,000 and $149,000, respectively. Such greater sales activity in fiscal 1996 was undertaken by management for diversification purposes and to realize profits, arising from a favorable interest rate environment, that had accumulated on certain floating-rate collateralized mortgage obligations which were tied to a particular lagging market index. The decrease in loan servicing fees of $13,000, or 11.5%, during fiscal 1997 was principally attributed to a decline of approximately $3.6 million, or 7.6%, year-to-year in the average outstanding balance of loans sold in the secondary market and to other financial institutions, which was coupled with an increase of $4,000, or 66.7%, in expense for amortization and impairment of originated mortgage servicing rights under SFAS No. 122. The decline in service fees, charges and other operating income of $12,000, or 25.5%, reflected the increased costs incurred by the Corporation in the origination of no-cost line of credit loans which were more prevalent in fiscal 1997 and the reduction in fees received from correspondent lenders, which were partially offset by increased fees generated year-to-year from NOW accounts. In addition, the Corporation recognized a loss of $1,000 during fiscal 1997 on the sale of real estate acquired through foreclosure (single-family residence).

                   General, Administrative and Other Expenses
                   ------------------------------------------

         Total general, administrative and other expense increased by $358,000, or 17.9%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The components of this increase in total general, administrative and other expense during fiscal 1997 were comprised of an increase in employee compensation and benefits of $36,000, or 3.7%, an increase in federal deposit insurance premiums of $323,000, or 224.3%, an increase in state franchise tax expense of $9,000, or 10.7%, an increase in data processing expense of $6,000, or 6.5%, and an increase in advertising expense of $3,000, or 3.5%, all of which were partially offset by a decrease in occupancy and equipment expense of $14,000, or 3.8%, and a decrease in other operating expense of $5,000, or 2.2%.

         The principal category of the Corporation's general, administrative and other expense is employee compensation and benefits. The increase in this expense category of $36,000, or 3.7%, during fiscal 1997, as compared to fiscal 1996, was primarily due to normal merit increases, increases in employee group health insurance premiums and decreases in deferred loan origination costs in accordance with SFAS No. 91 as a result of an approximate $568,000, or 1.9%, decrease in total lending volume year-to-year, all of which were partially offset by decreases in employee salaries due to a temporary reduction in the work staff in the savings and mortgage operations, decreases in contributions to the ESOP plan and decreases in certain payroll-related taxes such as workers compensation premiums and state unemployment taxes.

         The increase of $323,000 in federal deposit insurance premiums was due to the one-time special assessment of $366,000 to recapitalize the SAIF to federally-mandated levels and to an increased average deposit base year-to-year, which were partially offset by a reduction of $72,000 in regular SAIF premium assessments after enactment of the SAIF legislation as previously discussed. The increase in data processing expense of $6,000, or 6.5%, also reflected an increased average deposit base as well as growth in lending operations. The increase in state franchise tax expense of $9,000, or 10.7%, was primarily attributed to an enhanced equity capital position year-to-year. The increase of $3,000, or 3.5%, in advertising expense was principally attributable to a continuation of intensified marketing and selling efforts by management, which were directed toward the loan origination function and attracting new deposits. The decrease in occupancy and equipment expense of $14,000, or 3.8%, was largely due to the reduction in office building repair and maintenance expenses and expenses associated with ATM processing, which were partially offset by higher light, heat and utilities costs and furniture, fixtures and equipment expenses. The decrease in other operating expense of $5,000, or 2.2%, during fiscal 1997 was due in part to a decrease in NOW processing expenses and a decrease in office supplies and stationery costs, which were partially offset by an increase in supervisory assessments resulting from a greater asset base and an increase in consulting fees associated with analyzing new loan origination software and upgrading the Corporation's computer system.

                              Federal Income Taxes
                              --------------------

         The provision for federal income taxes totaled $201,000 for the year ended June 30, 1997, as compared to $284,000 for the year ended June 30, 1996, a decrease of $83,000, or 29.2%. The decrease in the provision for federal income taxes reflected the lower level of pre-tax earnings for the year ended June 30, 1997, a decrease of $239,000, or 29.7%. As previously discussed, the one-time charge to replenish the SAIF had a detrimental impact on net earnings for the year ended June 30, 1997. As a result, the level of federal income tax expense for each of the years ended June 30, 1997 and 1996 generally reflected the level of pre-tax earnings for such years.


                     COMPARISON OF THE RESULTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

                                     General
                                     -------

         Net earnings totaled $521,000 for the year ended June 30, 1996, representing an increase of $130,000, or 33.2%, over the $391,000 in net earnings recorded for the year ended June 30, 1995. The improvement in earnings level during the year ended June 30, 1996 was primarily attributable to an increase in net interest income after provision for losses on loans of $105,000, or 4.7%, and an increase in other income of $208,000, or 79.4%, which were partially offset by an increase in general, administrative and other expense of $128,000, or 6.8%. The $185,000 increase in earnings before federal income taxes resulted in an increase of $55,000, or 24.0%, in the provision for federal income taxes.

              Net Interest Income and Provision for Losses on Loans
              -----------------------------------------------------

         The Corporation's net interest income increased by $116,000, or 5.2%, during the year ended June 30, 1996, as compared to the year ended June 30, 1995. The increase in net interest income during fiscal 1996 was primarily the result of an increase in total interest income, due to increases in the average outstanding balances and to increases in the weighted average rates earned on all the Corporation's interest-earning assets. Total interest income on the Corporation's interest-earning assets increased by $1.3 million, or 25.9%, during fiscal 1996 due to overall increases of $14.4 million, or 21.3%, in the average outstanding balances of such assets, which were coupled with overall increases of 29 basis points, or 3.9%, in the weighted average yields earned on such assets. The increase in total interest income during fiscal 1996 was partially offset by an increase in total interest expense, primarily due to an increase in the average outstanding balance of deposits and to increases in the weighted average rates paid on deposits and borrowings, which were partially offset by a decrease in the average outstanding balance of borrowings. Total interest expense on the Corporation's interest-bearing liabilities for fiscal 1996, as compared to fiscal 1995, increased by $1.2 million, or 42.1%, due to overall increases of $13.3 million, or 20.3%, in the average outstanding balances of such liabilities, which were coupled with overall increases of 79 basis points, or 18.1%, in the weighted average yields paid on such liabilities. The upward movement in the average yields paid on the Corporation's interest-bearing liabilities compared to the average yields earned on the Corporation's interest-earning assets year-to-year reflected liabilities repricing upward more rapidly than assets. Such trend was reflected in the interest rate spread, which had decreased from 3.16% in fiscal 1995 to 2.66% in fiscal 1996. The major factors which contributed to this reduction were believed to be: (i) management's concerted efforts to expand its deposit base required some premium to be paid over market rates in order to attract and retain deposit accounts in fiscal 1996; and (ii) the flat yield curve which existed throughout most of fiscal 1996 made it more difficult for the Corporation to earn a significant positive spread on new deposit and new borrowing activity.

         Interest income on loans increased by $846,000, or 23.7%, during the year ended June 30, 1996, as compared to the year ended June 30, 1995. The increase in interest income on loans during fiscal 1996 was due to an increase of $9.1 million, or 21.5%, in the average balance of loans outstanding, which was coupled with an increase in the weighted average rate earned on loans. The weighted average rate earned on loans receivable and loans held for sale during fiscal 1995 was 8.42%. During fiscal 1996, the weighted average rate rose to 8.58%, an increase of 16 basis points, or 1.9%. The increase in the average outstanding balance of loans outstanding year-to-year reflected a continuation of loan demand in which loan originations and purchases exceeded loan principal repayments, sales and payoffs. The increase in loan yield was due in part to the upward repricing of adjustable-rate ("teaser") mortgage loans during fiscal 1996 and to the decision by management to hold in the loan portfolio fixed-rate mortgage loans in the current interest rate environment. The increase in average yield was partially offset by prepayments in higher yielding fixed-rate loans, which were replaced by lower yielding adjustable-rate and other loans during a lower interest rate environment that existed for most of the fiscal 1996 year.

         Interest income on mortgage-backed securities designated as available for sale and held to maturity increased by $429,000, or 32.1%, during the year ended June 30, 1996, as compared to the year ended June 30, 1995. The increase in interest income on mortgage-backed securities during fiscal 1996 was due to a $4.7 million, or 21.1%, increase in the average balance of mortgage-backed securities outstanding, which was coupled with a 54 basis point, or 9.1%, increase in the weighted average rate earned thereon. The increase in the average balance of mortgage-backed securities outstanding during fiscal 1996 reflected the purchase of primarily floating-rate collateralized mortgage obligations designated as available for sale and the purchase of collateralized mortgage obligations held to maturity for liquidity and diversification purposes, which were partially offset by principal prepayments and repayments on securities with respect to the underlying loans and the sale of securities in fiscal 1996. Such increase in the average balance of mortgage-backed securities outstanding was attributable in part to a strategy adopted by management to sustain continued growth in asset levels by primarily using deposits to fund purchases of such assets. From time to time when the opportunities exist, purchases of mortgage-backed securities are leveraged against advances from the Federal Home Loan Bank to obtain a particular interest rate spread. The increased volume of mortgage-backed securities during fiscal 1996, which supplemented the growth in the loan portfolio, helped improve the Corporation's overall yield on its interest-earning assets and improve net earnings. The increase in the average yield earned on the Corporation's mortgage-backed securities year-to-year was the result of upward interest rate changes on adjustable-rate securities due to an overall net upward movement in market interest rates.

         Interest and dividend income on investment securities held to maturity and other interest-earning assets increased by $45,000, or 25.4%, during the year ended June 30, 1996, as compared to the year ended June 30, 1995. The increase during fiscal 1996 was due primarily to an increase of $34,000, or 4.5%, in the average outstanding balance of investment securities and to an increase of $503,000, or 25.1%, in the average balance outstanding of other interest-earning assets (primarily interest-bearing deposits in other financial institutions). Such increases in the average balances outstanding were coupled with increases of 47 basis points, or 7.0%, and 29 basis points, or 4.6%, in the weighted average rates earned on investment securities and other interest-earning assets, respectively. The increase in the average outstanding balance of investment securities in fiscal 1996 was largely attributable to the purchase of callable U.S. Government agency obligations. Such obligations were generally offered at attractive, above-market rates in order to compensate the buyer for the call feature. The increase in the weighted average rate earned on investment securities was due in part to the investing in several callable U.S. Government agency issues, taking advantage of these attractive rate features. The increase in other interest-earning assets was attributed in part to increased liquidity needs resulting from significant asset growth year-to-year and the increase in the weighted average rate earned on such assets was the direct result of the Federal Reserve raising interest rates six times during prior periods, which were partially offset by two interest rate reductions in fiscal 1996.

         Interest expense on deposits increased by $1.2 million, or 53.7%, during the year ended June 30, 1996, as compared to the year ended June 30, 1995. The increase in interest expense on deposits during fiscal 1996 was due to an increase of $14.3 million, or 26.3%, in the average balance of deposits outstanding, which was coupled with an increase of 90 basis points, or 21.9%, in the weighted average rate paid on deposits. The increase in the average balance of deposits outstanding during the fiscal years presented reflected a significant increase in the average outstanding balance of term certificates of deposit (primarily certificates of deposit with original terms to maturity of two years or less) of $17.4 million, or 55.3%, which was partially offset by a decline of $3.1 million, or 13.7%, in the average outstanding deposit balances subject to daily repricing (passbook, money market deposit and NOW accounts). Such increase in certificates of deposit emanated from depositors' preference for shifting funds from deposits subject to daily repricing to higher yielding term certificates of deposit and from an influx of new deposits due to increased marketing and selling efforts by management and competitive pricing strategies. The increase in deposits was needed to predominately fund the growth in the loan portfolio. The increase in the weighted average rate paid on deposit accounts year-to-year reflected higher market rates of interest paid during fiscal 1996, as compared to fiscal 1995, especially on certificate of deposit accounts. The weighted average rate paid on certificates of deposit rose from 5.04% in fiscal 1995 to 5.88% in fiscal 1996, while the weighted average rate paid on transaction accounts of 2.84% did not change from fiscal 1995 to fiscal 1996.

         Interest expense on borrowings, consisting primarily of fixed-rate Federal Home Loan Bank advances, adjustable-rate LIBOR-based advances, obligations for securities sold under agreements to repurchase and, to a lesser extent, an adjustable-rate loan of the ESOP, increased slightly by $3,000, or 0.5%, during the year ended June 30, 1996, as compared to the year ended June 30, 1995. The increase in interest expense on borrowings was due to an increase in the weighted average rate paid on borrowings of 55 basis points, or 9.9%, which was partially offset by a decrease in the average outstanding balance of borrowings of $966,000, or 8.6%. The increase in the weighted average rate paid on borrowings during fiscal 1996, as compared to fiscal 1995, reflected the higher costs of new borrowings in comparison to borrowings obtained in prior years. The reduction in the average outstanding balance of borrowings, principally the $3.5 million in obligations under reverse repurchase agreements which were repaid in fiscal 1996, was funded with excess liquidity as a result of increased deposit activity. During fiscal 1996, advances from the Federal Home Loan Bank were utilized by management to provide additional liquidity and sources of funds during periods of cash outflows, as well as to enable Blue Ash to pursue its lending and investment programs as previously discussed. However, the bulk of these advances were repaid in fiscal 1996 from customer deposit inflows.

         The Corporation's provision for losses on loans increased by $11,000 during the year ended June 30, 1996, as compared to the year ended June 30, 1995. The provision for losses on loans was comprised of $6,000 in discretionary additions to the general loan loss allowance and $5,000 in specific loan losses related to one single-family mortgage loan. The fiscal 1996 loan loss provision was the result of management's continued efforts to set the allowance at a level considered to be appropriate based upon the internal analysis of the risk of loss in the loan portfolio. Among the factors considered in this analysis were the assessment of general economic conditions in Blue Ash's lending area applied to the portfolio, analysis of specific loans in the portfolio, known and inherent risk in the portfolio, growth in the loan portfolio, changes in the composition of loans and other factors previously discussed.

         As a result of the foregoing changes in interest income, interest expense and provision for losses on loans, net interest income after provision for losses on loans increased during the year ended June 30, 1996 by $105,000, or 4.7%, as compared to the year ended June 30, 1995.


                                  Other Income
                                  ------------

         Total other income increased by $208,000, or 79.4%, from $262,000 during the year ended June 30, 1995 to $470,000 during the year ended June 30, 1996. The principal reasons for this improvement in other income were an increase in gain on sale of mortgage loans of $105,000, an increase in gain on sale of mortgage-backed securities of $151,000 and, to a lesser extent, an increase in service fees, charges and other operating income of $11,000, or 30.6%, which were partially offset by a decrease in loan servicing fees of $8,000, or 6.6%, a decrease in gain on sale of real estate acquired through foreclosure of $45,000 and a decrease in gain on sale of real estate held for sale of $6,000.

         The Corporation recognized gains on sale of mortgage loans of $161,000 and $56,000 during the years ended June 30, 1996 and 1995, respectively. Such gains were the result of Blue Ash selling its fixed-rate single-family residential mortgage loans to the Federal Home Loan Mortgage Corporation in the secondary market as a means of minimizing interest rate risk as well as generating additional funds for lending and other purposes. Such sales increased during fiscal 1996, as the demand for fixed-rate single-family residential mortgage loans was stronger within Blue Ash's lending area than in fiscal 1995 due to a lower interest rate environment that prevailed during a large part of fiscal 1996. As a result, proceeds from the sale of loans in the secondary market increased from $4.7 million in fiscal 1995 to $8.2 million in fiscal 1996, an increase of $3.5 million, or 74.3%. In addition to greater sales activity in fiscal 1996 leading to increased mortgage gains, the increase in gain on sale of mortgage loans was also attributed to greater profit margins realized on fiscal 1996 sales and the recognition of an additional $88,000 in pre-tax gains resulting from the Corporation's adoption of SFAS No. 122 regarding the accounting of mortgage servicing rights as previously discussed, which were partially offset by an increase in unrealized loss on loans identified as held for sale in fiscal 1996. Blue Ash identifies certain loans which it originates as held for sale in the secondary market. These loans are accounted for at the lower of their historical cost or current market value. During fiscal 1996, due to the upward movement in interest rates, the market value of loans in this category declined, resulting in a writedown of these loans to their current market value. The requirement that loans held for sale be accounted for at fair value resulted in writedowns of such loans in the amount of $52,000 in fiscal 1996. At June 30, 1996, the Company held $2.0 million in first mortgage loans for sale with a current market value of $1.9 million.

         The increase in gain on sale of mortgage-backed securities in fiscal 1996, as compared to fiscal 1995, was due to net gains realized in fiscal 1996 of $149,000 on the sale of collateralized mortgage obligations designated as available for sale, which was coupled with a realized loss of $2,000 on the sale of an available for sale security in fiscal 1995. Proceeds from the sale of securities designated as available for sale were $10.8 million in fiscal 1996, compared to only $861,000 in fiscal 1995. Such increased sale activity within the mortgage-backed securities portfolio in fiscal 1996 was predicated upon the declining interest rate environment in existence for the first eight months of fiscal 1996 and the implementation of management's diversification strategy as previously discussed.

         The decrease in loan servicing fees of $8,000, or 6.6%, in fiscal 1996 was principally attributed to a decline year-to-year in the average outstanding balance of loans sold in the secondary market and other financial institutions of approximately $694,000, or 1.4%, which was coupled with a charge for amortization expense of $5,000 on capitalized mortgage servicing rights and excess service fee receivables recorded in fiscal 1996 upon adoption of SFAS No. 122. The growth in service fees, charges and other operating income reflected increased service fees on loans and savings deposits in fiscal 1996. Additionally, the Company in fiscal 1995 recognized gain on sale of real estate acquired through foreclosure of $45,000 and gain on sale of real estate held for sale of $6,000 from the sale of excess land acquired as part of the land used in the construction of the Mason office facility. These gains recorded in fiscal 1995 were absent in fiscal 1996.

                    General, Administrative and Other Expense
                    -----------------------------------------

         Total general, administrative and other expense increased from $1.9 million during the year ended June 30, 1995 to $2.0 million during the year ended June 30, 1996, an increase of $128,000, or 6.8%. The components of this increase in total general, administrative and other expense during fiscal 1996 were comprised of an increase in employee compensation and benefits of $9,000, or 0.9%, an increase in occupancy and equipment expense of $49,000, or 15.4%, an increase in data processing expense of $11,000, or 13.4%, an increase in federal deposit insurance premiums of $21,000, or 17.1%, an increase in franchise tax expense of $6,000, or 7.7%, and an increase in other operating expense of $34,000, or 18.0%, all of which were partially offset by a decrease in advertising expense of $2,000, or 2.3%.

         The increase in general, administrative and other expense of $9,000, or 0.9%, during fiscal 1996 as compared to fiscal 1995, was primarily due to normal merit increases, an increase in yearly bonus expense due to a higher earnings level in fiscal 1996 and an increase in loan officer bonus expense. During fiscal 1996, Blue Ash established a quarterly bonus program for all of its loan officers in order to provide cash incentives for loan production over and above normal levels determined by management. As a result, bonus expense related to the loan officer bonus program was $20,000 in fiscal 1996. These increases in employee compensation and benefits were partially offset by an increase of $29,000, or 32.2%, in deferred loan origination costs in accordance with SFAS No. 91 as a result of an approximate $8.4 million, or 40.0%, increase in total lending volume year-to-year.

         The increase in occupancy and equipment expense of $49,000, or 15.4%, during the year ended June 30, 1996, as compared to the year ended June 30, 1995, was comprised of (i) an increase in office building repairs and maintenance expense at the main office and

Cherry Grove office facilities; (ii) an increase in expense associated with repairs, maintenance, telephone, utilities, postage and real estate taxes resulting from the operation of the Mason office facility during the entire fiscal 1996 year, as compared to being in operation only eight months in fiscal 1995; (iii) an increase in depreciation expense on the Corporation's office premises and equipment due to the addition of the Mason office facility and to overall increases in its fixed asset levels; (iv) an increase in expense associated with providing ATM processing services at the main office location as well as two branch office locations during fiscal 1996, which were not incurred throughout the entire 1995 fiscal year; and (v) an increase in postage expense due to an expanding lending and savings operation in fiscal 1996.

         The increases in data processing expense of $11,000, or 13.4%, and federal deposit insurance premiums of $21,000, or 17.1%, were mainly the result of an increased average deposit base of $14.3 million, or 26.3%, year-to-year. The increase in state franchise taxes of $6,000, or 7.7%, was primarily attributed to an enhanced average equity capital position of approximately 10.1% year-to-year. Despite the decline in advertising expense of $2,000, or 2.3%, during fiscal 1996, advertising expense remained at a relatively high level due to the continuation of intensified marketing efforts by management, which were directed toward the loan origination function and attracting new deposits. These expenses were somewhat offset by the decline in advertising expense directed solely to the opening of the Mason office facility in fiscal 1995.

         Other operating expense increased from $189,000 in fiscal 1995 to $223,000 in fiscal 1996, an increase of $34,000, or 18.0%. This increase in other operating expense was principally attributed to an increase in expenses of $45,000 incurred in fiscal 1996 for legal and professional services and an increase of $6,000 in office supplies as a result of an expanded loan and savings operation, which were partially offset by a decrease of $4,000 in organizational dues and subscriptions, a decrease of $2,000 in real estate owned expense and a decrease of $11,000 in all other remaining expense categories due mainly to the absence in fiscal 1996 of nonrecurring miscellaneous expenses from fiscal 1995.

                              Federal Income Taxes
                              --------------------

         The provisions for federal income taxes totaled $284,000 for the year ended June 30, 1996, compared to $229,000 for the year ended June 30, 1995, an increase of $55,000, or 24.0%. The increase in federal income taxes reflected the higher level of pre-tax earnings for the year ended June 30, 1996, an increase of $185,000, or 29.8%. The level of federal income tax expense for each of the years ended June 30, 1996 and 1995 generally reflected the level of pre-tax income for such years.

                          [GRANT THORNTON LETTERHEAD]


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Towne Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Towne Financial Corporation and Subsidiary as of June 30, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years ended June 30, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Towne Financial Corporation and Subsidiary as of June 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years ended June 30, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

As more fully explained in Note A-3, the Corporation changed its method of accounting for gains on sale of loans in fiscal 1996 pursuant to Statement of Financial Accounting Standards No. 122.



/s/ Grant Thornton LLP

Cincinnati, Ohio
August 29, 1997

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                    June 30,
                        (In thousands, except share data)


          ASSETS                                                                                    1997           1996

Cash and due from banks                                                                       $    2,310      $   1,645
Federal funds sold                                                                                   200          1,900
Interest-bearing deposits in other financial institutions                                            205             66
                                                                                              ----------      ---------

          Cash and cash equivalents                                                                2,715          3,611



Certificates of deposit in other financial institutions                                              466             98
Investment securities held to maturity - at amortized cost, approximate
  market value of $1,399 and $1,282 at June 30, 1997 and 1996                                      1,399          1,300
Mortgage-backed securities designated as available for sale - at market                           15,269         15,680
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $11,267 and $11,673 at June 30,
  1997 and 1996                                                                                   11,463         11,948
Loans held for sale - at lower of cost or market                                                      -           1,894
Loans receivable - net                                                                            66,817         53,177
Office premises and equipment - at depreciated cost                                                2,335          2,408
Federal Home Loan Bank stock - at cost                                                               742            692
Accrued interest receivable on loans                                                                 562            543
Accrued interest receivable on mortgage-backed securities                                            166            175
Accrued interest receivable on investments and interest-
  bearing deposits                                                                                    31             20
Goodwill - net of accumulated amortization                                                           367            405
Prepaid expenses and other assets                                                                    226            244
Prepaid federal income taxes                                                                          -              19
                                                                                              ----------      ---------



          Total assets                                                                        $  102,558      $  92,214
                                                                                              ==========      =========

         LIABILITIES AND SHAREHOLDERS' EQUITY                                                       1997           1996

Deposits                                                                                       $  81,794        $75,618
Advances from the Federal Home Loan Bank                                                          12,000          8,424
Loan of Employee Stock Ownership Plan                                                                 60             89
Advances by borrowers for taxes and insurance                                                        260            229
Accounts payable on mortgage loans serviced for others                                               368            340
Accrued interest payable                                                                              28             36
Other liabilities                                                                                    138            139
Accrued federal income taxes                                                                           9             -
Deferred federal income taxes                                                                        263            182
                                                                                              ----------       --------

          Total liabilities                                                                       94,920         85,057

Commitments                                                                                           -              -

Shareholders' equity
  Preferred shares - 250,000 shares of $1.00 par value authorized;
    no shares issued                                                                                  -              -
  Common shares - 2,250,000 shares of $1.00 par value authorized;
    208,500 and 208,000 shares issued and outstanding at June 30,
    1997 and 1996, respectively                                                                      209            208
  Additional paid-in capital                                                                       1,680          1,675
  Retained earnings - substantially restricted                                                     5,987          5,622
  Less required contributions for shares acquired by
    Employee Stock Ownership Plan (ESOP)                                                             (60)           (89)
  Unrealized losses on securities designated as available for
    sale - net of related tax effects                                                               (178)          (259)
                                                                                              ----------       --------

          Total shareholders' equity                                                               7,638          7,157
                                                                                              ----------       --------

          Total liabilities and shareholders' equity                                          $  102,558       $ 92,214
                                                                                              ==========       ========




The accompanying notes are an integral part of these statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


                       CONSOLIDATED STATEMENTS OF EARNINGS

                               Year ended June 30,
                      (In thousands, except per share data)


                                                                                         1997         1996         1995
Interest income
  Loans                                                                                $5,232       $4,421       $3,575
  Mortgage-backed securities                                                            1,757        1,767        1,338
  Investment securities                                                                    91           57           51
  Interest-bearing deposits and other                                                     112          165          126
                                                                                       ------       ------       ------
         Total interest income                                                          7,192        6,410        5,090

Interest expense
  Deposits                                                                              3,792        3,436        2,235
  Borrowings                                                                              669          627          624
                                                                                       ------       ------       ------
         Total interest expense                                                         4,461        4,063        2,859
                                                                                       ------       ------       ------

         Net interest income                                                            2,731        2,347        2,231

Provision for losses on loans                                                              18           11           -
                                                                                       ------       ------       ------
         Net interest income after provision for losses on loans                        2,713        2,336        2,231

Other income
  Loan servicing fees                                                                     100          113          121
  Gain on sale of mortgage loans                                                           64          161           56
  Gain (loss) on sale of mortgage-backed securities                                        14          149           (2)
  Gain on sale of real estate held for sale                                                -            -             6
  Gain (loss) on sale of real estate acquired through foreclosure                          (1)          -            45
  Service fees, charges and other operating                                                35           47           36
                                                                                       ------       ------       ------
         Total other income                                                               212          470          262

General, administrative and other expense
  Employee compensation and benefits                                                    1,002          966          957
  Occupancy and equipment                                                                 353          367          318
  Data processing                                                                          99           93           82
  Federal deposit insurance premiums                                                      467          144          123
  Franchise taxes                                                                          93           84           78
  Advertising                                                                              89           86           88
  Amortization of goodwill                                                                 38           38           38
  Other operating                                                                         218          223          189
                                                                                       ------       ------       ------
         Total general, administrative and other expense                                2,359        2,001        1,873
                                                                                       ------       ------       ------

         Earnings before federal income taxes                                             566          805          620

Federal income taxes
  Current                                                                                 163          210          158
  Deferred                                                                                 38           74           71
                                                                                       ------       ------       ------
         Total federal income taxes                                                       201          284          229
                                                                                       ------       ------       ------

         NET EARNINGS                                                                 $   365      $   521      $   391
                                                                                       ======       ======       ======

         EARNINGS PER SHARE:
           On common and common equivalent
shares                                                                                $  1.70      $  2.51      $  1.89
                                                                                       ======       ======       ======

           On a fully diluted basis                                                   $  1.66      $  2.51      $  1.89
                                                                                       ======       ======       ======


The accompanying notes are an integral part of these statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended June 30, 1997, 1996 and 1995
                                 (In thousands)

                                                                                                           UNREALIZED
                                                                                                                GAINS
                                                                                              REQUIRED    (LOSSES) ON
                                                                                         CONTRIBUTIONS     SECURITIES
                                                               ADDITIONAL                   FOR SHARES  DESIGNATED AS
                                                     COMMON       PAID-IN      RETAINED       ACQUIRED      AVAILABLE
                                                     SHARES       CAPITAL      EARNINGS        BY ESOP       FOR SALE        TOTAL

Balance at July 1, 1994                             $   207       $ 1,664       $ 4,710       $  (148)       $   (76)       $ 6,357

Stock options exercised                                   1             5           -             -              -                6
Principal repayments on loan of ESOP                    -             -             -              30            -               30
Net earnings for the year ended June 30, 1995           -             -             391           -              -              391
Unrealized gains on securities designated as
  available for sale - net of related tax effects       -             -             -             -               99             99
                                                    -------       -------       -------       -------        -------        -------

Balance at June 30, 1995                                208         1,669         5,101          (118)            23          6,883

Stock options exercised                                 -               6           -             -              -                6
Principal repayments on loan of ESOP                    -             -             -              29            -               29
Net earnings for the year ended June 30, 1996           -             -             521           -              -              521
Unrealized losses on securities designated as
  available for sale - net of related tax effects       -             -             -             -             (282)          (282)
                                                    -------       -------       -------       -------        -------        -------

Balance at June 30, 1996                                208         1,675         5,622           (89)          (259)         7,157

Stock options exercised                                   1             5           -             -              -                6
Principal repayments on loan of ESOP                    -             -             -              29            -               29
Net earnings for the year ended June 30, 1997           -             -             365           -              -              365
Unrealized gains on securities designated as
  available for sale - net of related tax effects       -             -             -             -               81             81
                                                    -------       -------       -------       -------        -------        -------

Balance at June 30, 1997                            $   209       $ 1,680       $ 5,987       $   (60)       $  (178)       $ 7,638
                                                    =======       =======       =======       =======        =======        =======




The accompanying notes are an integral part of these statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                               Year ended June 30,
                                 (In thousands)

                                                                                         1997         1996         1995

Cash flows provided by (used in) operating activities:
  Net earnings for the year                                                           $   365      $   521      $   391
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of premiums and accretion of discounts
      on investment securities, net                                                        -            -             3
    Amortization of premiums and accretion of discounts
      on mortgage-backed securities, net                                                   11           28           45
    (Gain) loss on sale of mortgage-backed securities                                     (14)        (149)           2
    Provision for losses on loans                                                          18           11           -
    Gain on sale of mortgage loans                                                        (44)         (73)         (56)
    Amortization of deferred loan origination fees                                        (42)         (37)         (42)
    Loans originated for sale in the secondary market                                  (1,724)      (9,374)      (5,191)
    Proceeds from sale of loans in the secondary market                                 1,949        8,201        4,706
    Depreciation and amortization                                                         153          152          132
    Gain on sale of real estate held for sale                                              -            -            (6)
    Loss (gain) on sale of real estate acquired through foreclosure                         1           -           (45)
    Federal Home Loan Bank stock dividends                                                (50)         (46)         (38)
    Amortization of goodwill                                                               38           38           38
    Increases (decreases) in cash due to changes in:
      Accrued interest receivable on loans                                                (19)         (91)        (110)
      Accrued interest receivable on mortgage-backed securities                             9          (12)         (24)
      Accrued interest receivable on investments and
        interest-bearing deposits                                                         (11)          (6)          11
      Prepaid expenses and other assets                                                    18           27          (49)
      Accrued interest payable                                                             (8)          -             7
      Other liabilities                                                                    (1)          27           26
      Federal income taxes
        Current                                                                            28          (15)         (68)
        Deferred                                                                           38           74           71
                                                                                      -------      -------      -------
         Net cash provided by (used in) operating activities                              715         (724)        (197)
                                                                                      -------      -------      -------

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                               Year ended June 30,
                                 (In thousands)

                                                                             1997          1996          1995

Cash flows provided by (used in) investing activities:
  Proceeds from maturities of investment securities held to maturity     $    410     $     -        $    925
  Proceeds from called investment securities held to maturity                 400           400           -
  Purchase of investment securities held to maturity                         (909)       (1,200)         (200)
  Proceeds from sale of mortgage-backed securities designated
    as available for sale                                                   1,148        10,803           861
  Purchase of mortgage-backed securities designated as available
    for sale                                                               (1,672)      (14,045)       (3,988)
  Purchase of mortgage-backed securities held to maturity                    (349)       (2,430)          -
  Principal repayments on mortgage-backed securities designated as:
    Available for sale                                                      1,081         1,468           428
    Held to maturity                                                          815         1,246         1,392
  Loan disbursements                                                      (27,093)      (20,118)      (14,850)
  Repurchase of loans sold in the secondary market                            -             -            (702)
  Loan principal repayments                                                15,189        12,102         9,197
  Purchase of office premises and equipment                                   (80)          (39)         (664)
  Proceeds from sale of real estate held for sale                             -             -             190
  Proceeds from sale of real estate acquired through foreclosure              -             -             174
  Capital expenditures on real estate acquired through foreclosure            -             -             (37)
  Purchase of Federal Home Loan Bank stock                                    -             -             (84)
  (Increase) decrease in certificates of deposit in other financial
    institutions - net                                                       (368)          100          (100)
                                                                         --------      --------      --------
         Net cash used in investing activities                            (11,428)      (11,713)       (7,458)

Cash flows provided by (used in) financing activities:
  Issuance of and credits to deposit accounts                              83,717        72,257        71,627
  Withdrawals from deposit accounts                                       (77,541)      (56,423)      (63,874)
  Proceeds from Federal Home Loan Bank advances                             3,776         9,706         2,918
  Repayments of Federal Home Loan Bank advances                              (200)       (9,600)       (4,600)
  Proceeds from obligations for securities sold under
    agreements to repurchase                                                  -             -           4,391
  Repayments of obligations for securities sold under
    agreements to repurchase                                                  -          (3,504)         (887)
  Advances by borrowers for taxes and insurance                                31            89           (18)
  Accounts payable on mortgage loans serviced for others                       28             4           (65)
  Proceeds from the exercise of stock options                                   6             6             6
                                                                         --------      --------      --------
         Net cash provided by financing activities                          9,817        12,535         9,498
                                                                         --------      --------      --------

Net increase (decrease) in cash and cash equivalents                         (896)           98         1,843

Cash and cash equivalents at beginning of year                              3,611         3,513         1,670
                                                                         --------      --------      --------

Cash and cash equivalents at end of year                                 $  2,715      $  3,611      $  3,513
                                                                         ========      ========      ========

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                               Year ended June 30,
                                 (In thousands)

                                                                            1997          1996        1995

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                $    135      $    225      $  226
                                                                        ========      ========      ======

    Interest on deposits and borrowings                                 $  4,469      $  4,063      $2,852
                                                                        ========      ========      ======

Supplemental disclosure of noncash investing activities:
  Foreclosed mortgage loans transferred to real estate acquired
    through foreclosure                                                 $    108      $    -        $  265
                                                                        ========      ========      ======

  Loans disbursed to finance the sale of real estate held for sale      $    -        $    -        $  111
                                                                        ========      ========      ======

  Loans disbursed to finance the sale of real estate acquired
    through foreclosure                                                 $    107      $    -        $  208
                                                                        ========      ========      ======

  Transfers of loans from held for sale to held for investment
    classification                                                      $  1,755      $    -        $  -
                                                                        ========      ========      ======

  Transfers of mortgage-backed securities from held to maturity
    to available for sale classification                                 $   -        $  2,371      $  -
                                                                        ========      ========      ======

  Unrealized gains (losses) on securities designated
    as available for sale - net of related tax effects                  $     81      $   (282)     $   99
                                                                        ========      ========      ======

  Recognition of mortgage servicing rights in accordance
    with SFAS No. 122                                                   $     20      $     88      $  -
                                                                        ========      ========      ======



The accompanying notes are an integral part of these statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES

    Towne Financial Corporation ("Towne Financial", or the "Corporation") conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Corporation's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Corporation can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    The following is a summary of the significant accounting policies which, with the exception of the policy described in Note A-3, have been consistently applied in the preparation of the accompanying consolidated financial statements.

    1.  Principles of Consolidation
        ---------------------------

    Towne Financial is a unitary savings and loan holding company. Since the date of incorporation, Towne Financial's activities have been limited primarily to holding the common stock of its subsidiary, The Blue Ash Building and Loan Company ("Blue Ash", or the "Company").

    The consolidated financial statements include the accounts of the Corporation and the Company. Condensed financial statements of the Corporation as of June 30, 1997 and 1996 and for the years ended June 30, 1997, 1996 and 1995 are presented in Note L. Future references are made to either the Corporation or the Company as the context requires. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities
        ----------------------------------------------------

    The Corporation accounts for investment securities and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires the classification of certain debt and equity securities as held to maturity, trading or available for sale. SFAS No. 115 also addresses the accounting and reporting for investments in equity securities that have readily determinable fair values (market value) and for all investments in debt securities. Such investments are classified in three categories and accounted for as follows: (i) debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost; (ii) debt and equity securities that are held for current resale are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings, and (iii) debt and equity securities not classified as either securities held to maturity or trading securities are classified as securities available for sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. Under SFAS No. 115, securities that could be sold in the future because of changes in interest rates or other factors are not classified as held to maturity. As required by SFAS No. 115, management determines the appropriate classification of investment securities and mortgage-backed securities at the time of purchase.

    The Corporation's investment securities which are classified as held to maturity are recorded at cost, with any premium or discount amortized or accreted to maturity of the security. It is management's positive intent to hold such securities until maturity, and the Corporation has the ability to hold the securities until maturity. The Corporation's investment securities are comprised solely of U.S. Government agency obligations at June 30, 1997, and U.S. Government agency obligations, municipal obligations and corporate debt securities at June 30, 1996. Amortization and accretion of premiums and discounts on investment securities held to maturity are recorded using the interest method. Gains and losses on the sale of securities are recognized using the specific identification method.

    The Corporation classifies its mortgage-backed securities into two classifications depending on certain underlying characteristics of the securities. Mortgage-backed securities classified as held to maturity are stated at the unpaid principal amount outstanding (cost), adjusted for unamortized premiums and unaccreted discounts. Premiums and discounts are amortized and accreted into operations using the interest method over the estimated average life of the underlying loans collateralizing the securities. The mortgage-backed securities classified as held to maturity are carried at cost, as it is management's intent, and the Corporation has the ability to hold the securities until maturity. In considering the Corporation's ability to hold securities, collateralized mortgage obligations are reviewed for possible regulatory mandated

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities (continued)
        ----------------------------------------------------

    divestiture under existing banking regulations. Mortgage-backed securities classified as available for sale are stated at fair value, with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of shareholders' equity until realized. Mortgage-backed securities classified as available for sale are those that management intends to sell or that would be sold for liquidity purposes, changes in interest rates, prepayment risk and asset/liability management reasons, even if there is not a present intention of such a sale. At June 30, 1997 and 1996, the Corporation's shareholders' equity reflected unrealized losses on securities designated as available for sale, net of applicable tax effects, of $178,000 and $259,000, respectively. Realized gains and losses on the sale of mortgage-backed securities are recognized using the specific identification method.

    Trading account securities are held for resale in anticipation of short-term market movements and are carried at fair value, with unrealized holding gains and losses reflected in earnings. There were no investment securities and mortgage-backed securities designated as trading securities at June 30, 1997 and 1996.

    3.  Mortgage Banking Activities
        ---------------------------

    The Company conducts mortgage banking operations via the sale of certain loans or participating interests in loans in order to generate servicing income and to provide additional funds for lending. Loans held for sale are identified at the point of origination and are carried at the lower of cost or market, determined in the aggregate. Market is determined on the basis of rates quoted in the secondary mortgage market. Net unrealized losses are recognized through a valuation allowance by charges against income. In computing cost, deferred loan origination costs (fees) are added to (deducted from) the principal balances of the related loans. Gains and losses on the sale of loans are based on the carrying amount of the loans sold under the specific identification method.

    During fiscal 1997, the Company transferred approximately $1.8 million in fixed-rate loans from a held for sale to a held for investment classification to better serve its objectives of sustaining loan portfolio growth and improving its overall yield on loans. These loans were valued at the lower of cost or market, determined in the aggregate, at the date of transfer. At June 30, 1997, there were no loans identified as held for sale. At June 30, 1996, loans held for sale were recorded at market, which resulted in a charge to operations in fiscal 1996 for the unrealized loss totaling $52,000.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    3.  Mortgage Banking Activities (continued)
        ---------------------------

    The Company retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. These rates can differ from the loan's contractual interest rate resulting in a "yield differential". In addition to previously deferred loan origination fees and cash gains, gains on sale of loans can represent the present value of the future yield differential less a normal servicing fee, capitalized over the estimated life of the loans sold. Normal servicing fees are determined by reference to the stipulated minimum servicing fee set forth by the government agencies to which the loans are sold. Such servicing fees are representative of the Company's normal servicing costs. The resulting capitalized excess servicing fee is amortized to operations over the life of the loans using the interest method. If prepayments are higher than expected, an immediate charge to operations is made. If prepayments are lower, then the related adjustments are made prospectively.

    In May 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 122, "Accounting for Mortgage Servicing Rights" which requires that the Company recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained allocates some of the cost of the loans to the mortgage servicing rights. SFAS No. 122 eliminates the accounting distinction between servicing rights acquired through purchase transactions and those acquired through loan originations. Pursuant to the provisions of SFAS No. 122, the relative fair value of mortgage servicing rights (normal servicing fee income less applicable servicing costs) is allocated to the cost of loans sold for purposes of determining gain or loss. SFAS No. 122 also requires that an institution allocate the cost of purchasing or originating the mortgage loans between the mortgage servicing rights and the loans when mortgage loans are securitized, if it is practicable to estimate the fair value of mortgage servicing rights. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. In determining fair value, and the amount of impairment, if any, an institution would stratify mortgage servicing rights based on the predominant risk characteristics of the underlying loans serviced, such as loan type, loan size and note rate.

    SFAS No. 122 was to be applied prospectively to fiscal years beginning after December 15, 1995, to transactions in which an institution acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Earlier application of SFAS No. 122 was encouraged in fiscal years or interim periods for which financial statements or information had not been issued. Retroactive application, however, was prohibited. The Corporation adopted SFAS No. 122 effective July 1, 1995. The adoption of SFAS No. 122 increased 1996 pre-tax earnings and net earnings by $88,000 and $58,000, respectively.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    3.  Mortgage Banking Activities (continued)
        ---------------------------

    During the years ended June 30, 1997 and 1996, approximately $20,000 and $88,000 of mortgage servicing rights were capitalized in connection with SFAS No. 122. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income over the estimated life of the servicing portfolio. Amortization expense totaled $8,000 and $5,000 for the years ended June 30, 1997 and 1996. The estimated fair value of capitalized mortgage servicing rights was approximately $93,000 and $88,000 at June 30, 1997 and 1996.

    The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 122, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net present value to an acquirer of the acquired servicing.

    The carrying amount of the mortgage servicing rights is measured for impairment each quarter. If the carrying value of an individual pool exceeds its fair value, a valuation allowance is established. At June 30, 1997, there was a total valuation allowance established for impairment of $2,000. No valuation allowance was recorded at June 30, 1996, as the carrying values of the various pools were less than their respective fair values.

    4.  Loans Receivable
        ----------------

    Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees and costs, the allowance for losses on loans and discounts arising from the reclassification of loans from held for sale to held for investment. Discounts on loans are accreted to operations using the interest method over the average life of the underlying loans.

    Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    5.  Loan Origination and Commitment Fees
        ------------------------------------

    The Company accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Company's experience with similar commitments, are deferred and amortized over the life of the related loan using the interest method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    6.  Allowance for Losses on Loans
        -----------------------------

    It is the Company's policy to provide valuation allowances for estimated losses on loans based on past loss experience, changes in the composition of the loan portfolio, current trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary lending areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value, although collection efforts continue and future recoveries may occur. In providing valuation allowances, costs of holding real estate, including the cost of capital, are considered. Major loans, including development projects, and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 amends SFAS Nos. 5 and 15 to clarify that a creditor should evaluate the collectibility of both contractual interest and contractual principal on all loans when assessing the need for loan loss reserves. In October 1994, the FASB issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," which amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans. SFAS No. 114, as amended by SFAS No. 118 as to certain income recognition provisions and financial statement disclosure requirements, is applicable to all creditors and to all loans that are individually and specifically evaluated for impairment, uncollateralized as well as collateralized, except those loans that are accounted for at fair value or at the lower of cost or fair value. SFAS No. 114 requires that the expected loss of interest income on nonperforming loans be taken into account when calculating loan loss reserves and that specified impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative,

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    6.  Allowance for Losses on Loans (continued)
        -----------------------------

    at the loan's observable market price or fair value of the collateral if the loan is collateral dependent. SFAS No. 114 does not apply to large groups of small balance, homogeneous loans that are collectively evaluated for impairment, leases or debt securities as defined under SFAS No. 115. A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family and multi-family residential loans, home equity lines of credit loans and passbook loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in nonresidential loans, and its evaluation of any impairment thereon, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value. Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time. SFAS No. 114 also requires an institution to account for a troubled debt restructuring involving a modification of terms at fair value as of the date of restructuring. SFAS No. 114 was effective for years beginning after December 15, 1994. The Corporation adopted the Statement effective July 1, 1995, without material effect on consolidated financial condition or results of operations.

    The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as provision for loan losses expense.

    For impairment recognized in accordance with SFAS No. 114, as amended, the entire change in present value of expected cash flows is reported as provision for loan losses expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Interest on impaired loans is reported on the cash basis. Impaired loans are loans that are considered to be permanently impaired in relation to principal or interest based on the original contract. Impaired loans are charged off in the same manner as all loans subject to charge off. At June 30, 1997 and 1996, the Company did not have any loans that would be defined under SFAS No. 114 as impaired.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    7.  Office Premises and Equipment
        -----------------------------

    Office premises and equipment are carried at cost less accumulated depreciation and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred.

    For financial reporting, depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations, principally on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, ten to fifteen years for building improvements, fifteen to twenty years for land improvements and five to ten years for furniture, fixtures and equipment. An accelerated depreciation method is used for tax reporting purposes.

    8.  Real Estate Acquired through Foreclosure
        ----------------------------------------

    Real estate properties acquired through loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. An increase in the loan valuation allowance is recorded for any write down in the loan's carrying value to fair value at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate acquired through foreclosure is carried at the lower of cost or fair value. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value after foreclosure, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred. The specific identification method is used to determine gain or loss on the sale of real estate acquired through foreclosure. There was no real estate acquired through foreclosure at June 30, 1997 and 1996.

    9.  Amortization of Goodwill
        ------------------------

    Goodwill arising from an acquisition is being amortized to operations using the straight-line method over a fifteen year period.

    At June 30, 1997, goodwill consisted of the following:

                                           ORIGINAL             UNAMORTIZED
                                            BALANCE                 BALANCE
                                                    (In thousands)

    Goodwill                                   $504                    $367
                                                ===                     ===

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    9.  Amortization of Goodwill (continued)
        ------------------------

    The approximate scheduled amortization with respect to goodwill is as follows:

                                                                       FUTURE
    FISCAL YEAR ENDING JUNE 30,                                  AMORTIZATION
                                                               (In thousands)

         1998                                                            $ 34
         1999                                                              34
         2000                                                              34
         2001                                                              34
         2002                                                              34
         2003 and years thereafter                                        197
                                                                         ----

                                                                         $367
                                                                         ====

    Management periodically evaluates the carrying value of goodwill in relation to the continuing earnings capacity of the acquired assets and assumed liabilities.

    In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No. 121 provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The Corporation adopted SFAS No. 121 effective July 1, 1996, as required, without material effect on consolidated financial condition or results of operations.

    10.  Federal Income Taxes
         --------------------

    The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current year earnings, carried back against prior years' earnings, offset

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    10.  Federal Income Taxes (continued)
         --------------------

    against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the practice of preparing the federal income tax return on the cash basis of accounting, while the consolidated financial statements are prepared on the accrual basis of accounting, and from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, book and tax bad debt deductions, the general loan loss allowance, capitalized mortgage servicing rights, deferred compensation and gains on the sale of mortgage loans utilizing the net yield method. Additionally, a temporary difference is also recognized for depreciation expense utilizing accelerated methods for federal income tax purposes.

    The Corporation and the Company file a consolidated federal income tax return. There is a tax allocation agreement in effect between the Corporation and the Company.

    11.  Employee Benefits and Retirement Plan
         -------------------------------------

    Coincident with conversion to the stock form of organization, Towne Financial established an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed six months of service and have attained the age of 21. The Corporation recognized expense totaling $28,000, $32,000 and $33,000 related to the ESOP for the years ended June 30, 1997, 1996 and 1995, respectively.

    The Company provides incentive compensation through a discretionary bonus plan to substantially all employees. Bonus compensation is determined annually solely at the discretion of the Board of Directors. The provision for bonus compensation under this plan totaled approximately $109,000, $103,000 and $96,000 for the years ended June 30, 1997, 1996 and 1995, respectively.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    11.  Employee Benefits and Retirement Plan (continued)
         -------------------------------------

    In addition to providing employees with access to a discretionary bonus plan, the Company provides a medical reimbursement plan to all outside directors. The Company's obligation under the medical reimbursement plan is for the payment or reimbursement of qualifying medical care expenses incurred in any plan year by a director up to a maximum amount of $4,000 each per year. Qualifying medical care expenses are defined under the plan as those expenses not covered by the director's primary health plan. Expense under the medical reimbursement plan totaled approximately $5,000, $6,000 and $4,000 for the years ended June 30, 1997, 1996 and 1995, respectively.

    12.  Stock Option and Incentive Plan
         -------------------------------

    The Corporation has a Stock Option and Incentive Plan (the "Plan") that provides for the issuance of 20,000 shares of authorized, but unissued shares of common stock to management and the Board, at an option price of not less than the fair market value of such shares at the date of grant of each option. The Board of Directors granted all of the available options under the Plan within four months upon completion of the Company's conversion to the stock form of organization at an exercise price of $11.50 per share. Each option granted under the Plan is exercisable within a ten year period according to a prescribed schedule. No option is exercisable after the expiration of ten years from the date it is granted. During fiscal 1994, options for 2,500 shares were surrendered, while options for 2,500 shares were reissued at an exercise price of $12.00 per share. During fiscal 1997, 1996 and 1995, options for 500 shares per year were exercised, leaving 18,500 unexercised shares outstanding under the Plan at June 30, 1997.

    On July 1, 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that institutions may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits institutions to continue to account for employee stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Institutions that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair valued-based method of accounting defined in SFAS No. 123 had been applied. Such disclosures are not required for the Corporation since no stock options were granted in fiscal 1997. The Corporation's employee stock option plan is accounted for under APB Opinion No. 25.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    12.  Stock Option and Incentive Plan (continued)
         -------------------------------

    On August 20, 1997, the Board of Directors of the Corporation adopted the Towne Financial Corporation 1997 Stock Option Plan (the "1997 Plan") subject to approval by a majority of the shareholders of the Corporation. The objective of the 1997 Plan is to enable the Corporation to compete successfully in attracting, retaining and providing incentives to the directors, officers and key employees of the Corporation and its subsidiary, thereby encouraging them to acquire a proprietary and vested interest in the growth and performance of the Corporation, and, in general, to generate an increased incentive to contribute to the Corporation's future success and prosperity, thus enhancing the value of the Corporation for the benefit of the shareholders. Pursuant to the 1997 Plan, a maximum of 20,000 shares of common stock will be reserved for issuance by the Corporation upon the granting of options to certain directors, officers and key employees of the Corporation or its subsidiary from time to time under the 1997 Plan. Any shares of common stock issued under the 1997 Plan will be authorized but unissued shares or issued shares which have been reacquired by the Corporation. The Board of Directors has made no determination regarding the granting of options under the 1997 Plan, if it is adopted by the shareholders.

    13.  Earnings Per Share and Dividends Per Share
         ------------------------------------------

    Earnings per common share and common equivalent share was computed by dividing net earnings by the weighted-average number of shares of common stock and common stock equivalents outstanding during each of the three years presented. Earnings per common share and common equivalent share for the years ended June 30, 1997, 1996 and 1995 has been computed based upon 214,344, 207,538 and 207,438 weighted-average shares of common stock and common stock equivalents outstanding, respectively. Exercisable options, attendant to Towne Financial's Stock Option and Incentive Plan, were considered in the computation of earnings per common and common equivalent shares.

    Fully diluted earnings per share was computed assuming exercise of all Towne Financial's outstanding stock options. Fully diluted earnings per share for the years ended June 30, 1997, 1996 and 1995 has been computed based upon 219,106, 207,538 and 207,438 weighted-average shares of common stock and common stock equivalents outstanding, respectively.

    On August 20, 1997, the Board of Directors of the Corporation declared a first ever quarterly cash dividend of $.10 per share to be paid September 30, 1997, to all shareholders of record as of September 15, 1997. A total cash dividend of $21,000 will be paid based on 208,500 outstanding common shares.

    14.  Cash and Cash Equivalents
         -------------------------

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks, federal funds sold and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    15.  Fair Value of Financial Instruments
         -----------------------------------

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Because of the judgment and subjective considerations required in determining appropriate and reasonable assumptions, the derived fair value estimates cannot be substantiated by comparison to independent markets. Further, the amounts which could be realized in immediate settlement of the instrument could vary significantly from the fair value estimate depending upon bulk versus individual settlements or sales as well as other factors. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate net fair value amounts presented do not represent the underlying value of the Corporation.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1997 and 1996:

                  CASH AND CASH EQUIVALENTS: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value due to the frequency of repricing of these items.

                  CERTIFICATES OF DEPOSIT IN OTHER FINANCIAL INSTITUTIONS: The carrying amounts presented in the consolidated statements of financial condition for certificates of deposit in other financial institutions are deemed to approximate fair value.

                  INVESTMENT SECURITIES HELD TO MATURITY, MORTGAGE-BACKED SECURITIES DESIGNATED AS AVAILABLE FOR SALE AND
                  MORTGAGE-BACKED SECURITIES HELD TO MATURITY: For investments and mortgage-backed securities, fair value is deemed to equal the quoted market price or dealer quote.

                  LOANS HELD FOR SALE: For loans designated as held for sale, fair value is determined on the basis of rates quoted in the secondary mortgage market.

                  LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, home equity lines of credit, multi-family residential, nonresidential real estate and land. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    15.  Fair Value of Financial Instruments (continued)
         -----------------------------------

                  flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

                  FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value since a quoted market price is not available on Federal Home Loan Bank stock.

                  DEPOSITS: The fair value of NOW accounts, passbook and club accounts and money market deposits is deemed to approximate the amount payable on demand at June 30, 1997 and 1996. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                  ADVANCES FROM THE FEDERAL HOME LOAN BANK: The fair value of Federal Home Loan Bank advances has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities or, when available, quoted market prices.

                  LOAN OF EMPLOYEE STOCK OWNERSHIP PLAN (ESOP): The fair value of the ESOP loan is deemed to approximate the historical carrying value due to the daily repricing of the loan's interest rate.

                  ESCROW DEPOSITS AND AMOUNTS DUE ON LOANS SERVICED FOR OTHERS:
                  The carrying value of advances by borrowers and amounts due on loans serviced for others is deemed to approximate fair value.

                  COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    15.  Fair Value of Financial Instruments (continued)
         -----------------------------------

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at June 30:

                                                                            1997                            1996
                                                                 CARRYING         FAIR            CARRYING         FAIR
                                                                    VALUE        VALUE               VALUE        VALUE
                                                                                     (In thousands)

    Financial assets:
      Cash and cash equivalents                                   $ 2,715     $  2,715             $ 3,611      $ 3,611
      Certificates of deposit in other financial institutions         466          466                  98           98
      Investment securities held to maturity                        1,399        1,399               1,300        1,282
      Mortgage-backed securities designated as available
        for sale                                                   15,269       15,269              15,680       15,680
      Mortgage-backed securities held to maturity                  11,463       11,267              11,948       11,673
      Loans held for sale                                              -            -                1,894        1,894
      Loans receivable - net                                       66,817       68,625              53,177       54,635
      Federal Home Loan Bank stock                                    742          742                 692          692
                                                                  -------     --------             -------      -------

                                                                  $98,871     $100,483             $88,400      $89,565
                                                                  =======     ========             =======      =======

    Financial liabilities:
      Deposits                                                    $81,794     $ 81,838             $75,618      $75,714
      Advances from the Federal Home Loan Bank                     12,000       11,840               8,424        8,199
      Loan of Employee Stock Ownership Plan                            60           60                  89           89
      Advances by borrowers and amounts due on loans
        serviced for others                                           628          628                 569          569
                                                                  -------     --------             -------      -------

                                                                  $94,482     $ 94,366             $84,700      $84,571
                                                                  =======     ========             =======      =======

    Off-balance sheet commitments:
      Commitments to extend credit (notional amount of
        $3,849 and $1,673 at June 30, 1997 and 1996)              $    -      $  3,884             $    -       $ 1,700
                                                                  =======     ========             =======      =======

    16.  Reclassifications
         -----------------

    Certain prior year amounts have been reclassified to conform to the June 30, 1997 consolidated financial statement presentation.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

    The carrying values and estimated fair values of investment securities at June 30 are summarized as follows:

                                                                            1997                         1996
                                                                               ESTIMATED                      ESTIMATED
                                                                 CARRYING           FAIR        CARRYING           FAIR
                                                                    VALUE          VALUE           VALUE          VALUE
                                                                                     (In thousands)
    HELD TO MATURITY:
      U. S. Government agency obligations                          $1,399         $1,399          $1,000         $  983
      Corporate debt securities                                        -              -              200            199
      Municipal obligations                                            -              -              100            100
                                                                    -----          -----           -----          -----

                                                                   $1,399         $1,399          $1,300         $1,282
                                                                    =====          =====           =====          =====

    At June 30, 1997, the Corporation's estimated fair value of investment securities held to maturity was equal to the cost carrying value, consisting of gross unrealized gains of $5,000 and gross unrealized losses of $5,000. At June 30, 1996, the Corporation's estimated fair value of investment securities held to maturity was $18,000 below the cost carrying value, consisting of gross unrealized gains of $1,000 and gross unrealized losses of $19,000.

    The amortized cost and estimated fair value of investment securities at June 30, 1997, by term to maturity, are shown below. Expected maturities on certain U.S. Government agency obligations may differ from contractual maturities because the issuer may have the right to call the obligations without prepayment penalties.

                                                                           ESTIMATED
                                                        AMORTIZED               FAIR
                                                             COST              VALUE
                                                                  (In thousands)
    HELD TO MATURITY:
      Due within five years or less                        $  500             $  501
      Due after five years through ten years                  699                700
      Due after ten years                                     200                198
                                                            -----              -----

                                                           $1,399             $1,399
                                                            =====              =====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          June 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 1997 and 1996 (including those designated as available for sale) are shown below.

                                                                          1997
                                                                   GROSS          GROSS     ESTIMATED
                                                  AMORTIZED   UNREALIZED     UNREALIZED          FAIR
                                                       COST        GAINS         LOSSES         VALUE
                                                                   (In thousands)
MORTGAGE-BACKED SECURITIES HELD TO MATURITY:
  Federal Home Loan Mortgage Corporation
    Participation certificates                     $  1,106     $      9      $     (4)     $  1,111
    Collateralized mortgage obligations               3,987          -             (57)        3,930
  Federal National Mortgage Association
    Participation certificates                          854            5            (6)          853
    Collateralized mortgage obligations               4,173           14          (141)        4,046
  Government National Mortgage Association
    Collateralized mortgage obligations                  80            1           -              81
  Small Business Administration
    Participation certificates                        1,046            1            (9)        1,038
  Residential Funding Corporation
    Collateralized mortgage obligations                 189          -              (9)          180
  Salomon Brothers, Inc.
    Collateralized mortgage obligations                  28          -             -              28
                                                   --------     --------      --------      --------

                                                   $ 11,463     $     30      $   (226)     $ 11,267
                                                   ========     ========      ========      ========

MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE:
  Federal Home Loan Mortgage Corporation
    Participation certificates                     $  1,881     $     11      $    (27)     $  1,865
    Collateralized mortgage obligations               2,363          -             (24)        2,339
  Federal National Mortgage Association
    Participation certificates                          679            8            (7)          680
    Collateralized mortgage obligations               9,504           13          (245)        9,272
  Santa Barbara Savings and Loan
    REMIC participation certificates                    737          -              (6)          731
  The Prudential Home Mortgage Securities
    Company, Inc.
      Collateralized mortgage obligations               374            8           -             382
                                                   --------     --------      --------      --------

                                                   $ 15,538     $     40      $   (309)     $ 15,269
                                                   ========     ========      ========      ========

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

                                                                          1996
                                                                   GROSS         GROSS     ESTIMATED
                                                  AMORTIZED   UNREALIZED    UNREALIZED          FAIR
                                                       COST        GAINS        LOSSES         VALUE
                                                                      (In thousands)
MORTGAGE-BACKED SECURITIES HELD TO MATURITY:
  Federal Home Loan Mortgage Corporation
    Participation certificates                     $  1,286     $      8      $     (7)     $  1,287
    Collateralized mortgage obligations               3,986          -             (94)        3,892
  Federal National Mortgage Association
    Participation certificates                          909            2            (5)          906
    Collateralized mortgage obligations               4,293            3          (170)        4,126
  Government National Mortgage Association
    Collateralized mortgage obligations                 126          -              (1)          125
  Small Business Administration
    Participation certificates                        1,119            3            (5)        1,117
  Residential Funding Corporation
    Collateralized mortgage obligations                 189          -              (9)          180
  Salomon Brothers, Inc.
    Collateralized mortgage obligations                  40          -             -              40
                                                   --------     --------      --------      --------

                                                   $ 11,948     $     16      $   (291)     $ 11,673
                                                   ========     ========      ========      ========

MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE:
  Federal Home Loan Mortgage Corporation
    Participation certificates                     $  1,773     $      7      $    (25)     $  1,755
    Collateralized mortgage obligations               2,793            8           (65)        2,736
  Federal National Mortgage Association
    Participation certificates                        1,805           16           (10)        1,811
    Collateralized mortgage obligations               8,392          -            (322)        8,070
  Santa Barbara Savings and Loan
    REMIC participation certificates                    937          -              (3)          934
  The Prudential Home Mortgage Securities
    Company, Inc.
      Collateralized mortgage obligations               373            1           -             374
                                                   --------     --------      --------      --------

                                                   $ 16,073     $     32      $   (425)     $ 15,680
                                                   ========     ========      ========      ========

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

    The carrying values of mortgage-backed securities at June 30, 1997, including those designated as available for sale, are shown below by contractual terms to maturity. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                   CARRYING
                                                                      VALUE
                                                             (In thousands)

    MORTGAGE-BACKED SECURITIES HELD TO MATURITY:
      Due within one year                                           $ 1,165
      Due after one year through three years                          1,417
      Due after three years through five years                          519
      Due after five years through ten years                          1,185
      Due after ten years through twenty years                        5,714
      Due after twenty years                                          1,463
                                                                    -------

                                                                    $11,463
                                                                    =======

    MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE:
      Due within one year                                           $   146
      Due after one year through three years                            219
      Due after three years through five years                          214
      Due after five years through ten years                            534
      Due after ten years through twenty years                        8,567
      Due after twenty years                                          5,589
                                                                    -------

                                                                    $15,269
                                                                    =======

    Proceeds from the sale of mortgage-backed securities designated as available for sale during the years ended June 30, 1997, 1996 and 1995 totaled $1.1 million, $10.8 million and $861,000, respectively, resulting in gross realized gains of $14,000 and $175,000 during the years ended June 30, 1997 and 1996 and gross realized losses of $26,000 and $2,000 during the years ended June 30, 1996 and 1995.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          June 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

    In December 1995, a one-time reassessment of the Corporation's mortgage-backed securities designated as held to maturity was undertaken, as permitted by the FASB's "Special Report" related to implementation of SFAS No. 115. This special report allowed the Corporation to reclassify any of its securities, including held to maturity debt securities, without calling into question the intent of the Corporation to hold debt securities to maturity in the future. Any transfers from the held to maturity category to an available for sale classification resulted in unrealized gains or losses being recognized as a separate component of shareholders' equity, net of related tax effects. This special one-time reassessment had to occur all at once within a forty-five day period ending December 31, 1995. In connection with this special report, management elected to restructure the Corporation's securities portfolio, and transferred mortgage-backed securities held to maturity with an amortized cost of $2.4 million to mortgage-backed securities designated as available for sale in order to permit more responsiveness to changes in interest rates and other balance sheet management factors. At the date of transfer, December 21, 1995, the mortgage-backed securities transferred from a held to maturity classification had net unrealized market losses of $36,000.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is summarized as follows:

                                              1997          1996
                                                (In thousands)
    Residential real estate
      One-to-four family residential      $ 49,549      $ 35,692
      Home equity lines of credit            2,699         2,220
      Multi-family residential               3,009         2,933
      Construction                           2,277         2,512
    Nonresidential real estate              10,437        11,561
    Land                                       631           884
    Deposit account                            250            96
    Consumer and other                           3             8
                                          --------      --------
                                            68,855        55,906
    Less:
      Undisbursed portion of loans in
        process                             (1,632)       (2,341)
      Deferred loan origination fees          (162)         (157)
      Allowance for loan losses               (244)         (231)
                                          --------      --------

                                          $ 66,817      $ 53,177
                                          ========      ========

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE C - LOANS RECEIVABLE (continued)

    As depicted above, the Company's lending efforts have historically focused on one-to-four family residential and multi-family residential real estate loans, which comprise approximately $55.7 million, or 83% of the total loan portfolio at June 30, 1997 and approximately $41.8 million, or 79% of the total loan portfolio at June 30, 1996. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with more than adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

    As discussed previously, the Company has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $41.6 million, $47.6 million and $48.2 million at June 30, 1997, 1996 and 1995, respectively. During fiscal 1995, the Company repurchased approximately $702,000 in remaining whole loans originally sold in the secondary market.

    In the ordinary course of business, the Company has made loans to some of its directors, officers and their related business interests. All related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans outstanding to officers and directors was approximately $3,000, $8,000 and $12,000 at June 30, 1997, 1996 and 1995, respectively. During the year ended June 30, 1997, there were no loans disbursed to officers and directors, while principal repayments of $5,000 were received from officers and directors.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                    1997        1996       1995
                                          (In thousands)

    Balance at beginning of year   $ 231       $ 220      $ 220
    Provision for losses on loans     18          11        -
    Charge-off of loans               (5)        -          -
                                   -----       -----      -----

    Balance at end of year         $ 244       $ 231      $ 220
                                   =====       =====      =====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

    At June 30, 1997, the Company's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    At June 30, 1997, 1996 and 1995, the Company had nonaccrual and non-performing loans totaling $403,000, $675,000 and $302,000, respectively. Interest income which would have been recognized if such nonaccrual loans had performed pursuant to contractual terms totaled approximately $1,000 and $4,000 for the years ended June 30, 1997 and 1996. The Company incurred no loss of interest income due to nonaccrual loans for the year ended June 30, 1995.

    The Company had no loans designated as impaired as described in SFAS No. 114 at June 30, 1997 and 1996, nor were any loans so designated during the years ended June 30, 1997 and 1996.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 are comprised of the following:

                                                         1997          1996
                                                         (In thousands)

    Office buildings and improvements                 $ 1,884       $ 1,877
    Furniture, fixtures and equipment                     909           837
                                                      -------       -------
                                                        2,793         2,714
    Less accumulated depreciation and amortization     (1,014)         (861)
                                                      -------       -------
                                                        1,779         1,853

    Land                                                  556           555
                                                      -------       -------

                                                      $ 2,335       $ 2,408
                                                      =======       =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at June 30:

    DEPOSIT TYPE AND WEIGHTED-
    AVERAGE INTEREST RATE                                              1997                       1996
                                                               AMOUNT     %                 AMOUNT      %
                                                                          (Dollars in thousands)
    Passbook and club accounts
      1997 - 2.78%                                           $  8,088       9.9%
      1996 - 2.78%                                                                        $  8,398       11.1%
    NOW accounts, including noninterest-
      bearing deposits of $1,514 in 1997
      and $402 in 1996
      1997 - 2.06%                                              4,228       5.2
      1996 - 2.12%                                                                           3,148        4.2
    Money market deposit accounts
      1997 - 3.10%                                              6,966       8.5
      1996 - 3.18%                                                                           7,438        9.8
                                                               ------     -----             ------      -----

    Total demand, transaction and passbook deposits            19,282      23.6             18,984       25.1

    Certificates of deposit
      Original maturities of
        Less than 12 months
          1997 - 5.60%                                         12,711      15.6
          1996 - 5.14%                                                                      10,723       14.2
        12 months
          1997 - 5.75%                                          8,832      10.8
          1996 - 5.49%                                                                      12,501       16.5
        15 months
          1997 - 5.88%                                         20,934      25.6
          1996 - 5.65%                                                                      10,211       13.5
        18 months
          1997 - 5.62%                                          1,972       2.4
          1996 - 6.42%                                                                       4,621        6.1
        24 months
          1997 - 5.77%                                          4,095       5.0
          1996 - 6.14%                                                                       6,017        8.0
        30 months
          1997 - 6.06%                                          1,745       2.1
          1996 - 5.93%                                                                       1,899        2.5
        35 months
          1997 - 5.93%                                          1,177       1.4
          1996 - 5.58%                                                                         176        0.2
        48 months
          1997 - 5.82%                                            316       0.4
          1996 - 5.65%                                                                         489        0.7
        60 months
          1997 - 5.62%                                          1,706       2.1
          1996 - 5.62%                                                                       1,695        2.2
    Individual retirement accounts
          1997 - 5.96%                                          9,024      11.0
          1996 - 5.85%                                                                       8,302       11.0
                                                               ------     -----             ------      -----

    Total certificates of deposit                              62,512      76.4             56,634       74.9
                                                               ------     -----             ------      -----

    Total deposits                                            $81,794     100.0%           $75,618      100.0%
                                                               ======     =====             ======      =====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE F - DEPOSITS (continued)

    The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $6.3 million and $5.7 million at June 30, 1997 and 1996, respectively. Deposit amounts within individual deposit accounts exceeding $100,000 are not federally insured.

    During fiscal 1997 and 1996, the Company received and accepted brokered deposits, which amounted to $4.8 million, or 5.9% of total deposits at June 30, 1997 and $695,000, or 0.9% of total deposits at June 30, 1996.

    Interest expense on deposit accounts for the years ended June 30 is summarized as follows:

                                    1997        1996        1995
                                            (In thousands)

Passbook and club accounts         $  228      $  245      $  250
NOW accounts                           66          62          78
Money market deposit accounts         227         254         322
Certificates of deposit             3,271       2,875       1,585
                                   ------      ------      ------

                                   $3,792      $3,436      $2,235
                                   ======      ======      ======

    Maturities of outstanding certificates of deposit are summarized as follows at June 30:

                                                 1997        1996
                                                 (In thousands)

    Less than three months                    $11,309     $11,892
    Three months to six months                 12,536      12,790
    Six months to one year                     25,026      18,026
    One to two years                            8,921       8,955
    Two to three years                          3,410       2,081
    Three to four years                         1,119       1,551
    Over four years                               191       1,339
                                              -------     -------

                                              $62,512     $56,634
                                              =======     =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 1997 by pledges of certain residential mortgage loans totaling $18.0 million, and the Company's investment in Federal Home Loan Bank stock are summarized as follows at June 30:

    INTEREST                          MATURING IN FISCAL
    RATE                              YEAR ENDING IN                 1997           1996
                                                                        (In thousands)

    5.55% - 5.75%                             1998                $ 5,326         $2,500
    5.80%                                     2001                  2,600          2,600
    6.20% - 8.05%                             2002                    828             78
    6.50%                                     2003                  2,500          2,500
    7.85% - 8.30%                             2005                    740            740
    8.10%                                     2006                      6              6
                                                                  -------         ------

                                                                  $12,000         $8,424
                                                                  =======         ======
    Weighted-average interest rate                                   6.05%          6.16%
                                                                     ====           ====


NOTE H - LOAN OF EMPLOYEE STOCK OWNERSHIP PLAN

    As discussed previously in Note A-11, the Corporation established an ESOP which initially acquired 20,700 shares of common stock in the conversion offering. In order to fund the acquisition of stock, the ESOP borrowed $207,000 from an independent third-party lender, payable over a seven year period. The sole security for the loan is the acquired stock and, while neither the Company nor the Corporation have guaranteed the loan, future contributions to retire the loan will be paid to the ESOP from current or retained earnings. Accordingly, the Corporation has deducted the remaining unpaid amount of the loan of the ESOP from shareholders' equity with the corresponding future payments reflected as a liability. At June 30, 1997, the ESOP held 20,264 shares of the Corporation's common stock, of which approximately 6,512 shares had not been allocated to participants as of that date.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          June 30, 1997, 1996 and 1995


NOTE I - FEDERAL INCOME TAXES

    The provision for federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended June 30 as follows:

                                                                                         1997         1996         1995
                                                                                                 (In thousands)

    Federal income taxes computed at the statutory rate                                  $192         $274         $211
    Increase (decrease) in taxes resulting from:
      Amortization of goodwill                                                             11           11           11
      Tax-exempt interest                                                                  (1)          (1)          (3)
      Exercise of nonqualified stock options                                               (2)          -            -
      Other                                                                                 1           -            10
                                                                                          ---          ---          ---

         Federal income tax provision per consolidated
           financial statements                                                          $201         $284         $229
                                                                                          ===          ===          ===

    Deferred federal income tax expense results from temporary differences between the financial reporting and tax basis of assets and liabilities. A reconciliation of the sources of the Corporation's temporary differences at the statutory corporate tax rate to the amount of deferred federal income tax expense is as follows for the years ended June 30:

                                                                                         1997         1996         1995
                                                                                                 (In thousands)
    EFFECT OF TEMPORARY DIFFERENCES AT STATUTORY CORPORATE TAX RATE:
      Loan origination fees deferred for financial reporting
        but recognized currently for tax purposes                                       $  30        $  28        $  28
      Federal Home Loan Bank stock dividends - net of redemptions                          17           16           24
      Differences between book and tax depreciation                                         6           16           29
      Effect of change from cash to accrual method for tax purposes                        (1)         (18)         (31)
      Capitalized interest                                                                 -            -             1
      Deferred compensation, accrued for financial reporting, deductible
        for tax purposes when paid                                                         (3)         (18)          -
      Capitalized mortgage servicing rights                                                 4           28           -
      Unrealized gains and losses on loans held for sale                                   (9)          10           (1)
      General loan losses, deductible for financial reporting,
        recognized when finalized for tax purposes                                         (6)          (2)          -
      Percentage of earnings bad debt deduction                                            -            14           21
                                                                                         ----         ----         ----

         Deferred federal income tax expense per
           consolidated financial statements                                            $  38        $  74        $  71
                                                                                         ====         ====         ====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE I - FEDERAL INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax liability at June 30 is as follows:

    TAXES (PAYABLE) REFUNDABLE ON TEMPORARY                                                1997           1996
    DIFFERENCES AT STATUTORY CORPORATE TAX RATE:                                               (In thousands)

    Deferred tax liabilities:
      Federal Home Loan Bank stock dividends                                              $(122)         $(105)
      Deferred loan origination costs                                                       (19)            -
      Book/tax depreciation differences                                                    (117)          (111)
      Capitalized interest                                                                   (1)            (1)
      Deferred premium on loans sold                                                         (1)            (1)
      Capitalized mortgage servicing rights                                                 (32)           (28)
      Cash vs. accrual basis of accounting                                                   -              (1)
      Unrealized losses on loans held for sale                                               -              (9)
      Percentage of earnings bad debt deduction                                            (165)          (165)
                                                                                           ----           ----
         Total deferred tax liabilities                                                    (457)          (421)

    Deferred tax assets:
      Deferred loan origination fees                                                         -              11
      Deferred compensation                                                                  20             17
      Unrealized losses on securities designated as
        available for sale                                                                   91            134
      General loan loss allowance                                                            83             77
                                                                                           ----           ----
         Total deferred tax assets                                                          194            239
                                                                                           ----           ----

         Net deferred tax liability                                                       $(263)         $(182)
                                                                                           ====           ====

    The Company was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. The cumulative tax bad debt reserve in excess of book allowance for loan losses for which a tax liability had not been recorded totaled approximately $1.1 million at June 30, 1997. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $377,000 at June 30, 1997.

    Legislation repealing the percentage of earnings bad debt reserve provisions of the Internal Revenue Code previously applicable to qualifying thrift institutions was enacted into law on August 20, 1996. The legislation, which is part of The Small Business Job Protection Act of 1996 (the "Jobs Act"), requires all thrift institutions to pay tax on or recapture their excess bad debt reserves accumulated since 1988. The legislation substantially equalizes the taxation of banks and thrift institutions, but it protects thrifts from taxes on bad debt reserves established prior to 1988. Under the law in effect prior to the enactment of the Jobs Act, a thrift institution annually could elect to deduct bad debts under either (i) the percentage of taxable

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE I - FEDERAL INCOME TAXES (continued)

    income method applicable only to thrift institutions, or (ii) the experience method that was also available to small banks. For tax years beginning before July 1, 1996, the Company used the percentage of taxable income method because that method provided a higher bad debt deduction than the experience method. The Jobs Act eliminates the percentage of taxable income method for deducting bad debt reserves for all thrifts for tax years beginning after December 31, 1995 (July 1, 1996, as to the Corporation). All thrifts are required to recapture or pay tax on all or a portion of their bad debt reserves added since the base year (i.e., the last taxable year beginning before January 1, 1988). The amount of reserves to be recaptured is dependent upon whether or not an institution is a "large institution" (i.e., assets exceed $500 million) under the bad debt rules for commercial banks. Large institutions have to switch to the specific charge-off method. Institutions with assets of $500 million or less, such as the Company, are permitted to use the experience method to compute their bad debt deduction.

    An institution is required to recapture the excess of its bad debt reserves over the balance of the bad debt reserves outstanding at the end of the base year ratably over a six year period beginning with the first taxable year after December 31, 1995. Institutions can postpone the payment of these taxes for up to two years if they meet a residential loan requirement during tax years beginning before January 1, 1998. Generally, to meet the residential loan requirement, an institution's mortgage lending activity must equal or exceed its average mortgage lending activity for the six taxable years preceding 1996, adjusted for inflation.

    SFAS No. 109 requires thrift institutions to maintain a deferred tax liability for the excess of the bad debt reserves at year end over the bad debt reserves outstanding at the end of the base year. As a result, there will be no impact on the Corporation's provision for federal income taxes resulting from the recapture of the excess reserves. As the tax on the recapture is paid, the Corporation will reduce its deferred tax liability accordingly. For the Corporation, this excess bad debt reserve amounts to approximately $486,000 at June 30, 1997. The approximate amount of the deferred tax liability relating to the excess cumulative bad debt reserve is $165,000 at June 30, 1997. This amount will have to be ratably paid out over a six year period beginning most likely in fiscal 1999, as the Corporation is expected to meet the residential loan requirement so as to exclude itself from recapturing its excess bad debt reserves in fiscal 1997 and 1998.

    The repeal of the thrift bad debt reserve provisions also means that the merger of a thrift into a commercial bank will not trigger the recapture of the base year reserve. As a result, it will no longer be necessary to recognize additional financial statement income tax expense related to the recapture of the base year reserve. Recapture of pre-1988 reserves resulting from certain distributions, such as dividends and stock repurchases, or because an institution ceases to qualify as a bank, are not exempt under the new legislation.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES

    The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance sheet instruments.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In extending commitments, the Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as collateral.

    At June 30, 1997, the Company had total outstanding commitments of approximately $1.6 million to originate residential one-to-four family real estate loans on the basis of at least an 80% loan-to-value ratio, of which $400,000 were comprised of adjustable-rate loans at interest rates of 9.50%, and $1.2 million were comprised of fixed-rate loans at interest rates ranging from 7.63% to 9.50%. The Company also had total outstanding commitments of approximately $2.3 million to originate nonresidential real estate loans on the basis of at least an 80% loan-to-value ratio. Such commitments consisted solely of one adjustable-rate loan, secured by a wedding reception and banquet facility, at an interest rate of 9.25%, of which $1.3 million of the loan was committed to be sold on a participating basis to another financial institution at June 30, 1997, due to loans-to-one borrower limitations. Additionally, the Company had unused lines of credit under home equity loans of approximately $2.3 million at June 30, 1997 and unused collateralized lines of credit secured by nonresidential real estate of $69,000. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1997, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

    The Company has a $5.0 million line of credit facility with the Federal Home Loan Bank of Cincinnati, which the Company entered into during fiscal 1997. There was $800,000 outstanding under such facility at June 30, 1997.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

    The Company was committed under a data processing services agreement in the aggregate amount of approximately $93,000 at June 30, 1997. The future minimum annual payments expected to be incurred under the contract are as follows:

    YEAR ENDING JUNE 30,                                  (In thousands)

             1998                                                    $93
                                                                      ==

    At June 30, 1997, the Company was also committed under a master data processing agreement with Midwest Payment Systems ("MPS") primarily to be a member of the "Jeanie" network in order to provide electronic banking services to its customers via automatic teller machines ("ATMs"). During fiscal 1997, the Company amended its original agreement with MPS by extending the initial five year term of the contract by an additional five years in lieu of certain cost concessions by MPS. The future minimum annual payments expected to be incurred under the contract are as follows:

    YEAR ENDING JUNE 30,                                  (In thousands)

             1998                                                   $ 24
             1999                                                     25
             2000                                                     25
             2001                                                     25
             2002                                                     25
             2003 and years thereafter                                48
                                                                    ----

             Total future minimum payments expected                 $172
                                                                    ====

    Additionally, the Company was committed under a financial institution venture agreement with MPS at June 30, 1997. Under the agreement, MPS and the Company agree to cooperatively provide for the placement and operation of ATMs at certain of the Company's office locations. In accordance with the original terms of the agreement, all revenues generated and expenses incurred in operating the ATMs were shared equally between MPS and the Company. During fiscal 1997, however, the venture agreement between MPS and the Company was amended to extend the initial five year term an additional two years and for both parties to share equally in the monthly net profits of the joint venture over the first $100, which must first be paid to MPS. In lieu of these changes in the agreement, the Company was given certain cost concessions regarding installation costs of the ATMs. The amended term of this venture agreement is for seven years and expires in fiscal 2003.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE K - SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL

    The Company is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on its financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets as of June 30, 1997. In computing risk-weighted assets, the Company multiplies the value of each asset on its statement of financial condition by a defined risk-weighted factor, e.g. , one-to-four family residential loans carry a risk-weighted factor of 50%.

    The OTS has proposed an amendment to the core capital requirement that would increase the minimum requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Company's excess regulatory capital position if the proposal is adopted in its present form.

    As of June 30, 1997, management believes that the Company met all capital adequacy requirements to which it is subject.


                                                           AS OF JUNE 30, 1997


                                                                FOR CAPITAL
                        ACTUAL                                ADEQUACY PURPOSES
                    -------------       -------------------------------------------------------------------
                    AMOUNT  RATIO                   AMOUNT                          RATIO
                                                            (Dollars in thousands)

Tangible Capital    $7,437   7.3%       greater than or equal to $1,537     greater than or equal to 1.5%

Core Capital        $7,437   7.3%       greater than or equal to $3,074     greater than or equal to 3.0%

Risk-based Capital  $7,681  14.8%       greater than or equal to $4,138     greater than or equal to 8.0%


                                                    TO BE "WELL-
                                                CAPITALIZED" UNDER
                                                 PROMPT CORRECTIVE
                                                 ACTION PROVISIONS
                         --------------------------------------------------------------------
                                    AMOUNT                                RATIO

Tangible Capital         greater than or equal to $5,123     greater than or equal to   5.0%

Core Capital             greater than or equal to $6,148     greater than or equal to   6.0%

Risk-based Capital       greater than or equal to $5,173     greater than or equal to  10.0%

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          June 30, 1997, 1996 and 1995


NOTE K - SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL (continued)

    The Company's management believes that, under the current regulatory capital regulations, the Company will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in the Company's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

    The deposit accounts of the Company and of other savings associations are insured by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC in the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. Both the SAIF and the BIF are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee. This premium disparity had a negative competitive impact on the Company and other institutions in the SAIF.

    The underfunded status of the SAIF had resulted in the introduction of federal legislation intended to, among other things, recapitalize the SAIF and address the resulting premium disparity. On September 30, 1996, legislation containing provisions for (i) recapitalizing the SAIF, (ii) providing for the eventual merger of the SAIF with the BIF and (iii) reallocating payment of the annual $780 million Financing Corporation ("FICO") bond obligation was enacted into law. These provisions, entitled the Deposit Insurance Funds Act of 1996 ("DIFA"), imposed a one-time special assessment on institutions holding SAIF deposits at March 31, 1995. The special assessment was imposed to capitalize the SAIF up the statutorily prescribed 1.25% designated reserve ratio and was determined at 65.7 basis points per $100 of insured deposits. Beginning January 1, 1997, SAIF members were to have the same risk-based regular assessment schedule as BIF members
    - 0 to 27 basis points. Thus, for most well-capitalized institutions like the Company, there has been no regular insurance premium assessed at the present time. However, the enacted legislation does include a formula for sharing payment in the FICO obligation between members of the BIF and the SAIF. From January 1, 1997 until December 31, 1999 under the formula, the FICO assessment rate for BIF-insured institutions is approximately 1/5th of the FICO assessment rate for SAIF-insured institutions. Thus, in addition to the regular deposit insurance assessment (if any), BIF-insured institutions are assessed approximately $.013 per $100 in deposits per year to cover the annual FICO payments while SAIF-insured institutions are assessed approximately $.064 per $100 in deposits per year to cover the annual FICO payments. Starting in the year 2000 until the FICO bonds are retired in 2019, banks and thrifts will pay the FICO assessment on a pro rata basis which is estimated to be about 2.4 basis points per $100 of insured deposits for all institutions. Finally, the legislation provides for the BIF and the recapitalized SAIF to be merged on January 1, 1999 into a new Deposit Insurance Fund ("DIF"), provided that no insured depository institution is a savings association on that date.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE K - SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL (continued)

    The special assessment was payable to the FDIC on November 27, 1996, and because the legislation was signed into law on September 30, the special assessment was recorded on the Corporation's books as an expense on September 30, 1996. The Company had $55.8 million in deposits at March 31, 1995. With the special assessment at 65.7 basis points per $100 of insured deposits, the Company was required to pay $366,000 on a pre-tax basis. This assessment was tax deductible, and it reduced net earnings and capital by $242,000 for the year ended June 30, 1997. With the passage of this legislation, the annual SAIF premiums are expected to be reduced by approximately $83,000 after consideration of the tax effects. By the year 2000, the one-time special assessment is expected to be made up through the reduction of SAIF premiums. While the one-time special assessment had a significant impact on fiscal 1997 earnings, the resulting lower annual premiums will benefit future years' earnings.

NOTE L - CONDENSED FINANCIAL STATEMENTS OF TOWNE FINANCIAL
  CORPORATION

    The following condensed financial statements summarize the financial position of Towne Financial Corporation as of June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years ended June 30, 1997, 1996 and 1995.

                           Towne Financial Corporation
                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)

             ASSETS                                             1997          1996

    Cash                                                     $    13       $    32
    Investment in The Blue Ash Building and
      Loan Company                                             7,630         7,113
    Organizational costs - net of amortization                   -               4
    Prepaid expenses and other assets                             13            59
                                                             -------       -------

         Total assets                                        $ 7,656       $ 7,208
                                                             =======       =======

         LIABILITIES AND SHAREHOLDERS' EQUITY

    Accounts payable and other liabilities                   $    18       $    51

    Shareholders' equity
      Common shares                                              209           208
      Additional paid-in capital                               4,966         4,961
      Retained earnings                                        2,701         2,336
      Less required contributions for shares acquired
        by ESOP                                                  (60)          (89)
      Unrealized losses on securities designated as
        available for sale - net of related tax effects         (178)         (259)
                                                             -------       -------

         Total shareholders' equity                            7,638         7,157
                                                             -------       -------

         Total liabilities and shareholders' equity          $ 7,656       $ 7,208
                                                             =======       =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          June 30, 1997, 1996 and 1995


NOTE L - CONDENSED FINANCIAL STATEMENTS OF TOWNE FINANCIAL
  CORPORATION (continued)

                           Towne Financial Corporation
                             STATEMENTS OF EARNINGS
                               Year ended June 30,
                                 (In thousands)

                                                       1997        1996        1995
Revenue
  Dividends received from subsidiary                  $-          $  56       $-
  Equity in undistributed earnings of subsidiary        407         492         425
                                                      -----       -----       -----

     Total revenue                                      407         548         425

Expenses
  Management fees                                        12          12          12
  Amortization of organizational costs                    4           5           4
  Other operating                                        51          63          29
                                                      -----       -----       -----

     Total expenses                                      67          80          45
                                                      -----       -----       -----

     Net earnings before tax credits                    340         468         380

Federal income tax credits                              (25)        (53)        (11)
                                                      -----       -----       -----

     Net earnings                                     $ 365       $ 521       $ 391
                                                      =====       =====       =====

                           Towne Financial Corporation
                            STATEMENTS OF CASH FLOWS
                              Years ended June 30,
                                 (In thousands)

                                                                1997        1996        1995

Cash flows provided by (used in) operating activities:
  Net earnings for the year                                    $ 365       $ 521       $ 391
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Undistributed earnings of subsidiary                        (407)       (492)       (425)
    Amortization of organizational costs                           4           5           4
    Increases (decreases) in cash due to changes in:
      Prepaid expenses and other assets                           46         (59)         (6)
      Accounts payable and other liabilities                     (33)         47           1
                                                               -----       -----       -----
      Net cash provided by (used in) operating activities        (25)         22         (35)

Cash flows provided by financing activities:
  Proceeds from the exercise of stock options                      6           6           6
                                                               -----       -----       -----

Net increase (decrease) in cash and cash equivalents             (19)         28         (29)

Cash and cash equivalents at beginning of year                    32           4          33
                                                               -----       -----       -----

Cash and cash equivalents at end of year                       $  13       $  32       $   4
                                                               =====       =====       =====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE L - CONDENSED FINANCIAL STATEMENTS OF TOWNE FINANCIAL
  CORPORATION (continued)

    The Corporation's activities during fiscal 1997, 1996 and 1995 were solely limited to holding the Company's stock. There was no payment of dividends to the shareholders during fiscal 1997, 1996 and 1995. As previously discussed in Note A-13, the Board of Directors of the Corporation declared on August 20, 1997, a first ever quarterly cash dividend of $.10 per share to be paid September 30, 1997, to all shareholders of record as of September 15, 1997.

    As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of organization, the Company agreed to limit the amount of dividends payable to the Corporation. Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Company had the ability to pay dividends of approximately $2.1 million to the Corporation at June 30, 1997.


NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's consolidated quarterly results for the years ended June 30, 1997 and 1996. Certain amounts, as previously reported, have been reclassified to conform to the 1997 presentation.

                                                                FOR THE THREE MONTH PERIODS ENDED
                                                      SEPTEMBER 30,  DECEMBER 31,    MARCH 31,     JUNE 30,
                                                               1996          1996         1997         1997
                                                                (In thousands, except for share data)

     Total interest income                                  $ 1,714       $ 1,778      $ 1,805      $ 1,895
     Total interest expense                                   1,079         1,101        1,112        1,169
                                                            -------       -------      -------      -------
         Net interest income                                    635           677          693          726

     Provision for losses on loans                                5             4            4            5
     Other income                                                68            64           40           40
     General, administrative and other expense                  864           495          485          515
                                                            -------       -------      -------      -------
         Earnings (loss) before income taxes (credits)         (166)          242          244          246

     Federal income taxes (credits)                             (54)           84           86           85
                                                            -------       -------      -------      -------

         Net earnings (loss)                                $  (112)      $   158      $   158      $   161
                                                            =======       =======      =======      =======

         Earnings (loss) per share:
           On common and common
             equivalent shares                              $  (.52)      $   .73      $   .74      $   .75
                                                            =======       =======      =======      =======

           On a fully diluted basis                         $  (.52)      $   .73      $   .74      $   .71
                                                            =======       =======      =======      =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1997, 1996 and 1995


NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

                                                   FOR THE THREE MONTH PERIODS ENDED
                                        SEPTEMBER 30,  DECEMBER 31,  MARCH 31,    JUNE 30,
                                                 1995         1995       1996        1996
                                                  (In thousands, except for share data)

Total interest income                          $1,525      $1,592      $1,623      $1,670
Total interest expense                            952       1,019       1,031       1,061
                                               ------      ------      ------      ------
     Net interest income                          573         573         592         609

Provision for losses on loans                     -           -             6           5
Other income                                       51         182         162          75
General, administrative and other expense         475         479         499         548
                                               ------      ------      ------      ------
     Earnings before income taxes                 149         276         249         131

Federal income taxes                               53          97          87          47
                                               ------      ------      ------      ------

     Net earnings                              $   96      $  179      $  162      $   84
                                               ======      ======      ======      ======

     Earnings per share:
       On common and common
         equivalent shares                     $  .46      $  .86      $  .78      $  .41
                                               ======      ======      ======      ======

       On a fully diluted basis                $  .46      $  .86      $  .78      $  .41
                                               ======      ======      ======      ======

                              CORPORATE INFORMATION
                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

                           TOWNE FINANCIAL CORPORATION
                               BOARD OF DIRECTORS

Neil S. Strawser, Director and Chairman of the Board
Ralph E. Heitmeyer, Director and President
William S. Siders, Director and Executive Vice President
Herb L. Krombholz, Director and Vice President
William T. Thornell, Director and Vice President

                               EXECUTIVE OFFICERS

William S. Siders, Executive Vice President
William T. Thornell, Vice President
Joseph L. Michel, Vice President, Treasurer and
                    Chief Financial Officer
Mildred Martin, Secretary

                     THE BLUE ASH BUILDING AND LOAN COMPANY
                               BOARD OF DIRECTORS

Neil S. Strawser, Director and Chairman of the Board
Ralph E. Heitmeyer, Director and President
William S. Siders, Director, Executive Vice President and
                     Managing Officer
Herb L. Krombholz, Director and Vice President
William T. Thornell, Director, Vice President and Chief
                       Lending Officer

                               EXECUTIVE OFFICERS

William S. Siders, Executive Vice President and
                     Managing Officer
William T. Thornell, Vice President and Chief Loan Officer
Joseph L. Michel, Vice President, Treasurer and
                    Chief Financial Officer
Mildred Martin, Secretary



Director Emeritus:                     John M. Kuhnell



Executive Offices:                     Towne Financial Corporation
                                       4811 Cooper Road
                                       Blue Ash, Ohio 45242

Branch Locations:                      MAIN OFFICE
                                       4811 Cooper Road
                                       Blue Ash, Ohio 45242
                                       (513) 791-1870

                                       AMELIA OFFICE
                                       1187 Ohio Pike
                                       Amelia, Ohio 45102
                                       (513) 753-7283

                                       BEECHMONT OFFICE
                                       8620 Beechmont Avenue
                                       Cincinnati, Ohio 45255
                                       (513) 474-4977

                                       MASON OFFICE
                                       6501 Mason-Montgomery Road
                                       Mason, Ohio 45040
                                       (513) 459-9660

Independent Auditors:                  Grant Thornton LLP
                                       Cincinnati, Ohio

Legal Counsel:                         Cors & Bassett
                                       Cincinnati, Ohio

Shareholder Services:                  Towne Financial acts as its own
                                       transfer agent and registrar.

Annual Meeting:                        The Annual Meeting of Shareholders
                                       of Towne Financial Corporation will
                                       be held on October 29, 1997, at
                                       10:00 a.m., Eastern Standard Time,
                                       at the main office of Blue Ash, 4811
                                       Cooper Road, Blue Ash, Ohio 45242.
                                       Shareholders are cordially invited
                                       to attend.  A formal notice of the
                                       meeting, together with a proxy
                                       statement and a proxy card,
                                       accompanies this Annual Report.

Form 10-KSB Annual
Report: A copy of Towne Financial's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                           Towne Financial Corporation
                                4811 Cooper Road
                              Blue Ash, Ohio 45242

                 ATTN: Joseph L. Michel, Chief Financial Officer