Form 10KSB, Exhibit 13
period 1998-06-30
TOWNE FINANCIAL CORP /OH
filed 1998-09-28
CIK 880052

                                                            EXHIBIT 13 TO 10-KSB





                            TOWNE FINANCIAL CORPORATION

                                 Parent Company of
                     The Blue Ash Building and Loan Company












                                       1998
                                   ANNUAL REPORT

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

     In celebrating 90 years in business of providing a wide array of quality financial products and services to our customers, fiscal 1998 was marked by a record year in earnings, continued growth in assets and solid performances within the lending and savings operations. The strength and vitality of Towne Financial continues, as evidenced by the consolidated financial reports and information as of and for the year ended June 30, 1998, included in our Seventh Annual Report.

     Towne Financial closed fiscal 1998 with assets totaling an unprecedented $117.8 million, an increase of $15.2 million, or 14.9%, from fiscal 1997 asset levels. This represents the fourth consecutive year of double-digit asset growth for the Corporation. Since 1992, Towne Financial has doubled in asset size, as the Board of Directors and management continue to aggressively grow the business in all facets to insure continued strong operating performance and enhanced shareholder value in the years ahead. The increase in asset size during fiscal 1998 was primarily due to an increase in the loan portfolio of $5.6 million, or 8.3%, and an increase in the mortgage-backed securities portfolio of $6.3 million, or 23.4%. These increases were primarily funded by deposits, which grew to an all time high of $95.0 million at June 30, 1998, an increase of $13.2 million, or 16.1%, over deposit levels at June 30, 1997. The growth in assets during fiscal 1998 gave rise to a healthy increase of $335,000, or 12.3%, in net interest income. It is important to stress that the growth in assets experienced during fiscal 1998, as well as over the last few years, can be tangibly measured and is symbolic of the increasing consumer preference for transacting business with a community-based financial institution. It should also be noted that such growth in the asset base has been consistent with our short-term and long-term goals and objectives, as we continue expanding our customer base within existing and new market areas.

     Our operating results were fueled by a record setting performance in net earnings. Consolidated net earnings during the year ended June 30, 1998 totaled a record $938,000, an increase of $573,000, or 157.0%, over the $365,000 in net earnings recorded in fiscal 1997. As a result, diluted earnings per share rose from $1.69 per share during fiscal 1997 to $4.28 per share during fiscal 1998, an increase in diluted earnings per share of $2.59, or 153.3%. Included in fiscal 1997 consolidated net earnings was the negative impact from an after-tax charge of $242,000 for a special assessment levied on all financial institutions insured by the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation
(FDIC). Without the one-time special charge for the SAIF assessment, fiscal 1997 consolidated net earnings would have been reported at $607,000, or $2.81 per diluted share. If this SAIF charge is not included in fiscal 1997 consolidated net earnings, Towne Financial's consolidated net earnings for fiscal 1998 were $331,000, or 54.5%, greater than fiscal 1997 net earnings and $1.47, or 52.3%, greater on a diluted per share basis. The components fueling the significant 54.5% increase in fiscal 1998 net earnings, exclusive of the effects of the SAIF charge in fiscal 1997, were the increase in net interest income of $335,000, or 12.3%, an increase in other income of $288,000, or 135.8%, primarily from gains on sale of loans and mortgage-backed securities, and to reduced federal deposit insurance premiums resulting from the one-time special SAIF assessment levied in fiscal 1997 and stringent expense control of operating costs. Notwithstanding a fourth straight year of double-digit asset growth, our cost of operations increased by less than 6% year-to-year. In point of fact, our annual operating costs have increased by only 13% over the last three years while assets have grown by 48%.

     Indicative of our strong earnings were the improvements made in two of our key financial ratios. Return on equity, which is net earnings divided by average equity, was 11.54% during the year ended June 30, 1998, as compared to a SAIF-adjusted 8.29% during the year ended June 30, 1997. Return on assets, which is net earnings divided by average total assets, was 0.84% during the year ended June 30, 1998, as compared to a SAIF-adjusted 0.63% during the year ended June 30, 1997. During fiscal 1998, both of these key financial ratios exceeded fiscal 1997 levels by 39% and 33%, respectively.

     Even though we achieved strong earnings, 1998 was not without its difficulties. Significant pressure was placed on our interest rate spread from the combination of a declining interest rate environment and a flattening yield curve. Simply put, our interest rate spread, the difference between what we pay our depositors and what we receive from our borrowers, declined from 2.80% in fiscal 1997 to 2.68% in fiscal 1998. In order to remain profitable under less than ideal conditions, we found it necessary to compensate for this decline in spread by continuing our strategy of sustained loan portfolio growth to the extent practicable, placing a greater emphasis during fiscal 1998 on increasing other income by originating mortgage loans for sale in the secondary market in order to meet the demand for fixed-rate loans in a declining interest rate environment, restructuring the securities portfolio by taking profits on certain securities and acquiring additional securities for sale in order to take advantage of the declining interest rate environment and driving down our overall cost of funds by continuing to push transaction accounts and implementing more stringent pricing on certificate of deposit accounts. Despite this decline in interest rate spread during fiscal 1998, core earnings still increased. Specifically, net interest income, which is the interest income generated by interest-earning assets after the deduction of interest expense associated with deposits and borrowed money, increased by $335,000, or 12.3%, from $2.7 million during fiscal 1997 to $3.0 million during fiscal 1998, primarily from the growth in interest-earning assets.

     Our primary business activity, mortgage lending, had another extremely strong growth year in fiscal 1998, as demand for mortgage loans to finance home sales and construction in our lending area remained relatively strong. Loan originations and purchases in fiscal 1998 totaled approximately $48.5 million, an increase of $19.6 million, or 67.6%, over the $28.9 million loan origination level in fiscal 1997. Attributing to the significant increase in loan volume was loans originated for sale in the secondary market. During fiscal 1998, loans originated for sale in the secondary market totaled $18.9 million, as compared to only $1.7 million in fiscal 1997, and loan sales increased from $1.9 million in fiscal 1997 to $18.9 million in fiscal 1998. During fiscal 1998 while market rates of interest were declining, loan originations and loan sales were at higher levels than in fiscal 1997. In order to accommodate the increased consumer demand for fixed-rate loans, loan sales were utilized more heavily in fiscal 1998 resulting in increased gains and origination activity. In addition to loans originated for sale, loans originated and purchased for the portfolio also increased during fiscal 1998 by $2.4 million, or 8.7%, from $27.2 million during fiscal 1997 to $29.6 million during fiscal 1998. As a result of this strong loan origination volume for the portfolio, the loan portfolio grew a robust 8.3%, from $66.8 million at June 30, 1997 to $72.4 million at June 30, 1998. Since 1992, the loan portfolio has grown by over $45 million, or 168%. Such growth in loans can be attributed to our strong lending operation, to an aggressive marketing and selling effort of our lending products and services to the communities we lend to and to the continual development and refinement of new and innovative lending programs that give us a more competitive advantage.

     Residential mortgage lending will continue to be a major area of opportunity for the Company. Looking ahead, we see opportunities to continue to grow our loan portfolio and to grow it at attractive spreads; however, such growth may be slowed somewhat if interest rates remain at historical lows and loan prepayments accelerate. If such a low interest rate scenario exists in the months ahead, selling residential mortgage loans in the secondary market will continue to be a major part of the Company's future plans. This practice enables the Company to enhance the management of its liquidity position, as well as effect changes in its asset and liability mix. As we move forward into fiscal 1999 and beyond, we expect to continue concentrating our efforts at increasing our lending presence into newer market areas, much like we did during the past twelve months. During fiscal 1998, we hired two new loan officers to help further our lending presence in Northern Kentucky and the west side of Cincinnati. In addition to expanding into newer markets, we also want to focus on further developing the rapidly growing Mason area, as there is much new home construction occurring in and around our branch facility. It is our continued goal to increase loan production and the level of loan retention, obtaining such goal mainly through customer deposit growth.

     The key to our growth is how well we manage it. With every new branch and every new product come new opportunities and new challenges. Changing technology continues to require investment to ensure that we are both efficient and cost effective. Our ability and willingness to accept and adopt new technologies and to quickly adapt to the ever-changing needs of our customers regarding our products and services will determine how successful we are in growing our business as we head into the next century. Keeping this in mind, we are not complacent with the current year's growth rate, as we continue to explore new branching possibilities and additional services to provide to our customers. During fiscal 1997, we invested in new loan origination software which gave us the capability of directly interfacing with the Federal Home Loan Mortgage Corporation (FHLMC), our primary source for selling loans. As loans originated for sale in the secondary market intensified during fiscal 1998, we began processing a significant amount of these loans through FHLMC's "Loan Prospector" system which gave us faster loan processing time and qualified potential borrowers who may not have normally qualified for low fixed-rate mortgage loans. Since we are one of the first companies to have this new secondary market technology in our local area, it gives us a distinct competitive advantage in marketing these types of loans. During fiscal 1998, we hired a Federal Housing Administration (FHA) Direct-Endorsed (DE) Underwriter and were approved by the Housing Urban Development (HUD) as a direct-endorsed lender to originate FHA loans. We also streamlined our entire underwriting process in order to obtain better efficiencies in delivering quality loan products and services to our customers. In the area of new deposit offerings, we extended our "free checking" program in fiscal 1998 to all of our branch offices as we continued placing a stronger emphasis on obtaining new checking customers. The goals for increasing checking accounts are to attract new core deposit customers, lower the average cost of funds and provide a strong volume of cross-selling opportunities for other company products. Finally, the Board of Directors and management made a commitment in fiscal 1998 to upgrade most of the teller terminals in our offices with an eye towards having all of the Company's internal computer systems fully functional for the year 2000. The upgrades were completed in July 1998 and will enhance our ability to offer better service to our customers. We are very excited about these advancements in technology and look forward to providing better service to our customers in the future. We believe that branching out into new markets and expanding and improving current services to our customers is essential so that Blue Ash can compete and grow amidst the ever-increasing technology of the financial services industry. Continued reinvestment of our earnings will help sustain this growth and maximize shareholder value.

     Additional efforts to improve shareholder value were initiated in fiscal 1998 by paying out for the first time ever quarterly cash dividends. In addition to realizing an annual return from net earnings of $4.28 per diluted share during fiscal 1998, quarterly cash dividends for the year of $.40 were paid out to each shareholder, bringing the total rate of return on each shareholder's initial investment of $10.00 per share to approximately 47% for the year ended June 30, 1998. As long as we continue to be successful in the years ahead, we will continue looking to enhance our shareholder value through the payment of quarterly cash dividends and increase the expected payout of such dividends in relation to our earnings growth.

     We are pleased to report that shareholders' equity totaled $8.7 million at June 30, 1998, or $41.55 per common share. As of June 30, 1998, Blue Ash's regulatory capital position has been built to a level that considerably exceeds all current federally-mandated minimum capital requirements. Blue Ash's regulatory capital at that date was almost two times greater than the most stringent of the minimum regulatory capital requirements.

     Our vision of the future sees an industry where not only competition, but ever-continuing change creates daily challenges and opportunities. Also of great importance is the ability to effectively compete with other financial services providers, an area where Towne Financial continues to be at somewhat of a disadvantage. With outdated, inequitable legislation, financial institutions continue to pay a regulatory price while credit unions, insurance companies and other financial entities face no such restrictions. We accept the fact that we will always have competitors; what we ask for is to compete as equals. We encourage our customers and shareholders to support fair and reasonable financial reform legislation as we approach the next century.

     Our strong growth and earnings performance in fiscal 1998 was achieved against a backdrop of an industry in flux, with continuing consolidation and new competitors on the horizon. In today's volatile environment, we are competing for customers not only with other financial institutions, but also with the major mutual fund companies, brokerage houses, credit card companies and insurers. In fiscal 1998, the blurring of the lines in the financial services industry began accelerating more rapidly. Not only did banks join together, but also numerous mergers of banks and brokerage houses, insurance companies and brokerages, and banks and credit card companies were announced or completed. We believe this trend will continue, and ultimately a dozen or so companies will hold a dominant share of the financial services business. The leaders in this new financial services industry will be those companies that find the most innovative ways to help customers simplify their financial lives. The industry, the consumer and the economy have changed and we will continue to do so as well. Operating efficiently and containing costs will be a key ingredient in our future success. We believe that Towne Financial's strength and prudent business approach enable us to compete successfully in today's business, regulatory and economic environment, as well as tomorrow's. To know where you are going, you have to have some idea where you have been. Over the years we have had the good fortune to grow and succeed. With the solid foundation established by Blue Ash's growth through operations and branch expansion, we feel confident looking toward the opportunities and challenges of the future.

     Our future remains challenging and quite exciting. We are encouraged by the opportunities that lie before us - new communities, new products, new customers and a new commitment to community banking. As always, we remain committed to greater service and greater achievement, as being part of a growing, successful company is extremely rewarding. We hope that you will continue to be a part of our success, and we truly thank you for your support, loyalty and trust in Towne Financial.

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

     Blue Ash's overall operating philosophy has evolved from the fundamental goal of providing affordable home ownership for the communities it serves and providing a safe, competitive return for its depositors. Serving the Cincinnati, Ohio, area since 1908, Blue Ash conducts business from its main office at 4811 Cooper Road in Blue Ash, Ohio, and from three full-service branch offices located in Mason, Cherry Grove and Amelia. Specifically, Blue Ash considers its principal market areas to be the northeastern and eastern areas of Cincinnati, Ohio. During fiscal 1998, Blue Ash increased its lending presence in Northern Kentucky and the western side of Cincinnati by increasing its advertising and marketing efforts in those areas and by hiring two new loan officers for purpose of originating loans there. In addition to the Company's efforts to continue expanding operations into new markets and increasing the Company's assets and profitability, Blue Ash continued to expand and improve its customer retail services during fiscal 1998 in order to successfully compete in today's ever-changing business and economic environment. Blue Ash actively utilized the Federal Home Loan Mortgage Corporation "Loan Prospector" system for processing secondary market loans, which it had invested in during fiscal 1997. By utilizing this system, more potential loan borrowers qualified for low fixed-rate mortgage loans and greater time efficiencies were realized for the benefit of the loan customer, both of which gave Blue Ash a distinct competitive advantage. Blue Ash also extended its "free checking" program to all its offices during fiscal 1998 in order to continue attracting new customers and obtain a greater volume of lower cost core deposits.

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

     As a savings and loan holding company, Towne Financial is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings and loan association incorporated under the laws of the State of Ohio, Blue Ash is subject to regulation, supervision and examination by the OTS, the Federal Deposit Insurance Corporation (the "FDIC") and the Ohio Division of Financial Institutions (the "Division"). Deposits in Blue Ash are insured up to the applicable limits by the Savings Association Insurance Fund (the "SAIF") of the FDIC. Blue Ash is also a member of the Federal Home Loan Bank of Cincinnati (the "FHLB") and is further subject to certain regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") governing reserves required to be maintained against deposits and certain other matters. The business and regulation of Blue Ash are also subject to legislative changes from time to time.

                      MARKET FOR TOWNE FINANCIAL'S COMMON
                   SHARES AND RELATED SECURITY HOLDER MATTERS


     There were 208,500 common shares of Towne Financial outstanding on September 9, 1998, held of record by approximately 125 shareholders. At the present time, there is no active public trading market for the Corporation's common shares. The common shares are listed over-the-counter through the National Daily Quotation Bureau, Inc.

     Towne Financial had not declared or paid any cash dividends through June 30, 1997. On August 20, 1997, however, Towne Financial declared its first ever quarterly cash dividend of $.10 per share. During fiscal 1998, there were a total of four quarterly cash dividends of $.10 per share declared and paid on 208,500 outstanding common shares totaling $.40 per share, or $84,000. Dividends are paid based upon the determination of the Board of Directors of the Corporation that such payments are consistent with the short-term and long-term interests of Towne Financial. The factors affecting this determination include Towne Financial's current and projected earnings, operating results, financial condition, regulatory restrictions, future growth plans and other relevant factors.

     The principal source of earnings to Towne Financial on an unconsolidated basis consists of dividends, if any, on Blue Ash's stock paid to Towne Financial. Consequently, declarations of cash dividends by Towne Financial will depend upon dividend payments by Blue Ash to Towne Financial, which payments are subject to various restrictions. During fiscal 1998, Blue Ash declared capital distributions in the form of dividends of $150,000 to be distributed to Towne Financial for the payment by Towne Financial of cash dividends to its shareholders and for other general corporate purposes.

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

     As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of organization, Blue Ash agreed to limit the amount of dividends payable to Towne Financial. Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to a proposed capital distribution (including a dividend) has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the sum of (i) 100% of its net earnings to date during the calendar year, plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the calendar year or (ii) 75% of its net earnings for the most recent four quarters. Savings associations with total capital in excess of the fully phased-in capital requirement that have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS.

     Blue Ash currently meets its fully phased-in capital requirement and, unless the OTS determines that Blue Ash is an institution requiring more than normal supervision, Blue Ash may pay dividends in accordance with the foregoing provisions of the OTS regulations. Unrestricted retained earnings of Blue Ash at June 30, 1998, available for payment of dividends to Towne Financial under the foregoing regulations, were at least $2.3 million.

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


Selected consolidated financial
condition and other data:
                                                         At June 30,
                                    ------------------------------------------------------
                                      1998        1997         1996       1995      1994
                                    --------    --------     -------    -------    -------
                                                   (Dollars in thousands)
Total Amount of:
  Assets                            $117,790    $102,558     $92,214    $79,484    $69,405
  Interest-bearing deposits (1)        5,485       1,613       2,756      2,477      1,367
  Investment securities
    designated as available for
    sale - at market                     809         ---         ---        ---        ---
  Investment securities held to
    maturity - at amortized cost         809       1,399       1,300        500      1,228
  Mortgage-backed securities
    designated as available
    for sale - at market              18,354      15,269      15,680     11,803      8,959
  Mortgage-backed securities
    held to maturity - at
    amortized cost                    14,641      11,463      11,948     13,173     14,607
  Loans receivable - net (2)          72,358      66,817      55,071     45,783     38,771
  Deposits                            94,988      81,794      75,618     59,784     52,031
  Advances from the Federal
    Home Loan Bank                    12,674      12,000       8,424      8,318     10,000
  Obligations for securities
    sold under agreements to
    repurchase                           ---         ---         ---      3,504        ---
  Shareholders' equity - net,
    restricted (3)                     8,663       7,638       7,157      6,883      6,357

Number of:
  Real estate loans
    outstanding (4)(5)                 1,007         960         853        749        644
  Deposit accounts                     8,198       7,521       7,609      6,772      6,239
  Full-service offices                     4           4           4          4          3

_________________________
Footnotes on page 13

                                                            Year ended June 30,
                                         ----------------------------------------------------------
                                          1998         1997         1996         1995         1994
                                         ------       ------       ------       ------       ------
                                                   (In thousands, except per share data)
Summary of earnings:
  Interest income                        $8,462       $7,192       $6,410       $5,090       $4,564
  Interest expense                        5,396        4,461        4,063        2,859        2,593
                                         ------       ------       ------       ------       ------
  Net interest income                     3,066        2,731        2,347        2,231        1,971

  Provision for losses on loans              24           18           11           --           30
                                         ------       ------       ------       ------       ------
  Net interest income after
    provision for losses on loans         3,042        2,713        2,336        2,231        1,941
  Other income                              500          212          470          262          207
  General, administrative and
    other expense                         2,108        2,359        2,001        1,873        1,673
                                         ------       ------       ------       ------       ------
  Earnings before federal income
    taxes and cumulative effect of
    changes in accounting methods         1,434          566          805          620          475

  Federal income taxes                      496          201          284          229          142
                                         ------       ------       ------       ------       ------
  Earnings before cumulative effect
    of changes in accounting methods        938          365          521          391          333
  Cumulative effect of changes in
    accounting methods (6)                   --           --           --           --          299
                                         ------       ------       ------       ------       ------
  Net earnings                           $  938       $  365       $  521       $  391       $  632
                                         ======       ======       ======       ======       ======
Basic earnings per share (7):
  Earnings before cumulative
    effect of changes in
    accounting methods                   $ 4.50       $ 1.75       $ 2.51       $ 1.89       $ 1.61
  Cumulative effect of changes
    in accounting methods                    --           --           --           --         1.44
                                         ------       ------       ------       ------       ------
  Net earnings                           $ 4.50       $ 1.75       $ 2.51       $ 1.89       $ 3.05
                                         ======       ======       ======       ======       ======
Diluted earnings per share (7):
  Earnings before cumulative
    effect of changes in
    accounting methods                   $ 4.28       $ 1.69       $ 2.44       $ 1.86       $ 1.61
  Cumulative effect of changes
    in accounting methods                    --           --           --           --         1.44
                                         ------       ------       ------       ------       ------
  Net earnings                           $ 4.28       $ 1.69       $ 2.44       $ 1.86       $ 3.05
                                         ======       ======       ======       ======       ======

________________________________
Footnotes on page 13

(1) Includes federal funds sold, interest-bearing deposits in other financial institutions, certificates of deposit in other financial institutions and Federal Home Loan Bank stock.


(2) Includes loans held for sale, which are recorded at the lower of cost or market value.


(3) See Notes I and K of Notes to Consolidated Financial Statements regarding restrictions on equity.


(4)  Includes home equity line of credit loans.


(5) Whole mortgage loans serviced by Blue Ash and sold in the secondary market are not included.


(6)  Includes cumulative effect of changes in accounting for income taxes
     (SFAS No. 109) and investments in certain debt and equity securities (SFAS No. 115).


(7) All earnings per share amounts reflect the implementation of Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share," which establishes new standards for computing and presenting earnings per share. SFAS No. 128 requires institutions to present basic earnings per share and, if applicable, diluted earnings per share, respectively. Effective during the year ended June 30, 1998, the Corporation began presenting earnings per share pursuant to the provisions of SFAS No. 128. All earnings per share data relating to prior years have been restated to conform to the provisions of the Statement. For additional information, see Note A-13 of Notes to Consolidated Financial Statements.



                                          At or for the Year ended June 30,
                                     ------------------------------------------
Selected Financial Ratios (1):        1998     1997     1996     1995     1994
                                     ------   ------   ------   ------   ------

Interest rate spread (2):
     Average during year               2.68%    2.80%    2.66%    3.16%    2.72%
     End of year                       2.48     2.75     2.52     2.73     2.91

Net yield on average
     interest-earning assets           2.89     2.99     2.86     3.30     2.85

Average interest-earning assets
     as a percentage of average
     interest-bearing liabilities    104.06   103.86   104.04   103.21   103.58

Return on equity (net earnings
     divided by average equity) (3)   11.54     4.99     7.28     6.03    10.42

Return on assets (net earnings
     divided by average total
     assets) (3)                       0.84     0.38     0.60     0.54     0.85

Equity-to-assets ratio (average
     equity divided by average
     total assets)                     7.27     7.57     8.19     8.89     8.18

Allowance for loan losses as a
     percentage of non-performing
     loans at end of year             29.83    60.55    34.22    72.85    36.85

Allowance for loan losses as a
     percentage of total loans
     at end of year                    0.36     0.37     0.42     0.48     0.57

Non-performing loans as a
     percentage of total loans
     at end of year (4)                1.22     0.60     1.23     0.66     1.54

Non-performing assets as a
     percentage of total assets
     at end of year (4)                0.75     0.39     0.73     0.38     1.10

General, administrative and other
     expense as a percentage of
     average total assets (3)          1.88     2.44     2.29     2.56     2.26

Overhead efficiency ratio (3)(5)      59.51    80.65    71.31    75.13    77.89

________________________________
Footnotes on page 15

(1) With the exception of end of year ratios, all ratios are based on average monthly balances during the years presented.


(2) Interest rate spread represents the difference between the weighted-average yield earned on interest-earning assets and the weighted-average rate paid on interest-bearing liabilities.


(3) Before consideration of the non-recurring charge incurred in fiscal 1997 for the SAIF recapitalization assessment, the ratios set forth above would have been as follows for the year ended June 30, 1997:

     Return on equity                 8.29%
     Return on assets                 0.63%
     General, administrative and
       other expense as a percentage
       of average total assets        2.06%
     Overhead efficiency ratio       68.14%


(4) Non-performing loans consist of nonaccrual loans and accruing loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.


(5) The overhead efficiency ratio is equal to general, administrative and other expense as a percentage of the sum of net interest income after provision for losses on loans and other income.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Towne Financial's activities have been limited primarily to holding the common shares of Blue Ash since acquiring such common shares in connection with the Conversion. Prior to completion of the Conversion, the Corporation did not own any material assets or transact any material business. At June 30, 1998, on an unconsolidated basis, Towne Financial had no significant assets other than the capital stock of Blue Ash and had no significant liabilities. Consequently, the following discussion and analysis focuses primarily on the financial condition and results of operations of Blue Ash.


                        FORWARD-LOOKING STATEMENTS

     In the following pages, management presents an analysis of Towne Financial's consolidated financial condition as of June 30, 1998, and the consolidated results of operations for the year ended June 30, 1998, as compared to prior years. In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Towne Financial's operations and Towne Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in Towne Financial's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

     1. Management's analysis of the interest rate risk of Blue Ash as set forth under "Asset and Liability Management;"

     2. Management's discussion of the liquidity of Blue Ash's assets and the regulatory capital of Blue Ash as set forth under "Liquidity and Capital Resources;"

     3. The discussion of the anticipated effect of legislation that has or may be enacted as set forth under "Potential Impact on Future Results of Operations of Current and Pending Legislation;"

     4. Management's assessment of the risks of potential problems that could arise from the failures of computer systems and programming to recognize the year 2000 as set forth under "Year 2000 Compliance Issues;"

     5. Management's opinion as to the effects of recent accounting pronouncements on Towne Financial's consolidated financial statements as set forth under "Effect of Recent Accounting Pronouncements;" and

     6. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Comparison of Financial Condition at June 30, 1998 and 1997," and "Comparison of Results of Operations for the Years Ended June 30, 1998 and 1997."


                                    GENERAL

     Blue Ash is primarily engaged in the business of attracting savings deposits from the general public and investing such funds in real estate loans. Blue Ash offers a full range of real estate lending, including construction and permanent financing for residential, multi-family and nonresidential properties. Additional real estate loans for second mortgages and home equity lines of credit are marketed as well. To attract loan customers, Blue Ash aggressively pursues relationships with realtors serving its lending area to communicate the various lending programs and rates currently being offered. Blue Ash also stresses its ability to quickly approve and close loans. Advertisements in local newspapers and promotions to savings customers are also used to generate loan activity. Management feels it is offering a variety of innovative loan programs designed to fit the needs of the community. Programs designed to meet the credit needs of its lending area include: (i) conventional mortgage loans for the purchase and refinancing of single and multi-family dwellings which include 15 and 30-year fixed-rate loans and one, two, three and five-year adjustable-rate loans; (ii) one-year adjustable-rate mortgage loans secured by one-to-four family residential real estate that can be converted to fixed-rate mortgages; (iii) one, two, three and five-year adjustable and fixed-rate conventional mortgage loans for the purchase of developed building lots by individuals and builders; (iv) 30-year fixed-rate loans on nonowner-occupied one-to-four family residential investment properties; (v) short-term (six months to one year) construction loans for the construction of single and multi-family dwellings and nonresidential properties; (vi) permanent adjustable-rate mortgage loans on nonresidential properties, including a ten-year/one-year adjustable rate mortgage loan; (vii) 15-year fixed-rate mortgage loans with a twenty year amortization period on multi-family and nonresidential properties; (viii) monthly adjustable-rate line of credit loans secured by residential and nonresidential property; and (ix) loans to individuals with deposit instruments and securities as collateral. In addition to investing in real estate loans, Blue Ash also invests in U.S. Government and agency obligations, corporate debt securities, municipal obligations, interest-bearing deposits and certificates of deposit in other financial institutions, federal funds sold, government guaranteed mortgage-backed and related securities and other investments permitted by applicable law.

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

     Blue Ash's current business strategy is to operate as a well-capitalized, profitable and independent community-oriented savings association dedicated to financing home ownership and providing quality service to its customers. Blue Ash has sought to implement this strategy in recent years by: (i) closely monitoring the needs of customers and providing personal, quality customer service; (ii) emphasizing the origination of both one-to-four and multi-family residential mortgage loans in the Company's lending area; (iii) prudently growing and expanding its earnings base through branch expansion and acquisitions; (iv) minimizing interest rate risk exposure through the constant matching of asset and liability maturities and rates; (v) increasing residential and non-residential lending while maintaining high asset quality in the loan portfolio; (vi) maintaining a strong retail deposit base; and (vii) maintaining capital in excess of regulatory requirements.


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

     As a result of implementing these asset and liability initiatives and managing its exposure to changes in interest rates, Blue Ash has generally acquired for its portfolio adjustable-rate assets; however, during fiscal 1997 and 1998, Blue Ash's loan portfolio has shifted more towards fixed-rate loans in the portfolio as a result of a change in strategy adopted by the Board of Directors and management to hold fixed-rate loans in the loan portfolio to the extent practicable. At June 30, 1998, $36.4 million, or 50.3%, of Blue Ash's loan portfolio consisted of adjustable-rate loans and $30.0 million, or 89.9%, of Blue Ash's mortgage-backed securities portfolio consisted of adjustable-rate mortgage-backed and related securities. At June 30, 1997, $41.3 million, or 61.9%, of Blue Ash's loan portfolio consisted of adjustable-rate loans and $24.8 million, or 92.9%, of Blue Ash's mortgage-backed securities portfolio consisted of adjustable-rate mortgage-backed and related securities. As market conditions and exposure to interest rate changes dictate, Blue Ash will continue to originate for sale in the future certain fixed-rate residential loans it deems necessary in order to minimize its interest rate risk exposure. The Board of Directors and management regularly re-evaluate market conditions as well as relevant regulatory considerations with a view to establishing a desired level of interest rate sensitivity and identifying methods of achieving such desired levels. As a result of these efforts, Blue Ash's one year "gap" (the difference between interest-earning assets deemed to mature or reprice in one year and the amount of interest-bearing liabilities deemed to reprice during such year) was a negative 1.7% of total assets at June 30, 1998. Thus, decreases in interest rates during this time period would generally increase Blue Ash's net interest income, while increases in interest rates would generally decrease Blue Ash's net interest income.

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

     Management presently monitors and evaluates the potential impact of interest rate changes upon the market value of Blue Ash's portfolio equity and the level of net interest income on a quarterly basis. The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. The OTS has indicated that no institution will be required to deduct an interest rate risk component from capital for purposes of computing the risk-based capital requirement until further notice. In general, institutions which have risk-based capital in excess of 12% and assets under $300 million are exempt from the new requirement unless the OTS requires otherwise. The OTS will continue, however, to closely monitor the level of interest rate risk at individual institutions and retains the authority, on a case-by-case basis, to impose a higher individual minimum capital requirement for individual institutions with significant interest rate risk. At June 30, 1998, Blue Ash had total assets of $117.8 million and risk-based capital in excess of 14.8% which would have qualified Blue Ash for this exemption had the new requirements been in effect at such date.

     At June 30, 1998, 2% of the present value of Blue Ash's assets was approximately $2.4 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $2.9 million at June 30, 1998, Blue Ash would have been required to deduct $230,000 (50% of the $459,000 difference) from its capital in determining whether Blue Ash met its risk-based capital requirement. Despite such reduction, however, Blue Ash's risk-based capital at June 30, 1998, if the new interest rate risk requirements were in effect, would still have exceeded the regulatory requirement by approximately $3.7 million, or 6.4%.

     The following table presents Blue Ash's NPV as of June 30, 1998 as calculated by the OTS, based on information provided to the OTS by Blue Ash.


                             NET PORTFOLIO VALUE


                                     Estimated
  Change in                           NPV as a
interest rates       Estimated       percentage         Amount
(basis points)          NPV          of assets        of change       Percent

     +400             $ 4,757           4.35%          $(7,446)        (61)%
     +300               7,242           6.42            (4,961)        (41)
     +200               9,326           8.04            (2,877)        (24)
     +100              11,072           9.33            (1,131)        ( 9)
       --              12,203          10.09                --          --
     -100              12,744          10.40               541           4
     -200              12,916          10.43               713           6
     -300              13,210          10.55             1,007           8
     -400              13,709          10.81             1,506          12

     In managing its asset and liability mix, Blue Ash may, at times -- depending on the relationship between long and short-term interest rates, market conditions and consumer preference -- place somewhat greater emphasis on maximizing its interest rate spread than on strictly matching the interest rate sensitivity of its assets and liabilities. The Board of Directors believes that the increased net earnings resulting from a modest mismatch in the maturity of its asset and liability portfolios can, during periods of stable interest rates, provide high enough returns to justify the increased exposure which can result from such a mismatch. In view of its positive gap position at the time and other factors previously discussed, Blue Ash changed its strategy with respect to fixed-rate mortgage loans in fiscal 1996. Instead of originating for sale all residential fixed-rate loans, management elected to portfolio fixed-rate loans subject to certain interest rate risk limitations. This change in strategy was largely due in part to the Board of Directors' and management's desire to maximize, to the extent practicable, Blue Ash's interest rate spread and core earnings. As a result of originating fixed-rate loans for the portfolio in fiscal 1996 and continuing so in fiscal 1997 and 1998, Blue Ash's overall sensitivity to changes in interest rates increased from fiscal 1996 to fiscal 1998, and its overall one year gap went from a positive 3.9% at June 30, 1996 to a negative 1.7% at June 30, 1998; however, during fiscal 1998, Blue Ash's overall one year gap position improved from a negative 9.5% at June 30, 1997 to a negative 1.7% at June 30, 1998. By adopting a strategy of holding fixed-rate loans for the portfolio to the extent practicable, the Board of Directors and management anticipated such an increase in interest rate exposure ratios and a negative one year gap position and were willing to accept those things in exchange for improving Blue Ash's interest rate spread and overall profitability in fiscal 1997 and 1998.
At June 30, 1998 there would have been a decrease in Blue Ash's NPV of approximately 24% of the present value of its assets, assuming a 200 basis point increase in interest rates. At June 30, 1997, a 200 basis point increase in interest rates would have produced a decline of approximately 30% in the present value of its assets. The reduced risks at June 30, 1998 associated with interest rate sensitivity was attributed to management's strong efforts in lengthening the maturities of its certificate of deposit accounts and borrowings from the FHLB during a low interest rate environment. While interest-bearing liabilities increased by $13.8 million, or 14.7%, during fiscal 1998, those liabilities repricing or maturing in the one year or less categories actually declined by $1.1 million, or 1.7%. At June 30, 1998, the Board of Directors had a mandated target range for Blue Ash's interest rate sensitivity gap for a 200 basis point increase in interest rates of (30%). As indicated in the table above, Blue Ash operated within this target range during fiscal 1998.


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

     Blue Ash's liquidity is a product of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 1998, 1997 and 1996.

                                             For the Years ended
                                                    June 30,
                                     ------------------------------------
                                       1998          1997           1996
                                     -------       -------        -------
Net earnings for the year            $   938       $   365        $   521
  Adjustments to reconcile
  net earnings to net cash
  provided by (used in)
  operating activities                  (232)          350        ( 1,245)
                                     -------       -------        -------
Net cash provided by (used in)
  operating activities                   706           715        (   724)
Net cash used in
  investing activities               (11,731)      (11,428)       (11,713)
Net cash provided by
  financing activities                13,948         9,817         12,535
                                     -------       -------        -------
Net increase (decrease) in
  cash and cash equivalents            2,923          (896)            98
Cash and cash equivalents
  at beginning of year                 2,715         3,611          3,513
                                     -------       -------        -------
Cash and cash equivalents
  at end of year                     $ 5,638       $ 2,715        $ 3,611
                                     =======       =======        =======

                                        24

     The primary investing activities of Blue Ash include investing in loans and mortgage-backed securities. The origination of loans and purchases of mortgage-backed securities have recently been funded primarily from loan and mortgage-backed securities repayments, sales of loans and mortgage-backed securities, maturities of investment securities and proceeds from deposits and borrowings. During the year ended June 30, 1998, purchases of mortgage-backed securities totaled $17.6 million, loans receivable and loans held for sale increased by $5.6 million, customer deposits increased by $13.2 million and borrowings increased by $644,000. During the year ended June 30, 1997, purchases of mortgage-backed securities totaled $2.0 million, loans receivable and loans held for sale increased by $11.7 million, customer deposits increased by $6.2 million and borrowings increased by $3.6 million. During the year ended June 30, 1996, purchases of mortgage-backed securities totaled $16.5 million, loans receivable and loans held for sale increased by $9.3 million and customer deposits increased by $15.8 million, while borrowings declined by $3.4 million.

     Blue Ash's primary sources of funds are deposits, borrowings, sales of mortgage loans, sales of investments and mortgage-backed securities, maturities of investment securities, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities and funds provided by operations. While scheduled loan and mortgage-backed securities amortization and maturing interest-bearing deposits and investment securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by economic conditions, the general level of interest rates and competition. Blue Ash manages the pricing of its deposits to maintain a deposit base deemed appropriate and desirable. Blue Ash invests excess funds in FHLB overnight deposits, federal funds sold and other short-term interest-earning assets which provide liquidity to meet lending requirements. The particular sources of funds utilized by Blue Ash from time to time are selected based on comparative costs and availability. Blue Ash has at various times decided not to pay rates on deposits as high as the rates paid by its thrift and bank competitors. As a result, Blue Ash has borrowed funds from the FHLB of Cincinnati and from other commercial banks. In addition, Blue Ash has selectively obtained brokered deposits and other out-of-state monies as a supplement to its local deposits when such funds are attractively priced in relation to the local market. At June 30, 1998, Blue Ash had outstanding $12.7 million in advances from the FHLB, $30,000 outstanding on a loan for the Employee Stock Ownership Plan ("ESOP") from an independent third party and $5.8 million in outstanding brokered deposits and other out-of-state funds. During fiscal 1995, as another alternative funding source,

Blue Ash entered into reverse repurchase agreements, or collateralized borrowings, with the Federal National Mortgage Association ("Fannie Mae"). A reverse repurchase agreement (or "repo") is defined as a transaction involving the sale of securities with an agreement to repurchase the exact same securities at a pre-negotiated price on a predetermined future date. In practice, repos allow Blue Ash to borrow funds at a fixed or floating rate using its investments and mortgage-backed securities as collateral. Liquidity can be added to Blue Ash's portfolio without parting with the specific assets. At June 30, 1995, Blue Ash had outstanding borrowings under reverse repurchase agreements of $3.5 million. During fiscal 1996, all outstanding borrowings under reverse repurchase agreements were repaid in full.

     The OTS requires minimum levels of liquid assets. OTS regulations presently require Blue Ash to maintain specified levels of "liquid" investments in qualifying types of United States Government and agency obligations and other permissible investments having certain maturity limitations and marketability requirements. Such minimum requirement, which was revised by the OTS in fiscal 1998, is an amount equal to 4% of the sum of Blue Ash's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Blue Ash may rely if necessary to fund deposit withdrawals and other short-term funding needs.

     The liquidity of Blue Ash, as measured by the ratio of cash, cash equivalents (not committed, pledged or required to liquidate specific liabilities) and qualifying investments, mortgage-backed securities and loans to the sum of net withdrawable savings plus borrowings payable within one year, was 52.9% at June 30, 1998. At June 30, 1998, Blue Ash's "liquid" assets totaled approximately $40.0 million, which was approximately $37.0 million in excess of the current $3.0 million OTS minimum requirement at such date. Blue Ash believes that the Company's liquidity posture at June 30, 1998 was adequate to meet outstanding loan commitments and other cash requirements.

     Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits, time deposits or federal funds sold. On a longer-term basis, Blue Ash maintains a strategy of investing in various mortgage-backed and related securities and lending products. During the year ended June 30, 1998, Blue Ash used its sources of funds primarily to meet its ongoing commitments to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain its portfolio of investments and mortgage-backed and related securities. At June 30, 1998, Blue Ash had total outstanding commitments of approximately $1.8 million to originate residential one-to-four family real estate loans, $565,000 to originate a land development loan, $252,000 to originate a residential multi-family loan and $71,000 to originate a nonresidential real estate loan. At the same date, commitments under unused lines of credit secured by one-to-four family residential property amounted to $2.9 million, commitments under unused lines of credit secured by nonresidential real estate totaled $37,000 and the unadvanced portion of loans in process and undisbursed loans approximated $2.6 million. Blue Ash also had $2.0 million in loans committed to be sold in the secondary market at June 30, 1998. Of these loans, $882,000 were originated on or prior to June 30, 1998 and classified as held for sale. Additionally, Blue Ash committed to purchase approximately $1.8 million in investment securities designated as available for sale at June 30, 1998. As an additional liquidity source, Blue Ash has a $5.0 million line of credit facility with the FHLB of Cincinnati, which it renewed for another year during fiscal 1998. There were no amounts outstanding under such facility at June 30, 1998. Certificates of deposit scheduled to mature in one year or less at June 30, 1998 totaled $53.4 million. Management of Blue Ash believes that the Company has adequate resources, including principal prepayments, repayments of loans and mortgage-backed securities and other funding sources such as FHLB advances and repos, to fund all of its commitments to the extent required and to meet and exceed its foreseeable short-term and long-term liquidity needs. Blue Ash could also decide to raise funds through the sale of loan products or available for sale securities. In addition, although Blue Ash has extended commitments to fund loans or lines of credit, historically, Blue Ash has not been required to fund all of its outstanding commitments. Management believes that a significant portion of maturing deposits will remain with Blue Ash as it can adjust the rates of certificates of deposit in order to retain such deposits in changing interest rate environments; however, there can be no assurance that Blue Ash can retain all such deposits.

     Blue Ash is subject to minimum regulatory capital standards promulgated by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on Blue Ash's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Blue Ash must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Blue Ash's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement mandates maintenance of shareholders' equity less all intangible assets equal to 1.5% of adjusted total assets. The core capital requirement provides for the maintenance of tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets equal to 3.0% of adjusted total assets, while the risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets, as defined by OTS regulations.

     Management has determined that Blue Ash is in compliance with each of the three capital requirements at June 30, 1998. Specifically, Blue Ash's tangible and core capital of $8.3 million, or 7.1% of total adjusted assets, exceeded the respective minimum requirements of $1.8 million and $3.5 million at that date by approximately $6.5 million, or 5.6% of total adjusted assets, and $4.8 million, or 4.1% of total adjusted assets. Additionally, Blue Ash's risk-based capital of approximately $8.6 million at June 30, 1998, or 14.8% of risk-weighted assets (including a general loan loss allowance of $264,000), exceeded the current 8.0% requirement of $4.7 million by approximately $3.9 million, or 6.8% of risk-weighted assets.

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


                POTENTIAL IMPACT ON FUTURE RESULTS OF OPERATIONS
                       OF CURRENT AND PENDING LEGISLATION

     Legislation repealing the percentage of earnings bad debt reserve provisions of the Internal Revenue Code previously applicable to qualifying thrift institutions was enacted into law in fiscal 1997. The legislation, which is part of The Small Business Job Protection Act of 1996 (the "Jobs Act"), requires all thrift institutions to pay tax on or recapture their excess bad debt reserves accumulated since 1988. The legislation substantially equalizes the taxation of banks and thrift institutions, but it protects thrifts from taxes on "bad debt reserves" established prior to 1988. The Jobs Act eliminates the percentage of taxable income method for deducting bad debt reserves for all thrifts for tax years beginning after December 31, 1995 (July 1, 1996, as to Towne Financial). Under the legislation, Towne Financial is required to recapture approximately $487,000 of its bad debt reserves as taxable income, which represents the post-1987 additions to the reserves, and is unable to utilize the percentage of earnings method to compute its reserves in the future. Towne Financial has provided deferred taxes for this amount and will be permitted to amortize the recapture of its bad debt reserves over six years, beginning in fiscal 1999.

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


                          YEAR 2000 COMPLIANCE ISSUES

     The Year 2000 issue is a serious operational problem which is widespread and complex, affecting all industries. The Federal Financial Institution Examination Council (the "FFIEC"), representing the views of each of the primary financial institution regulators, has focused on the risk that programming code in existing computer systems will fail to properly recognize the new millennium when it occurs in the year 2000. According to various studies, most computer programs and related hard-printed memory circuits have been developed utilizing six-digit date fields (YYMMDD) with the YY two-digit field for the year the basis for all calculation formulas. While this two-digit approach has worked in the past, as the financial services industry enters the year 2000, the two-digit field will not permit accurate calculations based on current formulas. For example, January 1, 2000, will read as 000101; many computers will recognize this date as January 1, 1900, or default to January 1, 1980. In either case, the potential impact to data calculations will be significant. Erroneous calculations may occur due to the computers' erroneous reading of the year, or entire systems failures may occur. Other concerns have been raised regarding February 29, 2000, as well as September 9, 1999 (990999), which are new calculation challenges that may result in further problems.

     Most significantly affected are all forms of financial accounting, including interest computations, due dates, pensions, personnel benefits, investments, legal commitments, valuations, fixed asset depreciation lapse schedules, tax filings and financial models. Additional problems may occur on inventory, maintenance and file record retention programs. The total impact is currently unknown; however, it is projected that failure to address these programming code issues and make appropriate changes may expose an institution to all types of risks, including credit, transaction, liquidity, interest rate, compliance, reputation, strategic, price and foreign exchange.

     Programming code changes to account for these issues will require from thousands to millions of lines of code, representing a tremendous time commitment and cost to correct. Many financial institutions, services and vendors are on a tight time line for determining what programming changes to fix, correcting the affected software programs, testing the new software code, and then fully implementing the software changes.

     Blue Ash established a Year 2000 Action Team, which includes senior management representatives and other key employees, to assess the risk of potential problems that might arise from the failures of computer programming to recognize the year 2000 and to develop a plan to mitigate any such risk. Research by the Action Team indicates that the greatest potential impact upon Blue Ash is the risk related to vendors used by Blue Ash, particularly Blue Ash's data processing service bureau. Quarterly progress reports from the service bureau indicate levels of manpower and expertise sufficient to amend and test the adequacy of their computer programming and systems prior to the arrival of the year 2000. All other vendors used by Blue Ash have been identified and requests for year 2000 certifications have been forwarded.

     The year 2000 compliance program established by the Action Team includes quarterly progress reports submitted to the Board of Directors and a target date of December 31, 1998 for all required internal testing of each system utilized, which is expected to be minimal. The Action Team estimates that the impact upon Blue Ash's results of operations, liquidity and capital resources will be immaterial.


                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements and transfers of receivables with recourse. An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held to maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value. SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligations for the liability or is legally released from being the primary obligor. SFAS No. 125 supersedes SFAS No. 122 and was effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and was to be applied prospectively. Earlier or retroactive application was not permitted. The adoption of SFAS No. 125 did not have a material impact on Towne Financial's consolidated financial position or results of operations.

     In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which requires institutions to present basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully-diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares, i.e., no dilutive effect. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128, which superseded Accounting Principles Board ("APB") Opinion No. 15, was effective for interim and annual periods ending after December 15, 1997, and prior year earnings per share disclosures presented for comparative purposes (including those in interim financial statements, summaries of earnings and selected financial data) were to be restated. Early application of SFAS No. 128 was not permitted, although institutions could disclose pro forma earnings per share amounts computed using SFAS No. 128 in financial statement notes in years before the effective date. Effective during the year ended June 30, 1998, Towne Financial began presenting earnings per share pursuant to the provisions of SFAS No. 128. In accordance with the Statement, all prior year earnings per share presentations for comparative purposes have been revised to conform to SFAS No. 128.

     Simultaneously with the issuance of SFAS No. 128, the FASB issued SFAS No. 129, "Disclosure of Information About Capital Structure," which establishes standards for disclosing information about an institution's capital structure. This Statement consolidated existing accounting guidance relating to disclosure about an institution's capital structure and contained no changes in disclosure requirements for institutions that were subject to the previously existing requirements. SFAS No. 129 applied to all institutions, public and nonpublic, and was effective for financial statements issued for periods ending after December 15, 1997. Public companies generally have been required to make disclosures now required by SFAS No. 129 and, therefore, it had no impact on Towne Financial.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. SFAS No. 130 requires that an enterprise
(i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997, and requires restatement of prior year financial statements presented for comparative purposes. The adoption of SFAS No. 130 relates solely to the disclosure provisions, and therefore, will not have a material effect on Towne Financial's consolidated financial position or results of operations.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, but earlier application is encouraged. Segment information reported in earlier years is to be restated to conform to the requirements of SFAS No. 131. Enterprises will not be required to report segment information in interim financial statements in the year of adoption, but comparative financial information is required beginning with the second year after adoption. SFAS No. 131 is not expected to have a material impact on Towne Financial's consolidated financial statements.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises employers' disclosures about pension and other post-retirement benefit plans. It eliminates certain current disclosures and requires additional information about changes in the benefit obligation and the fair values of plan assets. It also standardizes the disclosure requirements of SFAS No. 87, No. 88 and No. 106 to the extent practicable and recommends a parallel format for presenting information about pensions and other postretirement benefits. SFAS No. 132 does not change any of the measurement or recognition provisions provided for in SFAS No. 87, No. 88 or No. 106, and provides reduced disclosure requirements for nonpublic entities. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997, with earlier application encouraged. Restatement of disclosures for earlier periods is required unless the information is not readily available, in which case the notes to the financial statements shall include all available information and a description of the information not available. Management does not expect the adoption of SFAS No. 132 to have a material effect on Towne Financial's consolidated financial position or results of operations.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes uniform accounting and reporting standards for derivative financial instruments and other similar financial instruments and for hedging activities. SFAS No. 133 requires all derivatives to be measured at fair value and be recognized as either assets or liabilities in the statement of financial position. SFAS No. 133 includes a provision that permits the transfer of held to maturity securities to the available for sale category or the trading category on the date of adoption of the Statement. Such transfers from the held to maturity category will not call into question an entity's intent to hold other debt securities to maturity in the future. SFAS No. 133 precludes certain fair value hedges of held to maturity securities and precludes certain cash flow hedges of the variable interest payments of held to maturity securities. SFAS No. 133 therefore includes the provision permitting transfer of securities out of the held to maturity category because it will enable an entity to hedge the securities or the cash flows from the securities in the future. The unrealized holding gain or loss on a held to maturity security that is transferred to the available for sale category should be reported as part of the cumulative effect adjustment in accumulated other comprehensive income, together with other transition adjustments reported in other comprehensive income on adoption of SFAS No. 133. If the security is transferred to the trading category, the unrealized holding gain or loss should be reported as part of the cumulative effect adjustment of adopting SFAS No. 133 in arriving at net income. SFAS No. 133 should be adopted in its entirety; it cannot be adopted piecemeal. All provisions of SFAS No. 133 should therefore be applied on initial application. The Statement is effective for fiscal years beginning after June 15, 1999. Early adoption is permitted as of the beginning of any fiscal quarter that begins after the Statement was issued. Management does not believe that the adoption of SFAS No. 133 will have a material adverse effect on Towne Financial's consolidated financial position or results of operations.


          COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 1998 AND 1997

     At June 30, 1998, Towne Financial's consolidated assets totaled $117.8 million, representing an increase of $15.2 million, or 14.9%, over the $102.6 million asset level at June 30, 1997. The increase in asset size experienced during the year ended June 30, 1998 was funded principally through an increase in deposits of $13.2 million, or 16.1%, and to a lesser extent, an increase in borrowings of $644,000, or 5.3%, an increase in shareholders' equity of $1.1 million, or 13.4%, and an increase realized in all noninterest-bearing liabilities of $369,000, or 34.6%. Such increase in total assets was primarily due to an increase in loans receivable and loans held for sale of $5.6 million, or 8.3%, an increase in mortgage-backed securities of $6.3 million, or 23.4%, and an increase in cash and cash equivalents of $2.9 million, or 107.7%. The current year's growth in assets followed an increase of $10.4 million, or 11.2%, during fiscal 1997. Towne Financial's growth over the last two years was generally indicative of management's efforts to increase net interest income levels by effectively leveraging the capital base. The growth in total assets was also consistent with management's short-term goals and with its strategic objective of continuing to grow the size of the operations within the existing branch structure.

     Cash and due from banks, federal funds sold, interest-bearing deposits and certificates of deposit in other financial institutions totaled approximately $6.1 million at June 30, 1998, an increase of $2.9 million, or 92.0%, from June 30 1997 levels of $3.2 million. The significant increase during fiscal 1998 in cash, cash equivalents and certificates of deposit in other financial institutions was largely driven by growth in deposits, which was coupled with a slowdown in the growth in the loan portfolio during the second half of fiscal 1998 as loan prepayments accelerated. The increase in deposits of $13.2 million, or 16.1%, was primarily used to fund an increase of $5.6 million, or 8.3%, in loans receivable and loans held for sale and an increase of $6.3 million, or 23.4%, in mortgage-backed securities, while the remaining inflows from an increased deposit base and, to a lesser extent, borrowed funds from the Federal Home Loan Bank were invested into federal funds sold. Growth in deposits and borrowings outpaced growth in the loan and investment portfolios, causing the buildup in cash and cash equivalents at June 30, 1998.

     Investment securities designated as available for sale and held to maturity totaled $1.6 million at June 30, 1998, an increase of $219,000, or 15.7%, over June 30, 1997 levels of $1.4 million. This increase in investment securities reflected the purchase of U.S. Government agency obligations and municipal obligations of $2.8 million, which was partially offset by proceeds received from the maturity and call of U.S. Government agency obligations of $2.1 million and proceeds received from sale of municipal obligations of $496,000. With interest rates declining during fiscal 1998, management elected for the most part not to replace all of its called U.S. Government agency obligations with newer ones, as yields on newer fixed-rate short-term callable securities were not as attractive without further extending out the maturities on these securities. As a result, the excess funds were utilized to purchase tax-free fixed-rate municipal obligations designated as available for sale with eight to ten years of call protection and maturities ranging from twelve to twenty-five years. These securities were acquired for the purpose of not holding them to maturity, while in the meantime during the holding period earning an attractive tax equivalent yield in a declining interest rate environment. The overall increase in investment securities during fiscal 1998 resulted from management's decision to leverage funds into higher yielding assets, such as municipal obligations.

     Mortgage-backed securities designated as available for sale and mortgage-backed securities held to maturity increased by approximately $6.3 million, or 23.4%, during the year ended June 30, 1998. This increase in the mortgage-backed securities portfolio was attributed to purchases of $12.7 million in collateralized mortgage obligations and adjustable-rate participation certificates designated by management as available for sale, purchases of $4.9 million in collateralized mortgage obligations designated as held to maturity and a net decrease in unrealized market losses on securities designated as available for sale of $210,000, all of which were partially offset by proceeds from the sale of securities designated as available for sale, net of gains, of $8.8 million, principal repayments and calls on securities of $2.7 million and amortization of premiums and accretion of discounts on securities, net, of $7,000. Management elected to increase the level of its mortgage-backed securities, especially during the last six months of fiscal 1998 when the loan portfolio growth slowed, in attempts to diversify its investment holdings and to increase the volume of interest-earning assets relative to the equity base (leverage) in order to improve net interest income and overall net earnings. Funding the growth in the mortgage-backed securities portfolio was provided primarily from increased deposits, proceeds from the sale of certain securities, principal repayment cash flows on existing securities in the portfolio and utilization from time to time of advances from the Federal Home Loan Bank. During fiscal 1998, management elected to sell for profit, due to favorable market conditions and improved pricing on securities from a lower interest rate environment, certain of its floating-rate collateralized mortgage obligations which the Corporation had a heavy concentration in. In addition, the Corporation sold an adjustable-rate mortgage backed security in order to alleviate the greater prepayment risk exposure inherent in the security resulting from a decline in long-term interest rates throughout fiscal 1998. The sale strategies employed during fiscal 1998 had an additional benefit of allowing management to better diversify its investment positions by reinvesting the proceeds from the sale of securities into short to intermediate-term fixed-rate securities and other floating-rate securities not previously emphasized, adjusting monthly, which were primarily indexed to either the composite prime rate of 75% of the thirty largest U.S. banks, as reported by The Wall Street Journal, or the 10-year U.S. treasury rate. By investing in short to intermediate-term fixed-rate securities, specifically collateralized mortgage obligations, management intended to capitalize if the Federal Reserve began cutting short-term interest rates, which appear artificially high in relation to long-term interest rates. The floating-rate securities tied to the composite prime rate were acquired in order to take advantage of an attractive spread to the comparable U.S. treasury index without incurring a greater prepayment risk stemming from a lower interest rate environment that existed during fiscal 1998. The floating-rate securities tied to the 10-year treasury index were acquired to take advantage of a future steepening yield curve environment. As a result of these acquisitions, management wanted to be in position to not only improve its current overall yield on mortgage-backed securities, but to more favorably capitalize in differing interest rate environments.

     Loans receivable and loans held for sale increased in the aggregate by approximately $5.6 million, or 8.3%, during the year ended June 30, 1998. This increase was largely attributed to loan disbursements, loan purchases and loans originated for sale in the secondary market of $48.5 million, which were partially offset by loan sales, net of gains, of $18.8 million and principal repayments on loans of $24.2 million. Growth in the loan portfolio was primarily due to an increase of $4.3 million, or 8.5%, in one-to-four family residential real estate and construction loans, an increase of $1.0 million, or 35.1%, in multi-family residential real estate loans and an increase of $374,000, or 3.4%, in nonresidential real estate and land loans, all of which were partially offset by a decrease of $72,000, or 2.7%, in home equity line of credit loans and a decrease of $58,000, or 22.9%, in passbook loans to deposit customers and other secured consumer loans. Blue Ash's growth in the loan portfolio has been the result of a continued greater loan origination volume in all types of loans, management's strategy to primarily hold loans in the portfolio subject to certain interest rate risk limitations and management's strategy to redeploy funds from other asset categories into lending activities to the extent practicable. The strategy to hold loans has reflected management's continued desire to grow the Corporation largely through loan portfolio growth, management's desire to obtain a better loan portfolio mix of adjustable- and fixed-rate loans by increasing the fixed-rate portion of its loan portfolio and management's intent to increase its loan-to-deposits ratio. During the second half of fiscal 1998, however, due to a decline in long-term interest rates toward historical lows, management redirected its efforts and strategies on originating for sale in the secondary market all conforming single-family residential mortgage loans in order to reduce its exposure to interest rate risk. From January 1, 1998 to June 30, 1998, the loan portfolio actually decreased by $3.2 million, or 4.2%, as loan sales of $14.5 million and principal repayments on loans of $14.8 million exceeded loan disbursements, purchases and loans originated for sale of $26.1 million. During this six month period of generally lower interest rates, loan originations and loan sales were at higher levels than in prior periods due to an increased loan demand consisting primarily of refinancings and fixed-rate loans. It was management's strategy to accelerate loan originations during this lower interest rate period by utilizing loan sales as a means to accommodate the increased loan volume, thereby slowing loan portfolio growth and increasing other operating income from gains on sale of loans in the secondary market. Management utilized sales of loans in the secondary market as a means of meeting the consumer preference for fixed-rate loans.

If interest rates remain at all time historical lows, selling residential mortgage loans in the secondary market will continue to be a part of Blue Ash's future plans, as this practice will enable Blue Ash to enhance the management of its liquidity position as well as effect changes in its asset and liability mix. Despite the change in strategy of holding all loans in the portfolio which was dictated by a declining interest rate environment, overall loan portfolio growth and loan volume remained strong during the year ended June 30, 1998 due to the continued strong marketing and selling effort by management to originate loans and the continual development and refinement of new loan products and programs to better serve the lending area.

     At June 30, 1998, the Corporation's allowance for loan losses totaled $264,000, an increase of $20,000, or 8.2%, over the $244,000 level represented at June 30, 1997. During the year ended June 30, 1998, the Corporation increased its allowance for general loan losses by $20,000 and allowance for specific loan losses by $4,000, which were partially offset by loan charge-offs of $4,000. The Corporation's internally-classified assets totaled approximately $885,000 at June 30, 1998, as compared to $478,000 at June 30, 1997. Non-performing and nonaccrual loans totaled $885,000, or 1.22% of loans receivable and loans held for sale, at June 30, 1998, and $403,000, or 0.60% of loans receivable and loans held for sale, at June 30, 1997. The increase in internally-classified and non-performing and nonaccrual loans during fiscal 1998 was solely due to an increase in delinquencies of single-family residential mortgage loans. Minimizing the effects of this increase in internally-classified assets and non-performing and nonaccrual loans during fiscal 1998 was the payoff in full of a delinquent single-family loan in the amount of $187,000 subsequent to June 30, 1998. In the opinion of management, such internally-classified assets and non-performing and nonaccrual loans in the aggregate represented an approximate 70-75% loan-to-value ratio at June 30, 1998 and were deemed adequately secured in the event of default by the borrowers. Because the loan loss allowance is based on estimates, it is monitored regularly on an ongoing basis and adjusted as necessary to provide an adequate allowance. The Corporation reviews on a monthly basis its loan portfolio, including problem loans, to determine whether any loans require classification and/or the establishment of appropriate allowances. The allowance for loan losses is determined by management based upon past loss experience, trends in the level of delinquent and problem loans, adverse situations that may effect the borrowers' ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in Blue Ash's lending area. The provision for general loan losses of $20,000 and specific loan losses of $4,000 recorded during the year ended June 30, 1998 was attributed to the overall growth of 8.3% in the loan portfolio and to the increase in internally-classified and non-performing and nonaccrual loans at June 30, 1998. Management believed that the loan loss allowance existing at June 30, 1998 was adequate to cover unforeseen loan losses based upon the ongoing review of such internally-classified assets and non-performing and nonaccrual loans. Although management believed that its allowance for loan losses at June 30, 1998 was adequate based on facts and circumstances available at the time, there can be no assurance that additions to such allowance will not be necessary in future periods which could adversely affect the Corporation's results of operations. At June 30, 1998, the Corporation's allowance for loan losses consisted entirely of general valuation allowances, as defined by the regulations of the OTS, and represented 0.36% of the total amount of loans outstanding, including those loans designated as held for sale, and 30% of internally-classified assets.

     Deposits totaled $95.0 million at June 30, 1998, an increase of $13.2 million, or 16.1%, over the $81.8 million in deposits outstanding at June 30, 1997. The increase in total overall deposits was primarily the result of an increase in certificates of deposit of $13.5 million, or 21.5%, which was partially offset by a decrease in transaction accounts (NOW accounts, money market deposit accounts, passbook accounts and Christmas club accounts) of $268,000, or 1.4%. The increase in certificates of deposit (primarily certificates of deposit with original terms to maturity of two years or less) during the year ended June 30, 1998 was attributed to an increase in certificate of deposit balances obtained from the local market area of $12.5 million, or 21.6%, and an increase in brokered deposits of $985,000, or 20.4%. In an effort to sustain deposit growth during the year ended June 30, 1998, Blue Ash continued its strategy of selectively obtaining brokered deposits and out-of-state funds to supplement its local deposit base. These deposits were typically obtained at interest rates at or below local market interest rates and had terms to maturity of two years or less. Given its other available funding alternatives, Blue Ash has the ability to suspend brokered deposit activity at any time and has the ability to repay its maturities on all brokered deposits without placing any undue risk on its liquidity position or cost of funds. However, as long as demand for new loan production remains strong, brokered deposits will continue to be a viable funding source, as management is reluctant to aggressively price above market and seek at all times certificates of deposit from its local market area. The increase in certificates of deposit from its local market area during the year ended June 30, 1998 was attributed to the influx of new accounts resulting from continued strong marketing efforts and competitive pricing on certificate of deposit accounts. The decrease in transaction accounts, primarily from money market deposit accounts and NOW accounts, which are subject to daily repricing, was primarily due to the decline of $687,000 in the outstanding balance of attorney loan closing checking accounts and the transfer of funds from money market accounts into higher yielding certificate of deposit investments and other investment alternatives such as mutual funds or the stock market, which were both partially offset by an increase in customer checking accounts. As part of its efforts to increase the deposit base, management made a more assertive effort over the last two years in its attempts to minimize the outflow of funds from transaction accounts and to reacquire these deposit balances by placing a stronger emphasis on the cross-selling of deposit products (i.e. checking accounts) at the branch level and developing specific advertising campaigns aimed at transaction account customers. Specifically, in order to better market checking accounts to its customers, Blue Ash introduced a new "free checking" account program in June 1997 at its Mason office. This program was set up to attract a greater volume of checking accounts at that office and to lower deposit costs. During the year ended June 30, 1998, this new checking program helped increase the outstanding balance of checking accounts by 56.8% and the number of checking accounts at the Mason office by 101.1%. Due to the initial success of the program at the Mason office, the "free checking" program was extended to all the offices during the year ended June 30, 1998. As a result of this "free checking" program and all other marketing and selling efforts to date, the outstanding balance of all checking accounts increased by $568,000, or 19.4%, the number of overall checking accounts increased by 17.4% and the outstanding balance of passbook and club accounts increased by $144,000, or 1.8%, during the year ended June 30, 1998. The overall growth in deposits during the year ended June 30, 1998 reflected management's continuing efforts to maintain steady growth and was consistent with management's short-term and long-term goals. From time to time, however, in an attempt to closely control its overall cost of funds and based on the current interest rate environment, management may temporarily elect to use alternative funding sources, such as brokered deposits. It is the continued goal of management to increase loan production and the level of loan retention, thereby increasing the need for overall deposits and available liquid assets. Management expects to continue meeting the need for deposits, for the most part, through increased marketing and competitive pricing of the Company's deposit products, which could result in additional operating expenses and interest expense.

     Total borrowings, which consisted principally of Federal Home Loan Bank advances at June 30, 1998, increased by $644,000, or 5.3%, from $12.1 million at June 30, 1997 to $12.7 million at June 30, 1998. This increase in borrowings during the year ended June 30, 1998 was primarily due to proceeds of $10.0 million received from advances from the Federal Home Loan Bank, which was partially offset by repayments of $9.3 million from advances from the Federal Home Loan Bank. During the year ended June 30, 1998, Blue Ash repaid the remaining $800,000 outstanding balance on its line-of-credit facility with the Federal Home Loan Bank by obtaining an $800,000 one-year LIBOR-based advance, adjusting monthly. An additional $700,000 one-year LIBOR-based advance, adjusting monthly, was also utilized for short-term funding of the asset growth versus offering special rates on short-term deposits. In attempts to restructure its borrowings by extending out its maturities and lowering its overall cost of borrowings, management elected to take advantage of special borrowing offerings from the Federal Home Loan Bank during fiscal 1998. Blue Ash obtained a $3.5 million convertible fixed-rate ten-year/one-year advance with an interest rate of 5.15% in March 1998 and a $2.5 million convertible fixed-rate ten-year/one-year advance with an interest rate of 5.24% in June 1998. These rates were below the treasury rates of comparable final maturities because Blue Ash was allowing the Federal Home Loan Bank at its option to convert these fixed-rate advances on a quarterly basis to LIBOR-based adjustable-rate advances after the first year of the advances. If the Federal Home Loan Bank does not convert the advances to LIBOR floating rates on the initial option date, the advances will remain at the original fixed rates until final maturity in ten years or the next quarterly option date. If the Federal Home Loan Bank does convert the advances to LIBOR, then Blue Ash may pay off the advances in whole or in part on any of the quarterly repricing dates with no fee. By obtaining these convertible fixed-rate advance offerings at interest rates of 5.15% and 5.24%, respectively, approximately $2.9 million in one-year LIBOR-based advances were repaid in March 1998, $600,000 in one-year LIBOR-based advances were repaid in April 1998 and $2.5 million in maturing five-year fixed-rate advances were repaid in June 1998, enabling Blue Ash to lower its overall cost of funds on borrowings. The adjustable-rate LIBOR-based advances which were repaid had an average cost of approximately 5.63% and the maturing five-year fixed-rate advances had an average cost of 5.55%. From time to time, Federal Home Loan Bank advances are utilized as an alternative funding source or as a supplement to deposits if the cost of such borrowings is favorable in comparison to the cost of deposits. Federal Home Loan Bank advances are utilized by Blue Ash for funding in times of low cash availability, as well as funding specific needs, such as large loans. Another use is the funding of investments and mortgage-backed securities, where an attractive spread is offered when compared to the cost of borrowing, and where both the security and the borrowing may have similar terms to maturity or similar repricing patterns. Management believes that the use of Federal Home Loan Bank advances is a prudent measure in the above instances. Additionally, Federal Home Loan Bank advances may also be used as an instrument in the control of interest rate risk when appropriate. In future periods, management may acquire additional Federal Home Loan Bank advances to fund loan production, to acquire investments and mortgage-backed securities, or as a tool to manage the interest rate risk of Blue Ash.

     Shareholders' equity totaled $8.7 million at June 30, 1998, an increase of $1.1 million, or 13.4%, over the total of $7.6 million at June 30, 1997. The increase in shareholders' equity was due primarily to net earnings for the year of $938,000, a reduction in required contributions of the Employee Stock Ownership Plan of $30,000 and a decrease in unrealized market losses on securities designated as available for sale, net of related tax effects, of $141,000, all of which were partially offset by the payment of dividends to shareholders of $84,000. At June 30, 1998, shareholders' equity as a percentage of total assets was 7.4%.


                    COMPARISON OF THE RESULTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

     General

     Net earnings amounted to $938,000 for the year ended June 30, 1998, representing an increase of $573,000, or 157.0%, over the $365,000 in net earnings recorded for the year ended June 30, 1997. The improvement in earnings level for the year ended June 30, 1998 was primarily attributable to an increase in net interest income after provision for losses on loans of $329,000, or 12.1%, an increase in other income of $288,000, or 135.8%, and a decrease in general, administrative and other expense of $251,000, or 10.6%. The increase in earnings level before federal income taxes of $868,000, or 153.4%, resulted in an increase in the provision for federal income taxes of $295,000, or 146.8%. The Corporation's net earnings for the year ended June 30, 1997 were negatively impacted by a special assessment levied on all savings institutions insured by SAIF of the FDIC to recapitalize the SAIF to the required statutory level in accordance with legislation enacted into law in fiscal 1997. Excluding the nonrecurring after-tax charge of $242,000 due to the special assessment, the Corporation would have shown net earnings of $607,000, or $2.81 per share on a diluted basis, for the year ended June 30, 1997. Excluding the SAIF charge in fiscal 1997, net earnings for the year ended June 30, 1998 still would have represented an increase in net earnings of $331,000, or 54.5%, and an increase in diluted earnings per share of $1.47, or 52.3%, over fiscal 1997.

     Net Interest Income and Provision for Losses on Loans

     The Corporation's net interest income increased by $335,000, or 12.3%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The increase in net interest income during fiscal 1998 was primarily the result of an increase in total interest income, due to increases in the average outstanding balances of all the Corporation's interest-earning assets (loans, mortgage-backed securities, investment securities and other interest-earning assets), and to increases in the weighted-average rates earned on loans and other interest-earning assets, which were partially offset by declines in the weighted-average rates earned on mortgage-backed securities and investment securities. Total interest income on the Corporation's interest-earning assets increased by $1.3 million, or 17.7%, during fiscal 1998 due to overall increases of $14.9 million, or 16.3%, in the average outstanding balances of such assets, which were coupled with overall increases of 9 basis points (100 basis points equals 1%), or 1.1%, in the weighted-average yields earned on such assets. The increase in total interest income during fiscal 1998 was partially offset by an increase in total interest expense, primarily due to increases in the average outstanding balances of deposits and borrowings and to an increase in the weighted-average rate paid on deposits, which were partially offset by a decrease in the weighted-average rate paid on borrowings. Total interest expense on the Corporation's interest-bearing liabilities for fiscal 1998, as compared to fiscal 1997, increased by $935,000, or 21.0%, due to overall increases of $14.1 million, or 16.1%, in the average outstanding balances of such liabilities, which were coupled with overall increases of 21 basis points, or 4.1%, in the weighted- average yields paid on the Corporation's interest-bearing liabilities. The upward movement in the average yields earned on the Corporation's interest-earning assets compared to the average yields paid on the Corporation's interest-bearing liabilities reflected liabilities repricing upward more rapidly than assets. Such changes in yields earned and paid were reflected in the interest rate spread, which had decreased from 2.80% during fiscal 1997 to 2.68% during fiscal year 1998, and the net yield (net interest income as a percentage of average interest-earning assets), which had decreased from 2.99% during fiscal 1997 to 2.89% during fiscal 1998. The major factors contributing to the decreases in the interest rate spread and the net yield year-to-year were the decline in long-term interest rates toward historical lows and the extremely flat yield curve which developed toward the second half of fiscal 1998, which made it more difficult for the Corporation to earn a significant positive spread on new deposit and new borrowing activity.

     Interest income on loans increased by $1.1 million, or 20.4%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The increase in interest income on loans during fiscal 1998 was due to an increase of $11.6 million, or 19.1%, in the average balance of loans outstanding, which was coupled with an increase of 10 basis points, or 1.2%, in the weighted-average rate earned on loans. The increase in the average outstanding balance of loans year-to-year reflected a continuation of loan demand in which loan originations and purchases exceeded loan principal repayments, sales and payoffs. The growth in the loan portfolio was also attributed to management's ongoing strategy to portfolio fixed-rate mortgage loans subject to certain interest rate risk limitations. The increase in the average yield earned on loans was principally the result of management's strategy to hold fixed-rate mortgage loans to the extent practicable, so as to improve interest rate spread and overall net earnings. The greater percentage of outstanding fixed-rate mortgage loans in the loan portfolio during fiscal 1998, the greater volume of originations of multi-family and nonresidential loans, the upward repricing of existing adjustable-rate ("teaser") mortgage loans and strong consumer preferences toward originating fixed-rate mortgages as opposed to lower rate adjustable mortgages in a relatively stable but lower interest rate environment are other contributing factors leading to overall higher loan yields during fiscal 1998, all of which were partially offset by the acceleration of prepayments on higher yielding fixed-rate mortgage loans held in the portfolio during the second half of fiscal 1998.

     Interest income on mortgage-backed securities designated as available for sale and held to maturity increased by $76,000, or 4.3%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The increase in interest income on mortgage-backed securities during fiscal 1998 was the result of a increase in the average outstanding balance of mortgage-backed securities of $1.6 million, or 5.9%, which was partially offset by a decline in the weighted-average rate earned on such assets of 10 basis points, or 1.6%. The increase in the average outstanding balance of mortgage-backed securities reflected the purchases of fixed-rate and floating-rate collateralized mortgage obligations, which were partially offset by principal repayments and sales of securities. As long-term interest rates declined and greater emphasis was placed on originating fixed-rate loans for sale during the second half of fiscal 1998, management elected to shift more funds from other asset categories into the mortgage-backed securities portfolio as loan portfolio growth slowed from the increased refinancing and payoff of higher rate portfolio fixed-rate loans. Such increase in the average balance of mortgage-backed securities outstanding was attributable in part to a strategy adopted by management to sustain continued growth in asset levels by primarily using deposits and repayment cash flows to fund purchases of such assets. From time to time when circumstances dictate and opportunities exist, purchases of mortgage-backed securities are leveraged against advances from the Federal Home Loan Bank to obtain a particular interest rate spread. The increased volume of mortgage-backed securities, which supplemented the growth in the loan portfolio, helped improve the Corporation's overall interest rate spread and net earnings level as well as achieve better diversification of securities within the portfolio. The decrease in the weighted-average yield earned on mortgage-backed securities year-to-year generally reflected the greater principal repayments on higher yielding securities due to a declining interest rate environment in fiscal 1998 and the downward movement in the U.S. treasury rates which a certain segment of the Corporation's adjustable-rate and floating-rate mortgage-backed securities and collateralized mortgage obligations are tied to in determining interest rate changes. Such decreases in the U.S. treasury indexes were partially offset by an increase in the eleventh district cost of funds index on which a large part of the Corporation's adjustable-rate and floating-rate securities portfolio are tied to in determining interest rate changes.

     Interest and dividend income on investment securities and other interest-earning assets increased in the aggregate by $125,000, or 61.6%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The increase during fiscal 1998 was primarily due to increases of $275,000, or 22.2%, and $1.4 million, or 75.3%, in the average outstanding balances of investment securities and other interest-earning assets (primarily interest-bearing deposits in other financial institutions), respectively, and to an increase in the weighted-average rate earned on other interest-earning assets of 86 basis points, or 14.2%, all of which were partially offset by a decline of 48 basis points, or 6.5%, in the weighted-average rate earned on investment securities. The increase in the average outstanding balance of investment securities was principally due to the purchase of callable U.S. Government agency obligations and municipal obligations. U.S. Government agency obligations were generally acquired for liquidity purposes as well as to provide the Corporation with attractive, above market interest rates to compensate for the call feature inherent in these securities. Such callable securities were principally viewed by management as "yield enhancers," especially during a flat yield curve environment that predominately existed at the time of many of these purchases, and helped improve the Corporation's overall yield on investment securities from past levels. During the second half of fiscal 1998 as interest rates continued falling toward historical lows, the purchasing of new U.S. Government agency obligations became less attractive as interest rate spreads tightened and call periods shortened. As a result, the Corporation began purchasing tax-free fixed-rate municipal obligations with good call protections and relatively attractive tax equivalent yields in comparison to other investment alternatives. These municipal securities were primarily designated as available for sale and were utilized to supplement the overall asset yields while loan portfolio growth slowed. The decrease in the weighted-average yield earned on investment securities was the function of a lower interest rate environment year-to-year, as newer securities' purchases were obtained at lower rates than those securities previously purchased. The increase in other interest-earning assets was attributed in part to increased liquidity needs resulting from significant asset growth year-to-year and growth in deposits and borrowings outpacing growth in loans and investments. The increase in the weighted-average rate earned on such assets year-to-year was the direct result of an increase in short-term interest rates by the Federal Reserve in March 1997 and the purchase of high yielding short-term certificate of deposit investments for the portfolio which were primarily acquired in fiscal 1997. These certificate of deposit investments were primarily adjustable in nature and interest rate changes moved in the opposite direction of market interest rates.

     Interest expense on deposits, the largest component of the Corporation's interest-bearing liabilities, increased by $847,000, or 22.3%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The increase in interest expense on deposits during fiscal 1998 was due to an increase of $12.7 million, or 16.5%, in the average balance of deposits outstanding, which was coupled with an increase of 25 basis points, or 5.1%, in the weighted-average rate paid on deposits. The increase in the average balance of deposits outstanding during the years presented reflected a significant increase in term certificates of deposit (primarily certificates of deposit with original terms to maturity of two years or less) of $13.1 million, or 22.7%, which was partially offset by a decline of $437,000, or 2.3%, in deposit balances subject to daily repricing (passbook, money market deposit and NOW accounts). Such increase in certificates of deposit emanated from depositors' preference for shifting funds from deposits subject to daily repricing to higher yielding term certificates of deposit and from an influx of new deposits due to increased marketing and selling efforts by management and competitive pricing strategies. In addition, during fiscal 1998, management utilized brokered deposits and other out-of-state funds as an alternative source of funds in an effort to continue the growth in certificates of deposit. In many cases, interest rates paid on brokered deposits were actually the same or lower than interest rates paid on local deposits. The increase in the average outstanding balance of deposits was necessary to predominately fund the growth in the loan and mortgage-backed securities portfolios.

The increase in the weighted-average rate paid on deposit accounts year-to-year reflected higher market rates of interest. Specifically, the weighted-average rate paid on certificates of deposit increased from 5.68% during fiscal 1997 to 5.86% during fiscal 1998, while the weighted-average rate paid on transaction accounts decreased slightly from 2.70% during fiscal 1997 to 2.64% during fiscal 1998.

     Interest expense on borrowings, consisting primarily of fixed-rate Federal Home Loan Bank advances, special convertible fixed-rate advances and, to a lesser extent, an adjustable-rate loan of the ESOP, increased by $88,000, or 13.2%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The increase in interest expense on borrowings during fiscal 1998 was attributed to an increase of $1.5 million, or 13.3%, in the average outstanding balance of borrowings, which was partially offset by a decline of 1 basis point, or 0.2%, in the weighted-average rate paid on borrowings. Such increase in the average outstanding balance of borrowings year-to-year was the result of management utilizing new borrowings from the Federal Home Loan Bank to assist, in part, in funding the Corporation's lending and investment activities. Advances from the Federal Home Loan Bank were utilized by management as an alternative funding source to deposits in order to provide additional liquidity and sources of funds to the lending function during periods of cash outflows, as well as to pursue its lending and investment programs when the opportunities existed. During fiscal 1998, the weighted-average rate paid on borrowings declined to 6.05%, a reduction of 1 basis point, or 0.2%, from 6.06% during fiscal 1997. This decline in the weighted-average rate paid year-to-year generally reflected management's restructuring efforts of its borrowing mix by lengthening out maturities in a lower interest rate environment that prevailed throughout fiscal 1998. Management accomplished its objectives by taking advantage of special convertible fixed-rate advances offered at attractive rates by the Federal Home Loan Bank and paying off higher rate short-term LIBOR-based advances as well as replacing a maturing five year fixed-rate advance. Such restructuring of its total borrowings allowed Blue Ash the opportunity to reduce its costs of funds on $6.0 million of borrowings by approximately 43 basis points. Reducing the weighted-average rate paid on borrowings through restructuring was partially offset by the maturity of $2.5 million in low fixed-rate advances in fiscal 1997 and the higher costs associated with certain adjustable-rate advances acquired in fiscal 1998 in comparison to those acquired in past years.

     The Corporation's provision for losses on loans increased by $6,000, or 33.3%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The provision for losses on loans, which was comprised of discretionary additions to the general loan loss allowance and specific loan losses, represents a charge to earnings to maintain the allowance for loan losses at a level management believes is adequate to absorb losses in the loan portfolio. The fiscal 1998 loan loss provision was the result of management's continued efforts to set the allowance at a level considered to be appropriate based upon the internal analysis of the risk of loss in the loan portfolio. Among the factors considered in this analysis were the assessment of general economic conditions in Blue Ash's lending area applied to the portfolio, analysis of specific loans in the portfolio, known and inherent risk in the portfolio, growth in the loan portfolio, changes in the composition of loans and other factors previously discussed. The Corporation has historically followed strict underwriting guidelines in its loan origination process, and this is considered to be one of the many factors which have resulted in minimal loan losses (charge-offs) over the past five years. The Corporation's provision for losses on loans during the year ended June 30, 1998 was principally attributable to loan portfolio growth of 8.3%, and to increases in internally-classified assets and non-performing and nonaccrual loans. Management uses the best information available in providing for possible loan losses and believes that the allowance is adequate to cover any unforeseen losses in the loan portfolio at June 30, 1998. However, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

     As a result of the foregoing changes in interest income, interest expense and provision for losses on loans, net interest income after provision for losses on loans increased during the year ended June 30, 1998 by $329,000, or 12.1%, as compared to the year ended June 30, 1997.

     Other Income

     Total other income increased by $288,000, or 135.8%, from $212,000 during the year ended June 30, 1997 to $500,000 during the year ended June 30, 1998. The primary reasons for this rise in other income during fiscal 1998 were an increase in gain on sale of mortgage loans of $301,000, or 470.3%, an increase in gain on sale of mortgage-backed securities designated as available for sale of $14,000, or 100.0%, an increase in gain on sale of investment securities of $3,000, an increase in service fees, charges and other operating income of $14,000, or 40.0%, and a decrease in loss on sale of real estate acquired through foreclosure of $1,000, all of which were partially offset by a decrease in loan servicing fees of $45,000, or 45.0%.

     The increase in gain on sale of mortgage loans of $301,000, or 470.3%, year-to-year was the result of an increase of $328,000 in gains (including mortgage servicing rights pursuant to SFAS No. 125) on the sale of mortgage loans in the secondary market, which was partially offset by the absence in fiscal 1998 of $27,000 in unrealized market gains on loans identified as held for sale during fiscal 1997. The Corporation recognized gains on the sale of mortgage loans in the secondary market of $365,000 and $37,000 during the years ended June 30, 1998 and 1997, respectively. Such gains were the result of Blue Ash selling its fixed-rate single-family residential mortgage loans to the Federal Home Loan Mortgage Corporation in the secondary market as a means of minimizing interest rate risk as well as generating additional funds for lending and other purposes. Loan sales volume increased dramatically during fiscal 1998, as the demand for fixed-rate single-family residential mortgage loans was stronger within Blue Ash's lending area than during fiscal 1997 due to a lower interest rate environment prevailing during fiscal 1998. As a result, proceeds from the sale of loans in the secondary market increased from $1.9 million during fiscal 1997 to $18.9 million during fiscal 1998, an increase of $17.0 million, or 870.7%, and loans originated for sale in the secondary market increased from $1.7 million during fiscal 1997 to $18.9 million during fiscal 1998, an increase of $17.2 million, or 996.1%. In order to adequately meet the increased demand for lower rate fixed-rate mortgages and refinancings of higher rate fixed-rate mortgages and adjustables during fiscal 1998, management began placing more emphasis on loans originated for sale in the secondary market as opposed to holding loans in the portfolio as it had predominately done over the past two years. Such a change in strategy had the effect of slowing loan portfolio growth and core earnings, while at the same time increasing gains on sale of loans and reducing the Corporation's overall exposure to interest rate risk.

     The increases in gain on sale of mortgage-backed securities of $14,000, or 100.0%, and investment securities of $3,000 during the year ended June 30, 1998 were due to increased sales activity. During fiscal 1998, there were proceeds of $8.9 million from the sale of mortgage-backed securities and $496,000 from the sale of investment securities, while there was only $1.1 million in total sales proceeds from securities during fiscal 1997. Such sales activity in fiscal 1998 was predicated upon the declining interest rate environment that prevailed and better diversifying the mortgage-backed securities portfolio so as to improve the Corporation's overall yield and market performance to varying interest rate environments. The decrease in loan servicing fees of $45,000, or 45.0%, during fiscal 1998 was principally attributed to a decline of approximately $480,000, or 1.1%, in the average outstanding balance of loans sold in the secondary market and to other financial institutions, which was coupled with an increase of $39,000 in expenses for amortization and impairment of originated mortgage servicing rights under SFAS No. 125 due to a greater mortgage servicing rights portfolio during fiscal 1998 and to accelerated prepayments of mortgages associated with a declining interest rate environment. The increase in service fees, charges and other operating income of $14,000, or 40.0%, reflected increased fees generated year-to-year from NOW accounts, construction loan draws, mortgage loan modifications and conversions of adjustable-rate mortgage loans to fixed, which were partially offset by a reduction in fee income received from correspondent lenders for nonconforming loans.

     General, Administrative and Other Expense

     Total general, administrative and other expense decreased by $251,000, or 10.6%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The components of this decrease in total general, administrative and other expense during fiscal 1998 were comprised of a decrease in federal deposit insurance premiums of $414,000, or 88.7%, a decrease in amortization of goodwill of $4,000, or 10.5%, and a decrease in data processing expense of $1,000, or 1.0%, all of which were partially offset by an increase in employee compensation and benefits of $129,000, or 12.9%, an increase in occupancy and equipment expense of $22,000, or 6.2%, an increase in advertising expense of $6,000, or 6.7%, an increase in state franchise tax expense of $4,000, or 4.3%, and an increase in other operating expense of $7,000, or 3.2%.

     The driving factor behind the significant decline in total general, administrative and other expense during fiscal 1998 was the decrease in federal deposit insurance premiums of $414,000, or 88.7%, which was due to the one-time special assessment of $366,000 to recapitalize the SAIF to federally-mandated levels and to reduced deposit insurance premiums of $48,000 following the September 1996 SAIF recapitalization. Excluding the SAIF special assessment, however, total general, administrative and other expense would have only increased from $2.0 million during fiscal 1997 to $2.1 million during fiscal 1998, an increase of $115,000, or 5.8%.

     The principal category of the Corporation's general, administrative and other expense is employee compensation and benefits. The increase in this expense category of $129,000, or 12.9%, during fiscal 1998, as compared to fiscal 1997, was primarily due to normal merit increases, increases in loan officer salaries due to a restructuring in the method of compensating these employees, increases in employee group health insurance premiums, increases in expenses related to the ESOP due to the payout of benefits to terminated employees, increases in loan officer bonus expense as a result of a greater lending volume, increases in annual bonus expense to employees and officers stemming from a higher earnings level and increases in certain payroll-related taxes such as social security taxes, all of which were partially offset by a decrease in director medical reimbursement expenses and an increase of $87,000, or 82.9%, in deferred loan origination costs in accordance with SFAS No. 91 as a result of an approximate $19.6 million, or 67.6%, increase in total lending volume year-to-year and increased loan personnel costs per loan during fiscal 1998.

     The increase in occupancy and equipment expense of $22,000, or 6.2%, was largely due to increases in office building repair and maintenance, furniture and fixture expenses, telephone expense, postage and expenses associated with ATM processing. The increase in advertising expense of $6,000, or 6.7%, was principally attributable to a continuation of intensified marketing and selling efforts by management, which were directed toward the loan origination function and attracting new deposits. The decrease of $1,000, or 1.0%, in data processing and related fees, which are based on the outstanding number of loan and deposit accounts, reflected the negotiation of lower costs in the renewal of Blue Ash's contract with its third party provider of data processing services during fiscal 1998, which was partially offset by an increased average deposit base as well as growth in lending operations. The increase in state franchise tax expense of $4,000, or 4.3%, was primarily attributed to an enhanced equity capital position year-to-year. The increase in other operating expense of $7,000, or 3.2%, was primarily due to increases in supervisory assessments, directors' and officers' insurance, organizational dues and subscriptions, charitable contributions, NOW accounts, filing fees of public documents, printing expenses of annual report to shareholders, office supplies as a result of an expanded loan and savings operation and legal expenses pertaining to problem loans and adoption of the Corporation's 1997 Stock Option Plan, all of which were partially offset by a reduction in outside consulting services, real estate owned expenses and nonrecurring miscellaneous expenses.

     Federal Income Taxes

     The provision for federal income taxes totaled $496,000 for the year ended June 30, 1998, as compared to $201,000 for the year ended June 30, 1997, an increase of $295,000, or 146.8%. The increase in the provision for federal income taxes reflected the higher level of pre-tax earnings for the year ended June 30, 1998, an increase of $868,000, or 153.4%, from $566,000 during the year
ended June 30, 1997 to $1.4 million during the year ended June 30, 1998. As previously discussed, the one-time charge to replenish the SAIF had a detrimental impact on net earnings for the year ended June 30, 1997. As a result, the level of federal income tax expense for each of the years ended June 30, 1998 and 1997 generally reflected the level of pre-tax earnings for such years. The Corporation's effective tax rates amounted to 34.6% and 35.5% for the years ended June 30, 1998 and 1997, respectively.


                    COMPARISON OF THE RESULTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

     General

     Net earnings amounted to $365,000 for the year ended June 30, 1997, a decrease of $156,000, or 29.9%, from the $521,000 in net earnings recorded for the year ended June 30, 1996. The decrease in net earnings was primarily attributable to an increase in general, administrative and other expense of $358,000, or 17.9%, and a decrease in other income of $258,000, or 54.9%, which were partially offset by an increase in net interest income after provision for losses on loans of $377,000, or 16.1%. The decrease in earnings level before federal income taxes of $239,000, or 29.7%, resulted in a decrease in the provision for federal income taxes of $83,000, or 29.2%. As previously discussed, the earnings level of $365,000 for the year ended June 30, 1997 was greatly affected by a nonrecurring $242,000 after-tax charge to net earnings, or $1.12 per diluted share, for the FDIC special assessment to recapitalize the SAIF to the required statutory level in accordance with the legislation enacted into law during fiscal 1997. Excluding the detrimental effects on net earnings of the one-time SAIF recapitalization charge, net earnings for the year ended June 30, 1997 would have been recorded at $607,000, as compared to $521,000 for the year ended June 30, 1996, an increase of $86,000, or 16.5%.

     Net Interest Income and Provision for Losses on Loans

     The Corporation's net interest income increased by $384,000, or 16.4%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The increase in net interest income during fiscal 1997 was primarily the result of an increase in total interest income, due to increases in the average outstanding balances of loans, mortgage-backed securities and investment securities, and to increases in the weighted-average rates earned on loans and investment securities, which were partially offset by a decrease in the average outstanding balance of other interest-earning assets and to declines in the weighted-average rates earned on mortgage-backed securities and other interest-earning assets. Total interest income on the Corporation's interest-earning assets increased by $782,000, or 12.2%, during fiscal 1997 due to overall increases of $9.2 million, or 11.3%, in the average outstanding balances of such assets, which were coupled with overall increases of 7 basis points, or 0.9%, in the weighted-average yields earned on such assets. The increase in total interest income during fiscal 1997 was partially offset by an increase in total interest expense, primarily due to increases in the average outstanding balance of deposits and borrowings, which were partially offset by declines in the weighted-average rates paid on deposits and borrowings. Total interest expense on the Corporation's interest-bearing liabilities for fiscal 1997, as compared to fiscal 1996, increased by $398,000, or 9.8%, due to overall increases of $9.0 million, or 11.4%, in the average outstanding balances of such liabilities, which were partially offset by overall declines of 7 basis points, or 1.4%, in the weighted-average rates paid on the Corporation's interest-bearing liabilities. The upward movement in the average yields earned on the Corporation's interest-earning assets compared to the downward movement in the average yields paid on the Corporation's interest-bearing liabilities reflected a widening of the interest rate spread during fiscal 1997, which correlated into increased core earnings. Such positive movement in yields earned and paid was reflected in the interest rate spread, which had increased from 2.66% in fiscal 1996 to 2.80% in fiscal 1997, while the net yield (net interest income as a percentage of average interest-earning assets) increased from 2.86% in fiscal 1996 to 2.99% in fiscal 1997. The major factor contributing to the increases in the interest rate spread and net yield year-to-year was believed to be management's concerted efforts in growing the loan portfolio by holding in the portfolio the majority of fixed-rate loans originated in the fiscal 1997 interest rate environment.

     Interest income on loans increased by $811,000, or 18.3%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The increase in interest income on loans during fiscal 1997 was due to an increase of $9.2 million, or 17.9%, in the average balance of loans outstanding, which was coupled with an increase 3 basis points, or 0.3%, in the weighted-average rate earned on loans. The increase in the average outstanding balance of loans year-to-year reflected a continuation of loan demand in which loan originations and purchases exceeded loan principal repayments, sales and payoffs. The growth in the loan portfolio was also attributed to management's decision to portfolio fixed-rate loans in the fiscal 1997 interest rate environment subject to certain interest rate risk limitations. The increase in the average yield earned on loans was principally the result of management's strategy to hold fixed-rate mortgage loans, so as to improve interest rate spread and overall net earnings. The greater percentage of outstanding fixed-rate mortgage loans in the loan portfolio in fiscal 1997, the upward repricing of existing adjustable-rate ("teaser") mortgage loans and strong consumer preferences toward originating fixed-rate mortgages as opposed to lower rate adjustable mortgages in a relatively stable interest rate environment are other contributing factors leading to overall higher loan yields in fiscal 1997. All these factors were coupled with a generally higher interest rate environment prevailing during fiscal 1997.

     Interest income on mortgage-backed securities designated as available for sale and held to maturity decreased by $10,000, or 0.6%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The decrease in interest income on mortgage-backed securities was the result of a decrease in the weighted-average rate earned on such assets of 9 basis points, or 1.4%, which was partially offset by an increase in the average outstanding balance of mortgage-backed securities of $238,000, or 0.9%. The increase in the average balance of mortgage-backed securities outstanding during fiscal 1997 reflected the purchase of floating-rate collateralized mortgage obligations designated as available for sale, the purchase of collateralized mortgage obligations designated as held to maturity for liquidity and diversification purposes, the purchase of an adjustable-rate participation certificate and the sale of securities in fiscal 1996, all of which were partially offset by principal repayments on securities with respect to the underlying loans and the sale of securities in fiscal 1997. Such increase in the average balance of mortgage-backed securities outstanding was attributable in part to a strategy adopted by management to sustain continued growth in asset levels by primarily using deposits and repayment cash flows to fund purchases of such assets. The increased volume of mortgage-backed securities, which supplemented the growth in the loan portfolio, helped improve the Corporation's overall interest rate spread and net earnings level. The increase in the average balance of mortgage-backed securities outstanding, however, began shrinking during the second half of fiscal 1997 as management shifted more proceeds from sales of securities and principal repayments towards the origination of loans. Management's primary objective during fiscal 1997 was to grow the loan portfolio by shifting funds from other asset categories to the extent practicable. The decline in the weighted-average yield earned on mortgage-backed securities generally reflected the downward movement of interest rate changes on the Corporation's adjustable-rate and floating-rate mortgage-backed securities and collateralized mortgage obligations.

     Interest and dividend income on investment securities held to maturity and other interest-earning assets decreased in the aggregate by $19,000, or 8.6%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The decrease during fiscal 1997 was due primarily to a decrease of $657,000, or 26.2%, in the average balance outstanding of other interest-earning assets and a decline of 53 basis points, or 8.0%, in the weighted-average rate earned on other interest-earning assets, which were partially offset by an increase of $446,000, or 56.3%, in the average balance outstanding of investment securities and an increase of 15 basis points, or 2.1%, in the weighted-average rate earned on investment securities. The increase in the average outstanding balance of investment securities during fiscal 1997 was largely attributable to the purchase of callable U.S. Government agency obligations in both fiscal 1997 and 1996, which was partially offset by the call of some of these securities and the maturities of other investment securities during fiscal 1997. Such callable obligations were generally offered at attractive, above-market rates in order to compensate the buyer for the call feature and helped improve the Corporation's overall yield on investment securities and interest rate spread. The increase in the weighted-average rate earned on investment securities during fiscal 1997 was due to the purchase of callable U.S. Government agency obligations at rates generally higher than those securities called or matured in fiscal 1997, resulting from a generally higher interest rate environment. The reduction in other interest-earning assets was the function of a steadily growing lending operation, while the decline in yield earned on such short-term liquid assets was due in part to two interest rate reductions by the Federal Reserve in fiscal 1996, which was partially offset by one interest rate increase in fiscal 1997.

     Interest expense on deposits increased by $356,000, or 10.4%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The increase in interest expense on deposits during fiscal 1997 was due to an increase of $8.2 million, or 12.0%, in the average balance of deposits outstanding, which was partially offset by a decrease of 8 basis points, or 1.6%, in the weighted- average rate paid on deposits. The increase in the average balance of deposits outstanding during the fiscal years presented reflected a significant increase in term certificates of deposit (primarily certificates of deposit with original terms to maturity of two years or less) of $8.7 million, or 17.8%, which was partially offset by a decline of $461,000, or 2.3%, in deposit balances subject to daily repricing (passbook, money market deposit and NOW accounts). Such increase in certificates of deposit emanated from depositors' preference for shifting funds from deposits subject to daily repricing to higher yielding term certificates of deposit and from an influx of new deposits due to increased marketing and selling efforts by management and competitive pricing strategies. In addition, during fiscal 1997, management began utilizing more frequently brokered deposits and other out-of-state funds as an alternative source of funds in an effort to continue the growth in certificates of deposit. In many cases, interest rates paid on brokered deposits were actually the same or lower than interest rates paid on local deposits. The increase in the average outstanding balance of deposits was necessary to predominately fund the growth in the loan portfolio. The decrease in the weighted- average rate paid on deposit accounts year-to-year reflected lower market rates of interest during fiscal 1997, as compared to fiscal 1996. Specifically, the weighted-average rate paid on certificates of deposit decreased from 5.88% in fiscal 1996 to 5.68% in fiscal 1997, which was coupled with a decrease in the weighted-average rate paid on transaction accounts from 2.84% in fiscal 1996 to 2.70% in fiscal 1997.

     Interest expense on borrowings, consisting primarily of fixed-rate Federal Home Loan Bank advances, adjustable-rate LIBOR-based advances and line of credit advances and, to a lesser extent, an adjustable-rate loan of the ESOP, increased by $42,000, or 6.7%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The increase in interest expense on borrowings during fiscal 1997 was attributed to an increase of $785,000, or 7.7%, in the average outstanding balance of borrowings, which was partially offset by a decrease of 5 basis points, or 0.8%, in the weighted-average rate paid on borrowings. The increase in the average outstanding balance of borrowings year-to-year was the result of management utilizing new borrowings from the Federal Home Loan Bank to assist, in part, in funding the Corporation's lending and investment activities. Such increase in the average outstanding balance of borrowings was partially offset by significant principal repayments on Federal Home Loan Bank advances and other short-term borrowings in fiscal 1996. These repayments in fiscal 1996 were funded with excess liquidity and deposit inflows, as it was management's intent of principally growing the Corporation through an increased deposit base. During fiscal 1997, however, advances from the Federal Home Loan Bank were utilized by management as an alternative funding source to provide additional liquidity and sources of funds to the lending function during periods of cash outflows, as well as to pursue its lending and investment programs as previously discussed. During fiscal 1997, the weighted-average rate paid on borrowings declined to 6.06%, a decrease of 5 basis points, or 0.8%, from 6.11% in fiscal 1996. This decrease in the weighted-average rate paid year-to-year generally reflected the lower costs of new borrowings in comparison to borrowings obtained in prior years. Additionally, the interest rates paid on the adjustable rate portion of Federal Home Loan Bank advances in fiscal 1997 were generally lower than the interest rates paid on that portion in fiscal 1996, as management utilized such advances during periods of lower interest rates.

     The Corporation's provision for losses on loans increased by $7,000, or 63.6%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The provision for losses on loans was comprised solely of discretionary additions to the general loan loss allowance. As previously discussed, provisions for losses on loans are charged to earnings to bring the total allowance to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by Blue Ash, industry standards, the status of past due principal and interest payments, general economic conditions, particularly as they relate to Blue Ash's lending area, and other factors related to the collectibility of the loan portfolio. The provision for losses on loans during fiscal 1997 was predicated upon the overall loan portfolio growth and management's review of non-performing and nonaccrual loans and anticipated losses on loans for the year.

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

     The decrease in gain on sale of mortgage-backed securities of $135,000, or 90.6%, was due to the significant decline in sales activity during fiscal 1997, as compared to fiscal 1996. Proceeds from the sale of mortgaged-backed securities were $1.1 million and $10.8 million during fiscal 1997 and 1996, resulting in gains of $14,000 and $149,000, respectively. Such greater sales activity in fiscal 1996 was undertaken by management for diversification purposes and to realize profits, arising from a favorable interest rate environment, that had accumulated on certain floating-rate collateralized mortgage obligations which were tied to a particular lagging market index. The decrease in loan servicing fees of $13,000, or 11.5%, during fiscal 1997 was principally attributed to a decline of approximately $3.6 million, or 7.6%, year-to-year in the average outstanding balance of loans sold in the secondary market and to other financial institutions, which was coupled with an increase of $4,000, or 66.7%, in expense for amortization and impairment of originated mortgage servicing rights under SFAS No. 125. The decline in service fees, charges and other operating income of $12,000, or 25.5%, reflected the increased costs incurred by the Corporation in the origination of no-cost line of credit loans which were more prevalent in fiscal 1997 and the reduction in fees received from correspondent lenders, which were partially offset by increased fees generated year-to-year from NOW accounts. In addition, the Corporation recognized a loss of $1,000 during fiscal 1997 on the sale of real estate acquired through foreclosure (single-family residence).

     General, Administrative and Other Expense

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

     The increase in employee compensation and benefits of $36,000, or 3.7%, during fiscal 1997, as compared to fiscal 1996, was primarily due to normal merit increases, increases in employee group health insurance premiums and decreases in deferred loan origination costs in accordance with SFAS No. 91 as a result of an approximate $568,000, or 1.9%, decrease in total lending volume year-to-year, all of which were partially offset by decreases in employee salaries due to a temporary reduction in the work staff in the savings and mortgage operations, decreases in contributions to the ESOP plan and decreases in certain payroll-related taxes such as workers compensation premiums and state unemployment taxes.

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

     Federal Income Taxes

     The provision for federal income taxes totaled $201,000 for the year ended June 30, 1997, compared to $284,000 for the year ended June 30, 1996, a decrease of $83,000, or 29.2%. The decrease in the provision for federal income taxes reflected the lower level of pre-tax earnings for the year ended June 30, 1997, a decrease of $239,000, or 29.7%. As previously discussed, the one-time charge to replenish the SAIF had a detrimental impact on net earnings for the year ended June 30, 1997. As a result, the level of federal income tax expense for each of the years ended June 30, 1997 and 1996 generally reflected the level of pre-tax earnings for such years.

                                    [ LOGO ]


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Towne Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Towne Financial Corporation and Subsidiary as of June 30, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years ended June 30, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Towne Financial Corporation and Subsidiary as of June 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years ended June 30, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.




/s/ Grant Thornton LLP

Cincinnati, Ohio
September 4, 1998

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                    June 30,
                       (In thousands, except share data)



       ASSETS                                                                1998      1997
Cash and due from banks                                                  $  1,419  $  2,310
Federal funds sold                                                          3,900       200
Interest-bearing deposits in other financial institutions                     319       205
                                                                         --------  --------

       Cash and cash equivalents                                            5,638     2,715



Certificates of deposit in other financial institutions                       469       466
Investment securities designated as available for sale - at market            809         -
Investment securities held to maturity - at amortized cost, approximate
 market value of $812 and $1,399 at June 30, 1998 and 1997                    809     1,399
Mortgage-backed securities designated as available for sale - at market    18,354    15,269
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $14,592 and $11,267 at June 30,
 1998 and 1997                                                             14,641    11,463
Loans held for sale - at lower of cost or market                              882         -
Loans receivable - net                                                     71,476    66,817
Office premises and equipment - at depreciated cost                         2,250     2,335
Federal Home Loan Bank stock - at cost                                        797       742
Accrued interest receivable on loans                                          678       562
Accrued interest receivable on mortgage-backed securities                     189       166
Accrued interest receivable on investments and interest-
 bearing deposits                                                              25        31
Goodwill - net of accumulated amortization                                    333       367
Prepaid expenses and other assets                                             425       226
Prepaid federal income taxes                                                   15         -
                                                                         --------  --------

       Total assets                                                      $117,790  $102,558
                                                                         ========  ========

       LIABILITIES AND SHAREHOLDERS' EQUITY                                  1998      1997
Deposits                                                                 $ 94,988  $ 81,794
Advances from the Federal Home Loan Bank                                   12,674    12,000
Loan of Employee Stock Ownership Plan                                          30        60
Advances by borrowers for taxes and insurance                                 300       260
Accounts payable on mortgage loans serviced for others                        492       368
Accrued interest payable                                                       38        28
Other liabilities                                                             175       138
Accrued federal income taxes                                                    -         9
Deferred federal income taxes                                                 430       263
                                                                         --------  --------

       Total liabilities                                                  109,127    94,920

Commitments                                                                     -         -

Shareholders' equity
 Preferred shares - 250,000 shares of $1.00 par value authorized;
  no shares issued                                                              -         -
 Common shares - 2,250,000 shares of $1.00 par value authorized;
  208,500 shares issued and outstanding at June 30, 1998 and 1997             209       209
 Additional paid-in capital                                                 1,680     1,680
 Retained earnings - substantially restricted                               6,841     5,987
 Less required contributions for shares acquired by
  Employee Stock Ownership Plan (ESOP)                                        (30)      (60)
 Unrealized losses on securities designated as available for
  sale - net of related tax effects                                           (37)     (178)
                                                                         --------  --------

       Total shareholders' equity                                           8,663     7,638
                                                                         --------  --------

       Total liabilities and shareholders' equity                        $117,790  $102,558
                                                                         ========  ========












The accompanying notes are an integral part of these statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS

                              Year ended June 30,
                     (In thousands, except per share data)



                                                                 1998    1997     1996
Interest income
 Loans                                                         $6,301  $5,232   $4,421
 Mortgage-backed securities                                     1,833   1,757    1,767
 Investment securities                                            104      91       57
 Interest-bearing deposits and other                              224     112      165
                                                               ------  ------   ------
      Total interest income                                     8,462   7,192    6,410

Interest expense
 Deposits                                                       4,639   3,792    3,436
 Borrowings                                                       757     669      627
                                                               ------  ------   ------
      Total interest expense                                    5,396   4,461    4,063
                                                               ------  ------   ------

      Net interest income                                       3,066   2,731    2,347

Provision for losses on loans                                      24      18       11
                                                               ------  ------   ------
      Net interest income after provision for losses on loans   3,042   2,713    2,336

Other income (loss)
 Loan servicing fees                                               55     100      113
 Gain on sale of mortgage loans                                   365      64      161
 Gain on sale of mortgage-backed securities                        28      14      149
 Gain on sale of investment securities                              3       -        -
 Loss on sale of real estate acquired through foreclosure           -      (1)       -
 Service fees, charges and other operating                         49      35       47
                                                               ------  ------   ------
      Total other income                                          500     212      470

General, administrative and other expense
 Employee compensation and benefits                             1,131   1,002      966
 Occupancy and equipment                                          375     353      367
 Data processing                                                   98      99       93
 Federal deposit insurance premiums                                53     467      144
 Franchise taxes                                                   97      93       84
 Advertising                                                       95      89       86
 Amortization of goodwill                                          34      38       38
 Other operating                                                  225     218      223
                                                               ------  ------   ------
      Total general, administrative and other expense           2,108   2,359    2,001
                                                               ------  ------   ------

      Earnings before federal income taxes                      1,434     566      805

Federal income taxes
 Current                                                          401     163      210
 Deferred                                                          95      38       74
                                                               ------  ------   ------
      Total federal income taxes                                  496     201      284
                                                               ------  ------   ------

      NET EARNINGS                                             $  938  $  365   $  521
                                                               ======  ======   ======

      EARNINGS PER SHARE
       Basic                                                   $ 4.50  $ 1.75   $ 2.51
                                                               ======  ======   ======

       Diluted                                                 $ 4.28  $ 1.69   $ 2.44
                                                               ======  ======   ======


The accompanying notes are an integral part of these statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended June 30, 1998, 1997 and 1996
                     (In thousands, except per share data)

                                                                                                  UNREALIZED
                                                                                                       GAINS
                                                                                     REQUIRED    (LOSSES) ON
                                                                                CONTRIBUTIONS     SECURITIES
                                                          ADDITIONAL               FOR SHARES  DESIGNATED AS
                                                  COMMON     PAID-IN  RETAINED       ACQUIRED      AVAILABLE
                                                  SHARES     CAPITAL  EARNINGS        BY ESOP       FOR SALE   TOTAL

Balance at July 1, 1995                             $208      $1,669    $5,101          $(118)          $ 23  $6,883

Stock options exercised                                -           6         -              -              -       6
Principal repayments on loan of ESOP                   -           -         -             29              -      29
Net earnings for the year ended June 30, 1996          -           -       521              -              -     521
Unrealized losses on securities designated as
 available for sale - net of related tax effects       -           -         -              -           (282)   (282)
                                                  ------  ----------  --------  -------------  -------------  ------

Balance at June 30, 1996                             208       1,675     5,622            (89)          (259)  7,157

Stock options exercised                                1           5         -              -              -       6
Principal repayments on loan of ESOP                   -           -         -             29              -      29
Net earnings for the year ended June 30, 1997          -           -       365              -              -     365
Unrealized gains on securities designated as
 available for sale - net of related tax effects       -           -         -              -             81      81
                                                  ------  ----------  --------  -------------  -------------  ------

Balance at June 30, 1997                             209       1,680     5,987            (60)          (178)  7,638

Principal repayments on loan of ESOP                   -           -         -             30              -      30
Net earnings for the year ended June 30, 1998          -           -       938              -              -     938
Cash dividends of $.40 per share                       -           -       (84)             -              -     (84)
Unrealized gains on securities designated as
 available for sale - net of related tax effects       -           -         -              -            141     141
                                                  ------  ----------  --------  -------------  -------------  ------

Balance at June 30, 1998                            $209      $1,680    $6,841           $(30)          $(37) $8,663
                                                  ======  ==========  ========  =============  =============  ======




The accompanying notes are an integral part of these statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              Year ended June 30,
                                 (In thousands)


                                                                  1998     1997     1996
Cash flows provided by (used in) operating activities:
 Net earnings for the year                                     $   938  $   365  $   521
 Adjustments to reconcile net earnings to net
 cash provided by (used in) operating activities:
  Amortization of premiums and accretion of discounts
   on mortgage-backed securities, net                                7       11       28
  Gain on sale of investment securities                             (3)       -        -
  Gain on sale of mortgage-backed securities                       (28)     (14)    (149)
  Provision for losses on loans                                     24       18       11
  Gain on sale of mortgage loans                                  (136)     (44)     (73)
  Accretion of discounts on loans                                   (2)       -        -
  Amortization of deferred loan origination fees                   (39)     (42)     (37)
  Loans originated for sale in the secondary market            (18,897)  (1,724)  (9,374)
  Proceeds from sale of loans in the secondary market           18,918    1,949    8,201
  Depreciation and amortization                                    159      153      152
  Loss on sale of real estate acquired through foreclosure           -        1        -
  Federal Home Loan Bank stock dividends                           (55)     (50)     (46)
  Amortization of goodwill                                          34       38       38
  Increases (decreases) in cash due to changes in:
   Accrued interest receivable on loans                           (116)     (19)     (91)
   Accrued interest receivable on mortgage-backed securities       (23)       9      (12)
   Accrued interest receivable on investments and
    interest-bearing deposits                                        6      (11)      (6)
   Prepaid expenses and other assets                              (199)      18       27
   Accrued interest payable                                         10       (8)       -
   Other liabilities                                                37       (1)      27
   Federal income taxes
    Current                                                        (24)      28      (15)
    Deferred                                                        95       38       74
                                                              --------  -------  -------
      Net cash provided by (used in) operating activities          706      715     (724)
                                                              --------  -------  -------

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                              Year ended June 30,
                                 (In thousands)


                                                                                                     1998      1997      1996
Cash flows provided by (used in) investing activities:
 Proceeds from sale of investment securities designated as
  available for sale                                                                              $   496  $      -  $      -
 Proceeds from maturities of investment securities held to maturity                                   250       410         -
 Proceeds from called investment securities held to maturity                                        1,850       400       400
 Purchase of investment securities designated as available for sale                                (1,299)        -         -
 Purchase of investment securities held to maturity                                                (1,510)     (909)   (1,200)
 Proceeds from sale of mortgage-backed securities designated
  as available for sale                                                                             8,884     1,148    10,803
 Proceeds from called mortgage-backed securities held to maturity                                     500         -         -
 Purchase of mortgage-backed securities designated as available
  for sale                                                                                        (12,674)   (1,672)  (14,045)
 Purchase of mortgage-backed securities held to maturity                                           (4,926)     (349)   (2,430)
 Principal repayments on mortgage-backed securities designated as:
  Available for sale                                                                                  959     1,081     1,468
  Held to maturity                                                                                  1,225       815     1,246
 Loan disbursements                                                                               (28,908)  (26,835)  (20,069)
 Purchase of loans                                                                                   (671)     (258)      (49)
 Loan principal repayments                                                                         24,170    15,189    12,102
 Purchase of office premises and equipment                                                            (74)      (80)      (39)
 (Increase) decrease in certificates of deposit in other financial
  institutions - net                                                                                   (3)     (368)       100
                                                                                                  -------  --------  --------
       Net cash used in investing activities                                                      (11,731)  (11,428)  (11,713)

Cash flows provided by (used in) financing activities:
 Issuance of and credits to deposit accounts                                                       88,782    83,717    72,257
 Withdrawals from deposit accounts                                                                (75,588)  (77,541)  (56,423)
 Proceeds from Federal Home Loan Bank advances                                                     10,000     3,776     9,706
 Repayments of Federal Home Loan Bank advances                                                     (9,326)     (200)   (9,600)
 Repayments of obligations for securities sold under
  agreements to repurchase                                                                              -         -    (3,504)
 Advances by borrowers for taxes and insurance                                                         40        31        89
 Accounts payable on mortgage loans serviced for others                                               124        28         4
 Proceeds from the exercise of stock options                                                            -         6         6
 Dividends paid on common shares                                                                      (84)        -         -
                                                                                                  -------  --------  --------
       Net cash provided by financing activities                                                   13,948     9,817    12,535
                                                                                                  -------  --------  --------

Net increase (decrease) in cash and cash equivalents                                                2,923     (896)        98

Cash and cash equivalents at beginning of year                                                      2,715     3,611     3,513
                                                                                                  -------  --------  --------

Cash and cash equivalents at end of year                                                          $ 5,638  $  2,715  $  3,611
                                                                                                  =======  ========  ========

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                              Year ended June 30,
                                 (In thousands)


                                                                  1998    1997    1996
Supplemental disclosure of cash flow information:
 Cash paid during the year for:
  Federal income taxes                                          $  425  $  135  $  225
                                                                ======  ======  ======

  Interest on deposits and borrowings                           $5,386  $4,469  $4,063
                                                                ======  ======  ======

Supplemental disclosure of noncash investing activities:
 Foreclosed mortgage loans transferred to real estate acquired
  through foreclosure                                           $    -  $  108  $    -
                                                                ======  ======  ======

 Loans disbursed to finance the sale of real estate acquired
  through foreclosure                                           $    -  $  107  $    -
                                                                ======  ======  ======

 Transfers of loans from held for sale to held for investment
  classification                                                $    -  $1,755  $    -
                                                                ======  ======  ======

 Transfers of loans held for investment to held for sale
  classification                                                $  766  $   59  $  210
                                                                ======  ======  ======

 Recognition of mortgage servicing rights in accordance
  with Statement of Financial Accounting Standards No. 125      $  229  $   20  $   88
                                                                ======  ======  ======

 Loan charge-offs                                               $    4  $    5  $    -
                                                                ======  ======  ======

 Transfers of mortgage-backed securities from held to maturity
  to available for sale classification                          $    -  $    -  $2,371
                                                                ======  ======  ======

 Unrealized gains (losses) on securities designated
  as available for sale - net of related tax effects            $  141  $   81  $ (282)
                                                                ======  ======  ======
















The accompanying notes are an integral part of these statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1998, 1997 and 1996


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

  The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

  1.  Principles of Consolidation

  Towne Financial is a unitary savings and loan holding company. Since the date of incorporation, Towne Financial's activities have been limited primarily to holding the common stock of its subsidiary, The Blue Ash Building and Loan Company ("Blue Ash", or the "Company").

  The consolidated financial statements include the accounts of the Corporation and the Company. Condensed financial statements of the Corporation as of June 30, 1998 and 1997 and for the years ended June 30, 1998, 1997 and 1996 are presented in Note M. Future references are made to either the Corporation or the Company as the context requires. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


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

  The Corporation's investment securities are classified as either held to maturity or available for sale. Investment securities which are classified as held to maturity are recorded at cost, with any premium or discount amortized or accreted to maturity of the security. It is management's positive intent to hold such securities until maturity, and the Corporation has the ability to hold the securities until maturity. Investment securities which are classified as available for sale are stated at fair value, with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of shareholders' equity until realized. This classification includes securities that may be sold in response to changes in interest rates, the securities prepayment risk, liquidity needs, the availability of and the yield on alternative investments and funding sources. The Corporation's investment securities are comprised of U.S. Government agency obligations, municipal obligations and corporate equity securities at June 30, 1998, and solely of U.S. Government agency obligations at June 30, 1997. Amortization and accretion of premiums and discounts on investment securities are recorded using the interest method. Gains and losses on the sale of securities are recognized using the specific identification method.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  2.  Investment Securities and Mortgage-Backed Securities (continued)

  The Corporation classifies its mortgage-backed securities into two classifications depending on certain underlying characteristics of the securities. Mortgage-backed securities classified as held to maturity are stated at the unpaid principal amount outstanding (cost), adjusted for unamortized premiums and unaccreted discounts. Premiums and discounts are amortized and accreted into operations using the interest method over the estimated average life of the underlying loans collateralizing the securities. The mortgage-backed securities classified as held to maturity are carried at cost, as it is management's intent, and the Corporation has the ability to hold the securities until maturity. In considering the Corporation's ability to hold securities, collateralized mortgage obligations are reviewed for possible regulatory mandated divestiture under existing banking regulations. Mortgage-backed securities classified as available for sale are stated at fair value, with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of shareholders' equity until realized. Mortgage-backed securities classified as available for sale are those that management intends to sell or that would be sold for liquidity purposes, changes in interest rates, prepayment risk and asset/liability management reasons, even if there is not a present intention of such a sale. At June 30, 1998 and 1997, the Corporation's shareholders' equity reflected unrealized losses on securities designated as available for sale, net of applicable tax effects, of $37,000 and $178,000, respectively. Realized gains and losses on the sale of mortgage-backed securities are recognized using the specific identification method.

  Trading account securities are held for resale in anticipation of short-term market movements and are carried at fair value, with unrealized holding gains and losses reflected in earnings. There were no investment securities and mortgage-backed securities designated as trading securities at June 30, 1998 and 1997.

  3.  Mortgage Banking Activities

  The Company conducts mortgage banking operations via the sale of certain loans or participating interests in loans in order to generate servicing income and to provide additional funds for lending. Loans held for sale are identified at the point of origination and are carried at the lower of cost or market, determined in the aggregate. Market is determined on the basis of rates quoted in the secondary mortgage market. Net unrealized losses are recognized through a valuation allowance by charges against income. In computing cost, deferred loan origination costs (fees) are added to (deducted from) the principal balances of the related loans. Gains and losses on the sale of loans are based on the carrying amount of the loans sold under the specific identification method. At June 30, 1998, loans held for sale were carried at cost. At June 30, 1997, there were no loans identified as held for sale.

  During fiscal 1997, the Company transferred approximately $1.8 million in fixed-rate loans from a held for sale to a held for investment classification to better serve its objectives of sustaining loan portfolio growth and improving its overall yield on loans. These loans were valued at the lower of cost or market, determined in the aggregate, at the date of transfer.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


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

  The Company accounts for mortgage servicing rights in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Company recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained allocates some of the cost of the loans to the mortgage servicing rights. SFAS No. 125 eliminates the accounting distinction between servicing rights acquired through purchase transactions and those acquired through loan originations. Pursuant to the provisions of SFAS No. 125, the relative fair value of mortgage servicing rights (normal servicing fee income less applicable servicing costs) is allocated to the cost of loans sold for purposes of determining gain or loss. SFAS No. 125 also requires that an institution allocate the cost of purchasing or originating the mortgage loans between the mortgage servicing rights and the loans when mortgage loans are securitized, if it is practicable to estimate the fair value of mortgage servicing rights. Additionally, SFAS No. 125 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. In determining fair value, and the amount of impairment, if any, an institution would stratify mortgage servicing rights based on the predominant risk characteristics of the underlying loans serviced, such as loan type, loan size and note rate.

  During the years ended June 30, 1998, 1997 and 1996, approximately $229,000, $20,000 and $88,000 of mortgage servicing rights were capitalized in connection with SFAS No. 125. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income over the estimated life of the servicing portfolio. Amortization expense totaled $36,000, $8,000 and $5,000 for the years ended June 30, 1998, 1997 and 1996, respectively. The estimated fair value of capitalized mortgage servicing rights was approximately $274,000 and $93,000 at June 30, 1998 and 1997.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  3.  Mortgage Banking Activities (continued)

  The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 125, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net present value to an acquirer of the acquired servicing.

  The carrying amount of the mortgage servicing rights is measured for impairment each quarter. If the carrying value of an individual pool exceeds its fair value, a valuation allowance is established. At June 30, 1998 and 1997, there was a total valuation allowance established for impairment of $14,000 and $2,000, respectively.

  4.  Loans Receivable

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

                          June 30, 1998, 1997 and 1996


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

  The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 amends SFAS Nos. 5 and 15 to clarify that a creditor should evaluate the collectibility of both contractual interest and contractual principal on all loans when assessing the need for loan loss reserves. In October 1994, the Financial Accounting Standards Board ("FASB") issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," which amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans. SFAS No. 114, as amended by SFAS No. 118 as to certain income recognition provisions and financial statement disclosure requirements, is applicable to all creditors and to all loans that are individually and specifically evaluated for impairment, uncollateralized as well as collateralized, except those loans that are accounted for at fair value or at the lower of cost or fair value. SFAS No. 114 requires that the expected loss of interest income on nonperforming loans be taken into account when calculating loan loss reserves and that specified impaired loans be measured based upon the present value of

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  6.  Allowance for Losses on Loans (continued)

  expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral if the loan is collateral dependent. SFAS No. 114 does not apply to large groups of small balance, homogeneous loans that are collectively evaluated for impairment, leases or debt securities as defined under SFAS No. 115. A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family and multi-family residential loans, home equity lines of credit loans and passbook loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in nonresidential loans, and its evaluation of any impairment thereon, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value. Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time. SFAS No. 114 also requires an institution to account for a troubled debt restructuring involving a modification of terms at fair value as of the date of restructuring.

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

  For impairment recognized in accordance with SFAS No. 114, as amended, the entire change in present value of expected cash flows is reported as provision for loan losses expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Interest on impaired loans is reported on the cash basis. Impaired loans are loans that are considered to be permanently impaired in relation to principal or interest based on the original contract. Impaired loans are charged off in the same manner as all loans subject to charge off. At June 30, 1998 and 1997, the Company did not have any loans that would be defined under SFAS No. 114 as impaired.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


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

  8.  Real Estate Acquired through Foreclosure

  Real estate properties acquired through loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. An increase in the loan valuation allowance is recorded for any write down in the loan's carrying value to fair value at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate acquired through foreclosure is carried at the lower of cost or fair value. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value after foreclosure, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred. The specific identification method is used to determine gain or loss on the sale of real estate acquired through foreclosure. There was no real estate acquired through foreclosure at June 30, 1998 and 1997.

  9.  Amortization of Goodwill

  Goodwill arising from an acquisition is being amortized to operations using the straight-line method over a fifteen year period.

  At June 30, 1998, goodwill consisted of the following:


                               ORIGINAL    UNAMORTIZED
                                BALANCE      BALANCE
                                    (In thousands)

  Goodwill                        $504        $333
                                  ====        ====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  9.  Amortization of Goodwill (continued)

  The approximate scheduled amortization with respect to goodwill is as follows:



                                                        FUTURE
                  FISCAL YEAR ENDING JUNE 30,     AMORTIZATION
                                                (In thousands)
                     1999                                 $ 34
                     2000                                   34
                     2001                                   34
                     2002                                   34
                     2003                                   34
                     2004 and years thereafter             163
                                                          ----
                                                          $333
                                                          ====



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

                          June 30, 1998, 1997 and 1996


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

  The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the past practice of preparing the federal income tax return on the cash basis of accounting, while the consolidated financial statements are prepared on the accrual basis of accounting, and from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, book and tax bad debt deductions, the general loan loss allowance, capitalized mortgage servicing rights, deferred compensation and gains on the sale of mortgage loans utilizing the net yield method. Additionally, a temporary difference is also recognized for depreciation expense utilizing accelerated methods for federal income tax purposes.

  The Corporation and the Company file a consolidated federal income tax return. There is a tax allocation agreement in effect between the Corporation and the Company.

  11.  Employee Benefits and Retirement Plan

  Coincident with conversion to the stock form of organization, Towne Financial established an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed six months of service and have attained the age of 21. The Corporation recognized expense totaling $50,000, $28,000 and $32,000 related to the ESOP for the years ended June 30, 1998, 1997 and 1996, respectively.

  The Company provides incentive compensation through a discretionary bonus plan to substantially all employees. Bonus compensation is determined annually solely at the discretion of the Board of Directors. The provision for bonus compensation under this plan totaled approximately $167,000, $109,000 and $103,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  11.  Employee Benefits and Retirement Plan (continued)

  In addition to providing employees with access to a discretionary bonus plan, the Company provides a medical reimbursement plan to all outside directors. The Company's obligation under the medical reimbursement plan is for the payment or reimbursement of qualifying medical care expenses incurred in any plan year by a director up to a maximum amount of $4,000 each per year. Qualifying medical care expenses are defined under the plan as those expenses not covered by the director's primary health plan. Expense under the medical reimbursement plan totaled approximately $4,000, $5,000 and $6,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

  12.  Stock Option and Incentive Plans

  The Corporation has a Stock Option and Incentive Plan (the "Plan"), which was adopted and approved in fiscal 1993, that provides for the issuance of 20,000 shares of authorized, but unissued shares of common stock to management and the Board, at an option price of not less than the fair market value of such shares at the date of grant of each option. The Board of Directors granted all of the available options under the Plan within four months upon completion of the Company's conversion to the stock form of organization at an exercise price of $11.50 per share. Each option granted under the Plan is exercisable within a ten year period according to a prescribed schedule. No option is exercisable after the expiration of ten years from the date it is granted. During fiscal 1994, options for 2,500 shares were surrendered, while options for 2,500 shares were reissued at an exercise price of $12.00 per share. Options for 500 shares were exercised in each of the three years ended June 30, 1997, 1996 and 1995. During fiscal 1998, there were no options exercised, leaving 18,500 unexercised shares outstanding under the Plan at June 30, 1998.

  On August 20, 1997, the Board of Directors of the Corporation approved and adopted the Towne Financial Corporation 1997 Stock Option Plan (the "1997 Plan") which was approved by a majority of the shareholders of the Corporation. The objective of the 1997 Plan was to enable the Corporation to compete successfully in attracting, retaining and providing incentives to the directors, officers and key employees of the Corporation and its subsidiary, thereby encouraging them to acquire a proprietary and vested interest in the growth and performance of the Corporation, and, in general, to generate an increased incentive to contribute to the Corporation's future success and prosperity, thus enhancing the value of the Corporation for the benefit of the shareholders. Pursuant to the 1997 Plan, a maximum of 20,000 shares of common stock was reserved for issuance by the Corporation upon the granting of options to certain directors, officers and key employees of the Corporation or its subsidiary from time to time under the 1997 Plan. Any shares of common stock issued under the 1997 Plan will be authorized but unissued shares or issued shares which have been reacquired by the Corporation. On January 28, 1998, all 20,000 shares of authorized, but

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  12.  Stock Option and Incentive Plans (continued)

  unissued shares of common stock under the 1997 Plan were granted to directors, officers and certain key employees at an exercise price as determined by the Board of Directors of $27.50, representing the fair market value of the common shares of the Corporation at the date of grant. The options granted are exercisable (i) as to not more than 20% of the total number of shares which may be purchased under the options, during the first year after the grant of the options; (ii) as to not more than 40% during the first two years of the grant of the options; (iii) as to not more than 60% during the first three years after the grant of the options; (iv) as to not more than 80% during the first four years after the grant of the options; and
  (v) the total number of shares not previously exercised during the remaining term of the options. The right of cumulation does exist in that, to the extent not previously exercised or terminated, option installments can accumulate and be exercisable, in whole or in part, in any subsequent period, but no installment of the options will be exercisable later than ten years from the date the options are granted. At June 30, 1998, none of the options granted under the 1997 Plan were eligible to be exercised by the participants.

  13.  Earnings Per Share and Dividends Per Share

  In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which requires institutions to present basic earnings per share and, if applicable, diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares, i.e., no dilutive effect. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128, which superseded Accounting Principles Board ("APB") Opinion No. 15, was effective for interim and annual periods ending after December 15, 1997, and prior period earnings per share disclosures presented for comparative purposes (including those in interim financial statements, summaries of earnings and selected financial data) were required to be restated.
  Effective during the year ended June 30, 1998, the Corporation began presenting earnings per share pursuant to the provisions of SFAS No. 128. In accordance with the Statement, the fiscal 1997 and 1996 earnings per share presentations have been revised to conform to SFAS No. 128.

  In accordance with the provisions of SFAS No. 128, basic earnings per share was computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding during each of the years presented. Basic earnings per share for each of the three years ended June 30, 1998, 1997 and 1996 has been computed based on 208,500, 208,232 and
  207,538 weighted-average shares of common stock outstanding, respectively. Unlike the primary earnings per share calculation of APB Opinion No. 15, the denominator of basic earnings per share does not include dilutive common stock equivalents, such as convertible securities, warrants, or stock options. As a result, exercisable options, attendant to Towne Financial's Stock Option and Incentive Plans, were not considered in the computation of basic earnings per share.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  13.  Earnings Per Share and Dividends Per Share (continued)

  Diluted earnings per share, which replaced fully-diluted earnings per share under APB Opinion No. 15, takes into consideration common shares outstanding (as computed under basic earnings per share) and dilutive potential common shares. As a result, diluted earnings per share was computed assuming exercise of all Towne Financial's outstanding stock options. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 219,218, 216,189 and 213,738 for each of the three years ended June 30, 1998, 1997 and 1996, respectively.

  On August 20, 1997, the Board of Directors of the Corporation declared a first ever quarterly cash dividend of $.10 per share. During fiscal 1998, there were a total of four quarterly cash dividends of $.10 per share declared and paid on 208,500 outstanding common shares totaling $84,000.

  14.  Cash and Cash Equivalents

  For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks, federal funds sold and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

  15.  Fair Value of Financial Instruments

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

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  15.  Fair Value of Financial Instruments (continued)

  The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1998 and 1997:

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

          Investment Securities Designated as Available for Sale, Investment Securities Held to Maturity, Mortgage-Backed Securities Designated as Available for Sale and Mortgage-Backed Securities Held to Maturity:
          For investments and mortgage-backed securities, fair value is deemed to equal the quoted market price or dealer quote.

          Loans Held for Sale: For loans designated as held for sale, fair value is determined on the basis of rates quoted in the secondary mortgage market.

          Loans Receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, home equity lines of credit, multi-family residential, nonresidential real estate and land. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

          Federal Home Loan Bank Stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value since a quoted market price is not available on Federal Home Loan Bank stock.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  15.  Fair Value of Financial Instruments (continued)

          Deposits: The fair value of NOW accounts, passbook and club accounts and money market deposits is deemed to approximate the amount payable on demand at June 30, 1998 and 1997. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

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

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  15.  Fair Value of Financial Instruments (continued)

       Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at June 30:


                                                                  1998                1997
                                                          CARRYING      FAIR  CARRYING      FAIR
                                                             VALUE     VALUE     VALUE     VALUE
                                                                    (In thousands)
Financial assets:
 Cash and cash equivalents                                $  5,638  $  5,638  $  2,715  $  2,715
 Certificates of deposit in other financial institutions       469       469       466       466
 Investment securities designated as available
  for sale                                                     809       809         -         -
 Investment securities held to maturity                        809       812     1,399     1,399
 Mortgage-backed securities designated as available
  for sale                                                  18,354    18,354    15,269    15,269
 Mortgage-backed securities held to maturity                14,641    14,592    11,463    11,267
 Loans held for sale                                           882       888         -         -
 Loans receivable - net                                     71,476    73,723    66,817    68,625
 Federal Home Loan Bank stock                                  797       797       742       742
                                                          --------  --------  --------  --------

                                                          $113,875  $116,082  $ 98,871  $100,483
                                                          ========  ========  ========  ========

Financial liabilities:
 Deposits                                                 $ 94,988  $ 95,263  $ 81,794  $ 81,838
 Advances from the Federal Home Loan Bank                   12,674    12,550    12,000    11,840
 Loan of Employee Stock Ownership Plan                          30        30        60        60
 Advances by borrowers and amounts due on loans
  serviced for others                                          792       792       628       628
                                                          --------  --------  --------  --------

                                                          $108,484  $108,635  $ 94,482  $ 94,366
                                                          ========  ========  ========  ========

Off-balance sheet commitments:
 Commitments to extend credit (notional amount of
  $2,715 and $3,849 at June 30, 1998 and 1997)            $      -  $  2,757  $      -  $  3,884
                                                          ========  ========  ========  ========


  16.  Reclassifications

  Certain prior year amounts have been reclassified to conform to the June 30, 1998 consolidated financial statement presentation.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

  The amortized cost and estimated fair values of investment securities at June 30, including those designated as available for sale, are summarized as follows:

                                                   1998                  1997
                                                      ESTIMATED             ESTIMATED
                                           AMORTIZED       FAIR  AMORTIZED       FAIR
                                                COST      VALUE       COST      VALUE
                                                      (In thousands)
INVESTMENT SECURITIES AVAILABLE FOR SALE:
 U. S. Government agency obligations            $247       $249     $    -     $    -
 Municipal obligations                           559        559          -          -
 Corporate equity securities                       -          1          -          -
                                                ----       ----     ------     ------

                                                $806       $809     $    -     $    -
                                                ====       ====     ======     ======

INVESTMENT SECURITIES HELD TO MATURITY:
 U.S. Government agency obligations             $809       $812     $1,399     $1,399
                                                ====       ====     ======     ======


  At June 30, 1998, the estimated fair value appreciation of the Corporation's investment securities designated as available for sale in excess of cost totaled $3,000, which was comprised solely of gross unrealized gains. The estimated fair value appreciation of the Corporation's investment securities held to maturity in excess of cost totaled $3,000, which was comprised of gross unrealized gains of $5,000 and gross unrealized losses of $2,000. At June 30, 1997, the Corporation's estimated fair value of investment securities held to maturity was equal to the cost carrying value, consisting of gross unrealized gains of $5,000 and gross unrealized losses of $5,000.

  The amortized cost and estimated fair values of U.S. Government agency obligations and municipal obligations, including those designated as available for sale, at June 30, 1998, by term to maturity, are shown below. Expected maturities on certain U.S. Government agency obligations and municipal bonds may differ from contractual maturities because the issuer may have the right to call the obligations without prepayment penalties.


                                                             ESTIMATED
                                                    AMORTIZED     FAIR
                                                         COST    VALUE
                                                       (In thousands)
         INVESTMENT SECURITIES AVAILABLE FOR SALE:
          Due after five years through ten years         $247     $249
          Due after ten years through twenty years        312      312
          Due after twenty years                          247      247
                                                         ----     ----

                                                         $806     $808
                                                         ====     ====

         INVESTMENT SECURITIES HELD TO MATURITY:
          Due within five years or less                  $210     $211
          Due after five years through ten years          199      203
          Due after ten years through twenty years        400      398
                                                         ----     ----

                                                         $809     $812
                                                         ====     ====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

  Proceeds from the sale of investment securities designated as available for sale during the year ended June 30, 1998 totaled $496,000, resulting solely in gross realized gains of $3,000 on such sales.

  The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 1998 and 1997 (including those designated as available for sale), are shown below.

                                                                      1998
                                                                GROSS       GROSS  ESTIMATED
                                                AMORTIZED  UNREALIZED  UNREALIZED       FAIR
                                                     COST       GAINS      LOSSES      VALUE
                                                           (In thousands)
MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE:
 Federal Home Loan Mortgage Corporation
  Participation certificates                      $ 1,649         $ 5       $(21)    $ 1,633
  Collateralized mortgage obligations               8,894          10        (22)      8,882
 Federal National Mortgage Association
  Participation certificates                        1,936           -        (14)      1,922
  Collateralized mortgage obligations               5,934           3        (20)      5,917
                                                  -------         ---       -----    -------

                                                  $18,413         $18       $(77)    $18,354
                                                  =======         ===       =====    =======

MORTGAGE-BACKED SECURITIES HELD TO MATURITY:
 Federal Home Loan Mortgage Corporation
  Participation certificates                      $   932         $ -       $ (9)    $   923
  Collateralized mortgage obligations               5,633          31        (14)      5,650
 Federal National Mortgage Association
  Participation certificates                          706           3         (3)        706
  Collateralized mortgage obligations               5,987           1        (46)      5,942
 Small Business Administration
  Participation certificates                          867           -        (11)        856
 Residential Funding Corporation
  Collateralized mortgage obligations                 189           -           -        189
 Salomon Brothers, Inc.
  Collateralized mortgage obligations                  19           -           -         19
 Guardian Savings and Loan Association
  Collateralized mortgage obligations                 308           -         (1)        307
                                                  -------         ---       -----    -------

                                                  $14,641         $35       $(84)    $14,592
                                                  =======         ===       =====    =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

                                                                       1997
                                                                GROSS       GROSS  ESTIMATED
                                                AMORTIZED  UNREALIZED  UNREALIZED       FAIR
                                                     COST       GAINS      LOSSES      VALUE
                                                           (In thousands)
MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE:
 Federal Home Loan Mortgage Corporation
  Participation certificates                      $ 1,881         $11      $ (27)    $ 1,865
  Collateralized mortgage obligations               2,363           -        (24)      2,339
 Federal National Mortgage Association
  Participation certificates                          679           8         (7)        680
  Collateralized mortgage obligations               9,504          13       (245)      9,272
 Santa Barbara Savings and Loan
  REMIC participation certificates                    737           -         (6)        731
 The Prudential Home Mortgage Securities
  Company, Inc.
   Collateralized mortgage obligations                374           8           -        382
                                                  -------         ---      ------    -------

                                                  $15,538         $40      $(309)    $15,269
                                                  =======         ===      ======    =======

MORTGAGE-BACKED SECURITIES HELD TO MATURITY:
 Federal Home Loan Mortgage Corporation
  Participation certificates                      $ 1,106         $ 9      $  (4)    $ 1,111
  Collateralized mortgage obligations               3,987           -        (57)      3,930
 Federal National Mortgage Association
  Participation certificates                          854           5         (6)        853
  Collateralized mortgage obligations               4,173          14       (141)      4,046
 Government National Mortgage Association
  Collateralized mortgage obligations                  80           1           -         81
 Small Business Administration
  Participation certificates                        1,046           1         (9)      1,038
 Residential Funding Corporation
  Collateralized mortgage obligations                 189           -         (9)        180
 Salomon Brothers, Inc.
  Collateralized mortgage obligations                  28           -           -         28
                                                  -------         ---      ------    -------

                                                  $11,463         $30      $(226)    $11,267
                                                  =======         ===      ======    =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

  The carrying values of mortgage-backed securities at June 30, 1998, including those designated as available for sale, are shown below by contractual terms to maturity. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                  CARRYING
                                                                     VALUE
                                                             (In thousands)
             MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE:
              Due within one year                                  $   205
              Due after one year through three years                 1,600
              Due after three years through five years               1,385
              Due after five years through ten years                 4,932
              Due after ten years through twenty years               8,319
              Due after twenty years                                 1,913
                                                                   -------
                                                                   $18,354
                                                                   =======

             MORTGAGE-BACKED SECURITIES HELD TO MATURITY:
              Due within one year                                  $ 2,204
              Due after one year through three years                 1,425
              Due after three years through five years               1,026
              Due after five years through ten years                 2,792
              Due after ten years through twenty years               6,002
              Due after twenty years                                 1,192
                                                                    ------
                                                                   $14,641
                                                                   =======


  Proceeds from the sale of mortgage-backed securities designated as available for sale during the years ended June 30, 1998, 1997 and 1996 totaled $8.9 million, $1.1 million and $10.8 million, respectively, resulting in gross realized gains of $40,000, $14,000 and $175,000 during the years ended June 30, 1998, 1997 and 1996, respectively, and gross realized losses of $12,000 and $26,000 during the years ended June 30, 1998 and 1996.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

  In fiscal 1996, a one-time reassessment of the Corporation's mortgage-backed securities designated as held to maturity was undertaken, as permitted by the FASB's "Special Report" related to implementation of SFAS No. 115. This special report allowed the Corporation to reclassify any of its securities, including held to maturity debt securities, without calling into question the intent of the Corporation to hold debt securities to maturity in the future. Any transfers from the held to maturity category to an available for sale classification resulted in unrealized gains or losses being recognized as a separate component of shareholders' equity, net of related tax effects. In connection with this special report, management elected to restructure the Corporation's securities portfolio, and transferred mortgage-backed securities held to maturity with an amortized cost of $2.4 million to mortgage-backed securities designated as available for sale in order to permit more responsiveness to changes in interest rates and other balance sheet management factors. At the date of transfer, the mortgage-backed securities transferred from a held to maturity classification had net unrealized market losses of $36,000.


NOTE C - LOANS RECEIVABLE

  The composition of the loan portfolio at June 30 is summarized as follows:


                                                   1998     1997
                                                  (In thousands)
               Residential real estate
                One-to-four family residential   $51,790  $49,549
                Home equity lines of credit        2,627    2,699
                Multi-family residential           4,215    3,009
                Construction                       3,802    2,277
               Nonresidential real estate         10,797   10,437
               Land                                  659      631
               Deposit account                       111      250
               Consumer and other                     84        3
                                                 -------  -------
                                                  74,085   68,855
               Less:
                Undisbursed portion of loans in
                 process                          (2,186)  (1,632)
                Deferred loan origination fees      (159)    (162)
                Allowance for loan losses           (264)    (244)
                                                 -------  -------

                                                 $71,476  $66,817
                                                 =======  =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE C - LOANS RECEIVABLE (continued)

  As depicted above, the Company's lending efforts have historically focused on one-to-four family residential and multi-family residential real estate loans, which comprise approximately $60.0 million, or 84%, of the total loan portfolio at June 30, 1998, and approximately $55.7 million, or 83%, of the total loan portfolio at June 30, 1997. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with more than adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

  As discussed previously, the Company has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $48.8 million, $41.6 million and $47.6 million at June 30, 1998, 1997 and 1996, respectively.

  In the ordinary course of business, the Company has made loans to some of its directors, officers and their related business interests. All related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. There were no loans outstanding to officers and directors at June 30, 1998. The aggregate dollar amount of loans outstanding to officers and directors was approximately $3,000 and $8,000 at June 30, 1997 and 1996, respectively. During the year ended June 30, 1998, there were no loans disbursed to officers and directors, while principal repayments of $3,000 were received from officers and directors.


NOTE D - ALLOWANCE FOR LOAN LOSSES

  The activity in the allowance for loan losses is summarized as follows for the years ended June 30:


                                              1998    1997    1996
                                                 (In thousands)

           Balance at beginning of year       $244    $231    $220
           Provision for losses on loans        24      18      11
           Charge-off of loans                  (4)     (5)      -
                                              ----    ----    ----
           Balance at end of year             $264    $244    $231
                                              ====    ====    ====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

  At June 30, 1998, the Company's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

  At June 30, 1998, 1997 and 1996, the Company had nonaccrual and non-performing loans totaling $885,000, $403,000 and $675,000, respectively. Interest income which would have been recognized if such nonaccrual loans had performed pursuant to contractual terms totaled approximately $3,000, $1,000 and $4,000 for the years ended June 30, 1998, 1997 and 1996.

  The Company had no loans designated as impaired as described in SFAS No. 114 at June 30, 1998 and 1997, nor were any loans so designated during the years ended June 30, 1998 and 1997.


NOTE E - OFFICE PREMISES AND EQUIPMENT

  Office premises and equipment at June 30 are comprised of the following:


                                                          1998     1997
                                                         (In thousands)
       Office buildings and improvements                 $1,908   $1,884
       Furniture, fixtures and equipment                    959      909
                                                        -------  -------
                                                          2,867    2,793

        Less accumulated depreciation and amortization   (1,173)  (1,014)
                                                        -------  -------

                                                          1,694    1,779

       Land                                                 556      556
                                                        -------  -------

                                                         $2,250   $2,335
                                                        =======  =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE F - DEPOSITS

  Deposits consist of the following major classifications at June 30:


DEPOSIT TYPE AND WEIGHTED-
AVERAGE INTEREST RATE                                    1998               1997
                                                  AMOUNT       %     AMOUNT       %
                                                          (Dollars in thousands)
Passbook and club accounts
 1998 - 2.78%                                    $ 8,232     8.7%
 1997 - 2.78%                                                        $ 8,088     9.9%
NOW accounts, including noninterest-
 bearing deposits of $956 in 1998 and
 $1,514 in 1997
 1998 - 2.08%                                      4,109     4.3
 1997 - 2.06%                                                          4,228     5.2
Money market deposit accounts
 1998 - 3.17%                                      6,673     7.0
 1997 - 3.10%                                                          6,966     8.5
                                                 -------   -----     -------   -----

Total demand, transaction and passbook deposits   19,014    20.0      19,282    23.6

Certificates of deposit
 Original maturities of
  Less than 12 months
   1998 - 5.46%                                   11,618    12.2
   1997 - 5.60%                                                       12,711    15.6
  12 months
   1998 - 5.71%                                   12,683    13.4
   1997 - 5.75%                                                        8,832    10.8
  15 months
   1998 - 5.85%                                   24,237    25.5
   1997 - 5.88%                                                       20,934    25.6
  18 months
   1998 - 5.80%                                    4,211     4.4
   1997 - 5.62%                                                        1,972     2.4
  24 months
   1998 - 5.89%                                    5,119     5.4
   1997 - 5.77%                                                        4,095     5.0
  30 months
   1998 - 5.86%                                    1,585     1.7
   1997 - 6.06%                                                        1,745     2.1
  35 months
   1998 - 5.93%                                    4,026     4.2
   1997 - 5.93%                                                        1,177     1.4
  48 months
   1998 - 6.16%                                      288     0.3
   1997 - 5.82%                                                          316     0.4
  60 months
   1998 - 5.77%                                    2,193     2.3
   1997 - 5.62%                                                        1,706     2.1
Individual retirement accounts
   1998 - 5.95%                                   10,014    10.6
   1997 - 5.96%                                                        9,024    11.0
                                                 -------   -----     -------   -----
Total certificates of deposit                     75,974    80.0      62,512    76.4
                                                 -------   -----     -------   -----
Total deposits                                   $94,988   100.0%    $81,794   100.0%
                                                 =======   =====     =======   =====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE F - DEPOSITS (continued)

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $7.1 million and $6.3 million at June 30, 1998 and 1997, respectively. Deposit amounts within individual deposit accounts exceeding $100,000 are not federally insured.

During fiscal 1998 and 1997, the Company received and accepted brokered deposits, which amounted to $5.8 million, or 6.1% of total deposits at June 30, 1998, and $4.8 million, or 5.9% of total deposits at June 30, 1997.

Interest expense on deposit accounts for the years ended June 30 is summarized as follows:


                                           1998           1997          1996
                                                 (In thousands)
Passbook and club accounts               $  221         $  228        $  245
NOW accounts                                 61             66            62
Money market deposit accounts               215            227           254
Certificates of deposit                   4,142          3,271         2,875
                                         ------         ------        ------
                                         $4,639         $3,792        $3,436
                                         ======         ======        ======

Maturities of outstanding certificates of deposit are summarized as follows at June 30:

                                                         1998        1997
                                                         (In thousands)
Less than three months                                $12,785        $11,309
Three months to six months                             15,097         12,536
Six months to one year                                 25,537         25,026
One to two years                                       15,754          8,921
Two to three years                                      4,286          3,410
Three to four years                                       284          1,119
Over four years                                         2,231            191
                                                      -------        -------
                                                      $75,974        $62,512
                                                      =======        =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

  Advances from the Federal Home Loan Bank, collateralized at June 30, 1998 and 1997 by pledges of certain residential mortgage loans totaling $19.0 million and $18.0 million, and the Company's investment in Federal Home Loan Bank stock are summarized as follows at June 30:


      INTEREST                        MATURING IN FISCAL
      RATE                            YEAR ENDING IN         1998     1997
                                                           (In thousands)
      5.55% - 5.75%                        1998           $     -  $ 5,326
      5.80%                                2001             2,600    2,600
      6.20% - 8.05%                        2002               828      828
      6.50%                                2003             2,500    2,500
      7.85% - 8.30%                        2005               740      740
      8.10%                                2006                 6        6
      5.15% - 5.24%                        2008             6,000        -
                                                          -------  -------

                                                          $12,674  $12,000
                                                          =======  =======

      Weighted-average interest rate                        5.82%    6.05%
                                                          =======  =======


  During fiscal 1998, the Company restructured its outstanding borrowings by paying off monthly adjustable short-term borrowings and obtaining $6.0 million in convertible fixed-rate ten-year/one-year Federal Home Loan Bank advances with a weighted-average interest rate of 5.19% and final maturity of ten years. The interest rates on these convertible fixed-rate advances are guaranteed for a minimum of one year. Thereafter, for the remaining nine years, the Federal Home Loan Bank has quarterly options to convert the interest rates on these advances to the floating 3-month LIBOR rate in effect at the time. If and when the Federal Home Loan Bank exercises the conversion to LIBOR, the Company can then pay off the advances without penalty. If the Federal Home Loan Bank does not convert any of the advances to the LIBOR rate, the advances will remain at the original fixed rates until final maturity in ten years.


NOTE H - LOAN OF EMPLOYEE STOCK OWNERSHIP PLAN

  As discussed previously in Note A-11, the Corporation established an ESOP which initially acquired 20,700 shares of common stock in the conversion offering. In order to fund the acquisition of stock, the ESOP borrowed $207,000 from an independent third-party lender, payable over a seven year period. The sole security for the loan is the acquired stock and, while neither the Company nor the Corporation have guaranteed the loan, future contributions to retire the loan will be paid to the ESOP from current or retained earnings. Accordingly, the Corporation has deducted the remaining unpaid amount of the loan of the ESOP from shareholders' equity with the corresponding future payments reflected as a liability. At June 30, 1998, the ESOP held 20,048 shares of the Corporation's common stock, of which approximately 3,779 shares had not been allocated to participants as of that date.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE I - FEDERAL INCOME TAXES

The provision for federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended June 30 as follows:


                                                            1998   1997    1996
                                                              (In thousands)
Federal income taxes computed at the statutory rate         $488   $192    $274
Increase (decrease) in taxes resulting from:
 Amortization of goodwill                                     11     11      11
 Tax-exempt interest                                          (1)    (1)     (1)
 Exercise of nonqualified stock options                       (3)    (2)      -
 Other                                                         1      1       -
                                                            ----   ----    ----
    Federal income tax provision per consolidated
     financial statements                                   $496   $201    $284
                                                            ====   ====    ====


Deferred federal income tax expense results from temporary differences between the financial reporting and tax basis of assets and liabilities. A reconciliation of the sources of the Corporation's temporary differences at the statutory corporate tax rate to the amount of deferred federal income tax expense is as follows for the years ended June 30:

                                                                      1998   1997   1996
                                                                        (In thousands)
EFFECT OF TEMPORARY DIFFERENCES AT STATUTORY CORPORATE TAX RATE:
 Loan origination fees and costs deferred for financial
  reporting but recognized currently for tax purposes                  $36    $30    $28
 Federal Home Loan Bank stock dividends                                 18     17     16
 Differences between book and tax depreciation                           1      6     16
 Effect of change from cash to accrual method for tax purposes           -     (1)   (18)
 Deferred compensation, accrued for financial reporting,
  deductible for tax purposes when paid                                (12)    (3)   (18)
 Capitalized mortgage servicing rights                                  61      4     28
 Unrealized gains and losses on loans held for sale                     (2)    (9)    10
 General loan losses, deductible for financial reporting,
  recognized when finalized for tax purposes                            (7)    (6)    (2)
 Percentage of earnings bad debt deduction                               -      -     14
                                                                       ---    ---    ---
    Deferred federal income tax expense per
     consolidated financial statements                                 $95    $38    $74
                                                                       ===    ===    ===

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE I - FEDERAL INCOME TAXES (continued)

  The composition of the Corporation's net deferred tax liability at June 30 is as follows:


        TAXES (PAYABLE) REFUNDABLE ON TEMPORARY            1998     1997
        DIFFERENCES AT STATUTORY CORPORATE TAX RATE:     (In thousands)
        Deferred tax liabilities:
         Federal Home Loan Bank stock dividends         $  (140) $  (122)
         Deferred loan origination costs                    (55)     (19)
         Book/tax depreciation differences                 (118)    (117)
         Capitalized interest                                (1)      (1)
         Deferred premium on loans sold                      (1)      (1)
         Capitalized mortgage servicing rights              (93)     (32)
         Percentage of earnings bad debt deduction         (165)    (165)
                                                        -------  -------
            Total deferred tax liabilities                 (573)    (457)

        Deferred tax assets:
         Deferred compensation                               32       20
         Unrealized gains on loans held for sale              2        -
         Unrealized losses on securities designated as
          available for sale                                 19       91
         General loan loss allowance                         90       83
                                                        -------  -------
            Total deferred tax assets                       143      194
                                                        -------  -------

            Net deferred tax liability                  $  (430) $  (263)
                                                        =======  =======


The Company was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. The cumulative tax bad debt reserve in excess of book allowance for loan losses for which a tax liability had not been recorded totaled approximately $1.1 million at June 30, 1998. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $377,000 at June 30, 1998.

Legislation repealing the percentage of earnings bad debt reserve provisions of the Internal Revenue Code previously applicable to qualifying thrift institutions was enacted into law in fiscal 1997. The legislation, which is part of The Small Business Job Protection Act of 1996 (the "Jobs Act"), requires all thrift institutions to pay tax on or recapture their excess bad debt reserves accumulated since 1988. The legislation substantially equalizes the taxation of banks and thrift institutions, but it protects thrifts from taxes on bad debt reserves established prior to 1988. Under the law in effect prior to the enactment of the Jobs Act, a thrift institution annually could elect to deduct bad debts under either (i) the percentage of taxable

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE I - FEDERAL INCOME TAXES (continued)

  income method applicable only to thrift institutions, or (ii) the experience method that was also available to small banks. For tax years beginning before July 1, 1996, the Company used the percentage of taxable income method because that method provided a higher bad debt deduction than the experience method. The Jobs Act eliminates the percentage of taxable income method for deducting bad debt reserves for all thrifts for tax years beginning after December 31, 1995 (July 1, 1996, as to the Corporation). All thrifts are required to recapture or pay tax on all or a portion of their bad debt reserves added since the base year (i.e., the last taxable year beginning before January 1, 1988). The amount of reserves to be recaptured is dependent upon whether or not an institution is a "large institution" (i.e., assets exceed $500 million) under the bad debt rules for commercial banks. Large institutions have to switch to the specific charge-off method. Institutions with assets of $500 million or less, such as the Company, are permitted to use the experience method to compute their bad debt deduction.

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

  SFAS No. 109 requires thrift institutions to maintain a deferred tax liability for the excess of the bad debt reserves at year end over the bad debt reserves outstanding at the end of the base year. As a result, there will be no impact on the Corporation's provision for federal income taxes resulting from the recapture of the excess reserves. As the tax on the recapture is paid, the Corporation will reduce its deferred tax liability accordingly. For the Corporation, this excess bad debt reserve amounts to approximately $487,000 at June 30, 1998. The approximate amount of the deferred tax liability relating to the excess cumulative bad debt reserve is $165,000 at June 30, 1998. This amount will have to be ratably paid out over a six year period beginning in fiscal 1999, as the Corporation met the residential loan requirement so as to exclude itself from recapturing its excess bad debt reserves in fiscal 1997 and 1998.

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

                          June 30, 1998, 1997 and 1996


NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES

  The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

  The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

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

  At June 30, 1998, the Company had total outstanding commitments of approximately $1.8 million to originate residential one-to-four family real estate loans on the basis of at least an 80% loan-to-value ratio, of which $198,000 were comprised of adjustable-rate loans at interest rates ranging from 8.50% to 11.00%, and $1.6 million were comprised of fixed-rate loans at interest rates ranging from 7.00% to 8.88%. The Company also had total outstanding commitments of approximately $565,000 to originate a land development loan, $252,000 to originate a residential multi-family loan secured by a ten-unit apartment building and $71,000 to originate a nonresidential real estate loan secured by an office building. Such loan commitments consisted of adjustable-rate loans with interest rates ranging from 8.75% to 9.50%. Additionally, the Company had unused lines of credit under home equity loans of approximately $2.9 million at June 30, 1998 and unused collateralized lines of credit secured by nonresidential real estate of $37,000. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1998, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

  The Company has $2.0 million in loans committed to be sold in the secondary market at June 30, 1998. Of these loans, approximately $882,000 were originated on or prior to June 30, 1998 and classified as held for sale. Additionally, the Company committed to purchase approximately $1.8 million in investment securities designated as available for sale at June 30, 1998.

  The Company has a $5.0 million line of credit facility with the Federal Home Loan Bank of Cincinnati, which the Company entered into during fiscal 1998. There were no amounts outstanding under such facility at June 30, 1998.

  The Company was committed under a data processing services agreement in the aggregate amount of approximately $423,000 at June 30, 1998. During fiscal 1998, the Company renewed its contract with its third party provider for data processing services for an additional five year term expiring in May 2003. The future minimum annual payments expected to be incurred under the renewed contract are as follows:


          YEAR ENDING JUNE 30,                         (In thousands)
               1999                                         $ 86
               2000                                           86
               2001                                           86
               2002                                           86
               2003                                           79
                                                            ----

               Total future minimum payments expected       $423
                                                            ====


  At June 30, 1998, the Company was also committed under a master data processing agreement with Midwest Payment Systems ("MPS") primarily to be a member of the "Jeanie" network in order to provide electronic banking services to its customers via automatic teller machines ("ATMs"). During fiscal 1997, the Company amended its original agreement with MPS by extending the initial five year term of the contract by an additional five years in lieu of certain cost concessions by MPS. The future minimum annual payments expected to be incurred under the contract are as follows:


          YEAR ENDING JUNE 30,                         (In thousands)
               1999                                         $ 20
               2000                                           20
               2001                                           20
               2002                                           20
               2003                                           20
               2004 and years thereafter                      18
                                                            ----

               Total future minimum payments expected       $118
                                                            ====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

  Additionally, the Company was committed under a financial institution venture agreement with MPS at June 30, 1998. Under the agreement, MPS and the Company agree to cooperatively provide for the placement and operation of ATMs at certain of the Company's office locations. In accordance with the original terms of the agreement, all revenues generated and expenses incurred in operating the ATMs were shared equally between MPS and the Company.
  During fiscal 1997, however, the venture agreement between MPS and the Company was amended to extend the initial five year term an additional two years and for both parties to share equally in the monthly net profits of the joint venture over the first $100, which must first be paid to MPS. In lieu of these changes in the agreement, the Company was given certain cost concessions regarding installation costs of the ATMs. The amended term of this venture agreement is for seven years and expires in fiscal 2003.


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

  The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets as of June 30, 1998. In computing risk-weighted assets, the Company multiplies the value of each asset on its statement of financial condition by a defined risk-weighted factor, e.g. , one-to-four family residential loans carry a risk-weighted factor of 50%.

  The OTS has proposed an amendment to the core capital requirement that would increase the minimum requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Company's excess regulatory capital position if the proposal is adopted in its present form.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE K - SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL (continued)

  As of June 30, 1998 and 1997, management believes that the Company met all capital adequacy requirements to which it is subject.


       AS OF JUNE 30, 1998

                                                                 TO BE "WELL-
                                                              CAPITALIZED" UNDER
                                           FOR CAPITAL        PROMPT CORRECTIVE
                        ACTUAL          ADEQUACY PURPOSES     ACTION PROVISIONS
                    -------------     ---------------------   ------------------
                    AMOUNT  RATIO     AMOUNT       RATIO      AMOUNT     RATIO
                                      (Dollars in thousands)
Tangible Capital    $8,295   7.1%     *$1,762      *1.5%      *$5,874    * 5.0%

Core Capital        $8,295   7.1%     *$3,524      *3.0%      *$7,049    * 6.0%

Risk-based Capital  $8,559  14.8%     *$4,640      *8.0%      *$5,800    *10.0%


       AS OF JUNE 30, 1997

                                                                TO BE "WELL-
                                                              CAPITALIZED" UNDER
                                           FOR CAPITAL        PROMPT CORRECTIVE
                       ACTUAL           ADEQUACY PURPOSES     ACTION PROVISIONS
                    -------------     ---------------------   -----------------
                    AMOUNT  RATIO     AMOUNT       RATIO      AMOUNT     RATIO
                                      (Dollars in thousands)
Tangible Capital    $7,437   7.3%     *$1,537      *1.5%      *$5,123   * 5.0%

Core Capital        $7,437   7.3%     *$3,074      *3.0%      *$6,148   * 6.0%

Risk-based Capital  $7,681  14.8%     *$4,138      *8.0%      *$5,173   *10.0%


  The Company's management believes that, under the current regulatory capital regulations, the Company will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in the Company's market area, could adversely affect future earnings and consequently, the ability to meet future regulatory capital requirements.

* Greater than or equal to.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE K - SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL (continued)

  The deposit accounts of the Company and of other savings associations are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. Both the SAIF and the BIF are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee. This premium disparity had a negative competitive impact on the Company and other institutions in the SAIF.

  Legislation was enacted to recapitalize the SAIF and provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Company held $55.8 million in deposits at March 31, 1995, resulting in an assessment of approximately $366,000, or $242,000 after-tax, which was charged to operations in fiscal 1997.


NOTE L - STOCK OPTION AND INCENTIVE PLANS

  As previously discussed in Note A-12, the Corporation has a Stock Option and Incentive Plan that was approved and adopted in fiscal 1993 that provided for the issuance of 20,000 shares of authorized, but unissued shares of common stock at the fair market value at the date of grant. These shares were fully granted to the officers and directors of the Corporation in connection with the conversion to the stock form of organization. In fiscal 1998, the Board of Directors approved and adopted a second Stock Option and Incentive Plan for the purpose of granting another 20,000 shares of common stock at the fair market value to the officers, directors and key employees of the Corporation. These shares were fully granted during fiscal 1998 and are exercisable over a ten year period, with one-fifth of the options awarded becoming exercisable on each of the first five anniversaries of the date of grant.

  On July 1, 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for employee stock options and similar equity instruments under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE L - STOCK OPTION AND INCENTIVE PLANS (continued)

  The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                    1998   1997   1996
         Net earnings (In thousands)  As reported   $938   $365   $521
                                                   =====  =====  =====

                                        Pro-forma   $829   $365   $521
                                                   =====  =====  =====

         Earnings per share
          Basic                       As reported  $4.50  $1.75  $2.51
                                                   =====  =====  =====

                                        Pro-forma  $3.98  $1.75  $2.51
                                                   =====  =====  =====

          Diluted                     As reported  $4.28  $1.69  $2.44
                                                   =====  =====  =====

                                        Pro-forma  $3.78  $1.69  $2.44
                                                   =====  =====  =====


  The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1998: dividend yield of 1.5%, expected volatility of 20.0%, a risk-free interest rate of 5.5% and expected lives of ten years.

  A summary of the status of the Corporation's stock option plans as of June 30, 1998, 1997 and 1996, and changes during the years ending on those dates is presented below:


                                      1998                 1997               1996
                                        WEIGHTED-            WEIGHTED-          WEIGHTED-
                                          AVERAGE              AVERAGE            AVERAGE
                                         EXERCISE             EXERCISE           EXERCISE
                                SHARES      PRICE    SHARES      PRICE  SHARES      PRICE
Outstanding at beginning of year  18,500   $11.57    19,000     $11.57  19,500     $11.56
Granted                           20,000    27.50         -          -       -          -
Exercised                              -        -       500      11.50     500      11.50
                                  ------   ------    ------     ------  ------     ------

Outstanding at end of year        38,500   $19.84    18,500     $11.57  19,000     $11.57
                                  ======   ======    ======     ======  ======     ======

Options exercisable at year-end    6,500   $11.58     6,000     $11.54   3,000     $11.58
                                  ======   ======    ======     ======  ======     ======
Weighted-average fair value of
 options granted during the year           $ 9.57                  N/A                N/A
                                           ======               ======             ======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE L - STOCK OPTION AND INCENTIVE PLANS (continued)

  The following information applies to options outstanding at June 30, 1998:


          Number outstanding                                    38,500
          Range of exercise prices                     $11.50 - $27.50
          Weighted-average exercise price                       $19.84
          Weighted-average remaining contractual life       7.06 years


  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Corporation's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF TOWNE FINANCIAL
     CORPORATION

  The following condensed financial statements summarize the financial position of Towne Financial Corporation as of June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years ended June 30, 1998, 1997 and 1996.

                          TOWNE FINANCIAL CORPORATION
                       STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)

        ASSETS                                           1998    1997
     Cash                                                $   43  $   13
     Investment in The Blue Ash Building and
       Loan Company                                       8,618   7,630
     Prepaid expenses and other assets                        5      13
                                                         ------  ------

        Total assets                                     $8,666  $7,656
                                                         ======  ======

        LIABILITIES AND SHAREHOLDERS' EQUITY

     Accounts payable and other liabilities              $    3  $   18

     Shareholders' equity
       Common shares                                        209     209
       Additional paid-in capital                         4,966   4,966
       Retained earnings                                  3,555   2,701
       Less required contributions for shares acquired
         by ESOP                                            (30)    (60)
       Unrealized losses on securities designated as
         available for sale - net of related tax effects    (37)   (178)
                                                         ------  ------

        Total shareholders' equity                        8,663   7,638
                                                         ------  ------

        Total liabilities and shareholders' equity       $8,666  $7,656
                                                         ======  ======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF TOWNE FINANCIAL
     CORPORATION (continued)

                          TOWNE FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                              Year ended June 30,
                                 (In thousands)

                                                        1998  1997  1996
       Revenue
        Dividends received from subsidiary              $150  $  -  $ 56
        Equity in undistributed earnings of subsidiary   817   407   492
                                                        ----  ----  ----

           Total revenue                                 967   407   548

       Expenses
        Management fees                                   12    12    12
        Amortization of organizational costs               -     4     5
        Other operating                                   36    51    63
                                                        ----  ----  ----

           Total expenses                                 48    67    80
                                                        ----  ----  ----

           Net earnings before tax credits               919   340   468

       Federal income tax credits                        (19)  (25)  (53)
                                                        ----  ----  ----

           Net earnings                                 $938  $365  $521
                                                        ====  ====  ====


                          TOWNE FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                              Years ended June 30,
                                 (In thousands)

                                                            1998   1997   1996
  Cash flows provided by (used in) operating activities:
   Net earnings for the year                               $ 938  $ 365  $ 521
   Adjustments to reconcile net earnings to net cash
   provided by (used in) operating activities:
    Undistributed earnings of subsidiary                    (817)  (407)  (492)
    Amortization of organizational costs                       -      4      5
    Increases (decreases) in cash due to changes in:
     Prepaid expenses and other assets                         8     46    (59)
     Accounts payable and other liabilities                  (15)   (33)    47
                                                           -----  -----  -----
      Net cash provided by (used in) operating activities    114    (25)    22

  Cash flows provided by (used in) financing activities:
   Proceeds from the exercise of stock options                 -      6      6
   Payment of dividends on common shares                     (84)     -      -
                                                           -----  -----  -----
      Net cash provided by (used in) financing activities    (84)     6      6
                                                           -----  -----  -----

  Net increase (decrease) in cash and cash equivalents        30    (19)    28

  Cash and cash equivalents at beginning of year              13     32      4
                                                           -----  -----  -----

  Cash and cash equivalents at end of year                 $  43  $  13  $  32
                                                           =====  =====  =====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF TOWNE FINANCIAL
     CORPORATION (continued)

  The Corporation's activities during fiscal 1998, 1997 and 1996 were solely limited to holding the Company's stock. As previously discussed in Note A-13, there were cash dividends of $84,000 declared and paid on 208,500 outstanding common shares of the Corporation during fiscal 1998. There was no payment of cash dividends to the shareholders during fiscal 1997 and 1996.

  As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of organization, the Company agreed to limit the amount of dividends payable to the Corporation. Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to a proposed capital distribution, has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the calendar year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the calendar year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Company had the ability to pay dividends of approximately $2.3 million to the Corporation at June 30, 1998.


NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following table summarizes the Corporation's consolidated quarterly results for the years ended June 30, 1998 and 1997. Certain amounts, as previously reported, have been reclassified to conform to the 1998 presentation.


                                                                   FOR THE THREE MONTH PERIODS ENDED
                                                     SEPTEMBER 30,   DECEMBER 31,     MARCH 31,    JUNE 30,
                                                              1997           1997          1998        1998
                                                              (In thousands, except for share data)
Total interest income                                       $2,019         $2,116        $2,162      $2,165
Total interest expense                                       1,289          1,349         1,363       1,395
                                                            ------         ------        ------      ------
    Net interest income                                        730            767           799         770

Provision for losses on loans                                    6              6             6           6
                                                            ------         ------        ------      ------
    Net interest income after provision
      for losses on loans                                      724            761           793         764
Other income                                                    65             86           215         134
General, administrative and other expense                      504            504           539         561
                                                            ------         ------        ------      ------
    Earnings before income taxes                               285            343           469         337

Federal income taxes                                            99            119           162         116
                                                            ------         ------        ------      ------

    Net earnings                                            $  186         $  224        $  307      $  221
                                                            ======         ======        ======      ======

    Earnings per share
     Basic                                                  $  .89         $ 1.08        $ 1.47      $ 1.06
                                                            ======         ======        ======      ======

     Diluted                                                $  .85         $ 1.02        $ 1.40      $ 1.01
                                                            ======         ======        ======      ======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

                                                                       FOR THE THREE MONTH PERIODS ENDED
                                                             SEPTEMBER 30,   DECEMBER 31,    MARCH 31,    JUNE 30,
                                                                      1996           1996         1997        1997
                                                                     (In thousands, except for share data)
Total interest income                                               $1,714         $1,778       $1,805      $1,895
Total interest expense                                               1,079          1,101        1,112       1,169
                                                                    ------         ------       ------      ------
   Net interest income                                                 635            677          693         726

Provision for losses on loans                                            5              4            4           5
                                                                    ------         ------       ------      ------
   Net interest income after provision
     for losses on loans                                               630            673          689         721
Other income                                                            68             64           40          40
General, administrative and other expense                              864            495          485         515
                                                                    ------         ------       ------      ------
   Earnings (loss) before income taxes (credits)                      (166)           242          244         246

Federal income taxes (credits)                                         (54)            84           86          85
                                                                    ------         ------       ------      ------

   Net earnings (loss)                                              $ (112)        $  158       $  158      $  161
                                                                    ======         ======       ======      ======

   Earnings (loss) per share
     Basic                                                          $ (.54)        $  .76       $  .76      $  .77
                                                                    ======         ======       ======      ======

     Diluted                                                           N/A         $  .73       $  .74      $  .74
                                                                    ======         ======       ======      ======

                                      108

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

Annual Meeting:                 The Annual Meeting of Shareholders of Towne
                                Financial Corporation will be held on October
                                28, 1998, at 10:00 a.m., Eastern Standard Time, at the main office of Blue Ash, 4811 Cooper
                                Road, Blue Ash, Ohio 45242. Shareholders are cordially invited to attend. A formal notice of the meeting, together with a proxy statement and a proxy card, accompanies this Annual Report.

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


                                      110